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As filed with the Securities and Exchange Commission on August 22, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Patriot National Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Connecticut (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	06-1559137 (I.R.S. Employer Identification Number)

900 Bedford Street
Stamford, Connecticut 06901
(203) 324-7500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Charles F. Howell President	Robert F. O'Connell Senior Executive Vice President and Chief Financial Officer

Patriot National Bancorp, Inc.
900 Bedford Street
Stamford, Connecticut 06901
(203) 324-7500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William W. Bouton III, Esq. Kerry John Tomasevich, Esq. Tyler Cooper & Alcorn, LLP 185 Asylum Avenue City Place 35th Floor Hartford, CT 06103-3488 (860) 725-6200	Norman B. Antin, Esq. Jeffrey D. Haas, Esq. Patton Boggs LLP 2550 M Street, NW Washington, DC 20037 (202) 457-6000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security(1)(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $2.00 par value per share	1,265,000 shares	$28.50	$36,052,500	$3,858

(1)
Estimated solely for the purpose of determining the registration fee and calculated pursuant to Rule 457(c) of the Securities Act. Based upon the average of the high and low sale prices of the registrant's common stock on August 21, 2006 as reported by the Nasdaq Capital Market.

(2)
Includes a total of 165,000 shares that the underwriter has the option to purchase to cover over-allotments, if any.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion dated August 22, 2006

PRELIMINARY PROSPECTUS

1,100,000 Shares
Common Stock

PATRIOT NATIONAL BANCORP, INC.

        We are offering shares of our common stock. Our common stock is listed on the NASDAQ Capital Market under the symbol "PNBK" and we have applied to have our common stock listed on the NASDAQ Global Market under the same symbol. Due in part to our common stock being thinly traded on the NASDAQ Capital Market, the last reported sale price of our common stock, which was $28.50 per share on August 21, 2006, may not accurately reflect its value in a more liquid and efficient market. By comparison, the weighted average closing sale price for our common stock from September 21, 2005, the closing date of our 2005 Rights Offering, to August 21, 2006 was $22.62. The public offering price of our common stock to be sold in this offering may, therefore, be less than the last reported sale price on the NASDAQ Capital Market. No determination has yet been made as to the price of the shares to be sold in this offering. The public offering price of our common stock to be sold in this offering will be determined based on negotiations with our underwriter.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

	Per Share	Total
Price to public	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Patriot National Bancorp, Inc.	$	$

(1)
Certain of our executive officers and directors and an advisor to our chairman have indicated an intention to purchase at least $3 million of the shares to be sold in this offering at the public offering price. The underwriting discount for shares sold to our executive officers, directors and employees and advisors to our chairman will be 2% of the aggregate purchase price, up to an aggregate of $10 million, while the underwriting discount for all other shares sold in this offering will be 6% of the aggregate purchase price.

        We have granted the underwriter a 30-day option to purchase up to 165,000 additional shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

        The underwriter expects to deliver the shares to purchasers against payment in New York, New York on or about                        , 2006, subject to customary closing conditions.

Sandler O'Neill + Partners, L.P.

The date of this prospectus is                        , 2006.

PATRIOT
NATIONAL BANK
PATRIOT NATIONAL BANCORP, INC.
Connecticut
New York
New Jersey
SHERMAN
NEW FAIRFIELD
BROOKFIELD
SOUTHBURY
DANBURY
BETHEL
NEWTON
OXFORD
BEACON FALLS
BETHANY
NEW HAVEN COUNTY
FAIRFIELD COUNTY
SEYMOUR
WOODBRIDGE
HAMDEN
NORTH HAVEN
RIDGEFIELD
REDDING
MONROE
ANSONIA
SHELTON
DERBY
NEW HAVEN
EAST HAVEN
TRUMBULL
EASTON
ORANGE
WEST HAVEN
BEDFORD
WILTON
WESTON
MILFORD
WESTCHESTER COUNTY
NEW CANAAN
STAMFORD
FAIRFIELD
BRIDGEPORT
STRATFORD
WESTPORT
NORWALK
GREENWICH
DARIEN
- Patriot Headquarters
- Existing Branches
- Loan Production Offices
- Approved Branch Under Construction
- Approved Branch Lease Pending
- Pending Loan Production Office Lease Not Signed
- Pending Branch Acquisition
MANHATTAN
LONG ISLAND
MELVILLE
SUFFOLK COUNTY
QUEENS COUNTY
NASSAU COUNTY

TABLE OF CONTENTS

Prospectus Summary	1
Selected Consolidated Financial and Other Data	6
Risk Factors	8
Cautionary Statement Regarding Forward Looking Statements	16
Use of Proceeds	17
Market Price of Common Stock and Dividend Policy	18
Capitalization	19
Management's Discussion and Analysis of Financial Condition and Results of Operations	20
Business	50
Supervision and Regulation	53
Security Ownership of Certain Beneficial Owners and Management	57
Management	60
Executive Compensation	62
Description of Capital Stock	65
Underwriting	69
Transfer Agent and Registrar	72
Legal Matters	72
Experts	72
Where You Can Find More Information	72
Index to Consolidated Financial Statements	F-1

        As a prospective investor, you should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized anyone to provide prospective investors with information different from that contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information included in this prospectus is accurate as of any date other than the date of this prospectus. Our business, financial condition, results of operations, cash flows and/or future prospects may have changed since that date.

        In this prospectus we rely on and refer to information and statistics regarding the banking industry, Fairfield County, Connecticut, Westchester County, New York and the greater New York City metropolitan area. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

i

Prospectus Summary

        This summary highlights only some of the information contained in this prospectus and does not contain all the information you should consider in making your investment decision. You should read carefully the entire prospectus, including the "Risk Factors" section and the financial statements and notes to those financial statements appearing elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, all information in this prospectus assumes that the underwriter will not exercise its option to purchase additional shares to cover over-allotments.

        In this prospectus, we frequently use the terms "we," "our" and "us" to refer to Patriot National Bancorp, Inc. and our subsidiary, Patriot National Bank.

Our Company

        We are the bank holding company for Patriot National Bank, the largest publicly-held commercial bank headquartered in Fairfield County, Connecticut. We conduct our operations solely through the Bank. We and the Bank are headquartered at our main office in Stamford, Connecticut, approximately 40 miles east of New York City. The Bank began operations in 1994 and was reorganized as our subsidiary in 1999. The Bank has ten branch office locations serving customers located in the Fairfield County communities of Stamford, Greenwich, Old Greenwich, Norwalk, Wilton, Darien and Southport. In addition, we have loan production offices in Stamford, Connecticut, Melville (Long Island), New York and New York City, New York. During the fourth quarter of this year, we plan to open four additional branch offices in the Connecticut communities of Fairfield, Fairfield Center, Milford and Trumbull. In addition, in July 2006, we entered into an agreement to acquire a small bank branch office in New York City, New York. As of July 21, 2006, this branch had deposits of approximately $4.1 million. Although this branch is located in New York City, the primary reason for this acquisition is to permit us to expand our branch locations into Westchester County, New York, which is adjacent to Fairfield County, Connecticut. We do not anticipate further branch office expansion in New York City.

        The Bank offers a broad range of commercial and consumer banking services with an emphasis on serving the needs of small and medium-sized businesses, commercial real estate investors and builders, professionals such as accountants and attorneys, as well as individuals. The Bank offers commercial real estate and construction loans to area businesses and developers, commercial loans to area businesses, as well as one- to four-family residential mortgage loans, home improvement loans and home equity lines of credit to individuals. The Bank offers consumer and commercial deposit accounts such as checking accounts, insured money market accounts, time certificates of deposit, and savings accounts. As of June 30, 2006, on a consolidated basis, we had total assets of $559.0 million, net loans of $450.5 million, total deposits of $472.6 million and total shareholders' equity of $31.7 million.

Investment Highlights

  Growth

        The strategic and operational leadership of our management team has resulted in significant growth in our assets, loans, deposits and net income over the past four and one half years. From December 31, 2001 through June 30, 2006, we have grown:

  •
  Total assets from $202.6 million to $559.0 million;

  •
  Net loans from $135.7 million to $450.5 million;

  •
  Total deposits from $183.3 million to $472.6 million; and

  •
  Non-interest bearing deposits from $17.0 million to $50.9 million.

        During this period of growth, we have also emphasized the importance of a disciplined credit culture and have been successful in maintaining strong asset quality. Net loan charge-offs from December 31, 2001 to June 30, 2006 totaled $5,000. We had an aggregate of $5.2 million of non-performing loans at June 30, 2006, which constituted 0.9% of total assets at such date. These non-performing loans included two loans in the aggregate amount of $3.4 million that were adequately collateralized and in the process of collection, and one loan in the amount of $1.1 million that was adequately collateralized and current as to principal and interest payments. The Bank is considered a well-capitalized institution under applicable regulations, with a total risk-based capital ratio of 10.70% and a Tier 1 risk-based capital ratio of 9.45% at June 30, 2006.

  Market Overview

        Our market is located within the greater New York City metropolitan area, and is highly dependent on the economy of New York City. Our primary market area encompasses the Fairfield County communities where our branches are located. From these branches, we also provide lending services in adjoining areas of Fairfield County and neighboring Westchester County, New York. In addition, we have established loan production offices in Melville (Long Island) and New York City, New York.

        In 2005, the population of Fairfield County was estimated to be approximately 903,000 people, which represents approximately 25% of the population of Connecticut. The estimated median household income in 2004 was over $73,000, more than 50% higher than the estimated median household income for the United States of approximately $44,700. In June 2006, unemployment in Fairfield County was reported to be 3.9% compared to 4.1% for Connecticut and 4.6% for the United States.

        Westchester County, New York shares similar demographics with neighboring Fairfield County. In 2005, the population of Westchester County was estimated to be approximately 941,000 people, which represents approximately 5% of the population of the greater New York City metropolitan area. The estimated median household income in 2004 was approximately $70,100 compared to approximately $44,700 estimated in the United States. In June 2006, unemployment in Westchester County was reported to be 3.9% compared to 4.9% for New York City, 4.6% for New York State and 4.6% for the United States.

        As of June 30, 2006, the Bank had $472.6 million of total deposits. As of June 30, 2005, the most recent date such information is available, the Bank had approximately 1.62% of the approximately $22.7 billion of total deposits within Fairfield County. As of June 30, 2005, total deposits within Westchester County exceeded $27.8 billion. Consequently, there are substantial opportunities for the Bank to continue to grow its market share of deposits within its primary market area.

        Fairfield and Westchester Counties are home to a large number of Fortune 500 corporate headquarters, including Pitney Bowes, Clairol, Xerox, GE Capital and Time Warner Cable in Connecticut, and IBM Corporation, Pepsico Incorporated, New York Life Insurance and Snapple Beverage Group/Motts, Inc. in New York. Many senior executives and employees of these and other businesses based in the greater New York City metropolitan area reside within our market area. Our market is also characterized by a large number of small and medium-sized businesses that have developed to meet the needs of the community. We are focused on serving these individuals and small to medium-size businesses.

  Experienced Management Team

        Our growth since 2001 is primarily due to our experienced team of banking executives:

  •
  Angelo De Caro, our Chairman and Chief Executive Officer, is a former partner and senior financial officer of Goldman Sachs & Co. Mr. De Caro served on the executive committees of Goldman Sachs Swiss Private Bank and Goldman Sachs Trust Services. Mr. De Caro has extensive experience in financial management and risk analysis and his responsibilities at

    Goldman Sachs included auditing, tax and financial controls. He has focused us on our strategic growth objectives with respect to both our loan portfolio and core deposits.

  •
  Charles F. Howell, our President, and the Chief Executive Officer of the Bank, has over 30 years of banking experience in Fairfield County, including prior service as the president of a bank and as the chief operating officer and chief lending officer at another bank.

  •
  Robert F. O'Connell, our Senior Executive Vice President and Chief Financial Officer, has experience as a CPA in a major national accounting firm and has served as a senior executive officer and CFO of four other banks over a 30-year period. He also has responsibility for operations, retail banking and human resources.

  •
  Philip W. Wolford, our Chief Operating Officer, has over 30 years of banking experience and has been a senior executive officer of three banks. Mr. Wolford served as the controller of a large New York City savings bank and has had responsibility for operations, information technology, compliance, retail banking and loan operations. He has been with the Bank since it opened in 1994.

        Our other four senior officers have over 100 years of combined banking and mortgage banking experience. We have also hired several senior commercial lenders with considerable experience and business relationships from other banks and financial institutions in our market area, and we expect to hire additional experienced lenders as we continue to grow.

Growth Strategy

        We continue to attract new customers by providing a targeted line of commercial and consumer financial services while maintaining our reputation for excellent service, professionalism and integrity. Our goal is to maintain our growth strategy from our base in Fairfield County, Connecticut. We will continue to emphasize growth over profitability for the foreseeable future as we pursue this strategy. We believe that by continuing to grow through branch expansion, we will be able to create long-term value for our shareholders. Our strategy for achieving our growth objectives includes the following:

        Expand our geographical footprint.    We are the largest, independently owned commercial bank headquartered in Fairfield County. We believe that Fairfield County and neighboring areas of Connecticut with similar demographics continue to offer attractive opportunities for additional branch expansion. Our management is very familiar with Fairfield County and regularly evaluates opportunities to establish new bank branches by reviewing market demographics with a view towards loan and deposit growth, customer accessibility, proximity to competitors, renovation costs, and suitability. Financial institution consolidation within Fairfield County in recent years has confused brand loyalties, disrupted banking relationships and inconvenienced customers with branch office relocations and consolidations. In some cases, we have been able to lease existing bank branch buildings, which is an efficient and cost-effective alternative to building new facilities. We have received regulatory approval to open four additional branches, three in Fairfield County and one in the neighboring town of Milford, in New Haven County, Connecticut, all of which we plan to bring into service during the fourth quarter of this year.

        Fairfield County shares similar demographics with neighboring Westchester County, New York. We have provided lending services in Westchester County for many years from our base in Connecticut. We now intend to open full service branch locations in Westchester County. In July 2006, we entered into an agreement with another financial institution to acquire a small branch office and assume the lease at 45 West End Avenue, New York, New York. This acquisition, which we expect to complete before the end of 2006, subject to receipt of all required regulatory approvals, will allow us to establish additional bank branch offices in Westchester County, our primary reason for the New York City branch acquisition. We do not anticipate further branch office expansion in New York City. We have signed a letter of intent to lease a facility in Bedford, in Westchester County, New York. Initially, we plan to operate this facility as a loan production office. Following the completion of our acquisition of the New York City bank branch office, we plan to apply during the first quarter of 2007 for regulatory approval to operate the Bedford loan production office as a full service bank branch office.

        We typically establish loan production offices in areas where we have the opportunity to acquire lenders with a local following. We currently have loan production offices in Melville (Long Island) and New York City, New York. We may open additional loan production offices in other areas of metropolitan New York in the future. Except for the acquisition of a mortgage brokerage business in 1999 and our current agreement to acquire the small branch office in New York City, we have not historically supplemented our growth through acquisitions.

        Increase our deposit balances.    We focus on increasing our core deposits, which consist of non-interest-bearing demand accounts, NOW accounts, savings accounts, money market deposit accounts and certificates of deposit in amounts less than $100,000. We have grown our core deposits from $157.9 million at December 31, 2001 to $351.6 million at June 30, 2006 with a weighted average interest rate of 2.8% as of June 30, 2006. We intend to continue to increase our core deposits by capturing deposits from new and existing loan customers, and by attracting new depositors who seek a high level of personalized banking services. We believe that our personalized service and our role in providing commercial real estate and construction loans in the local business community distinguishes us from most of our competitors, many of which are larger banks and other institutions with a regional or national focus.

        Increase the number and size of our loans.    We seek to expand and attract new lending relationships, particularly residential construction, commercial real estate and commercial business loans. Additional capital will allow us to retain a greater portion of loans originated and to better meet the lending needs of our borrowers. Our growth strategy is to continue to maintain a strong loan-to-deposit ratio.

        Attract and retain experienced lending professionals.    Our senior management team includes individuals with extensive experience and business contacts in the Fairfield County and metropolitan New York City areas. We seek to hire additional experienced commercial lenders with strong business relationships and knowledge of our market areas both to enhance our presence in existing markets as well as in new locations as we continue to grow. We also consider the availability of experienced lenders in connection with our plans to establish new branch locations. This strategy will be particularly important as we expand on our current lending operations in Westchester County with investments in new branch office locations. During the six months ended June 30, 2006, we hired four experienced lenders from local competitors, and a fifth lender joined us in August, 2006. All of these new employees are from our market area and have extensive lending experience, business contacts and relationships in the region. We intend to identify similarly credentialed individuals as we open new branch offices in Westchester County. We have also increased our credit analysis and administrative functions to support the current and anticipated expansion of our lending sales staff.

Office and Other Information

        Our principal executive offices are located at 900 Bedford Street, Stamford, Connecticut 06901, and our telephone number is (203) 324-7500. Our Internet address is www.pnbk.com. The information contained on our web site is not part of this prospectus.

The Offering

Common stock offered by us	1,100,000 shares.(1)
Common stock to be outstanding immediately after this offering	4,339,494 shares.(2)
Net proceeds
The net proceeds from this offering are expected to be approximately $ million based on the assumptions set forth under "Use of Proceeds" without giving effect to any exercise of the underwriter's over-allotment option.
Use of proceeds
We currently intend to contribute substantially all of the net proceeds of this offering to the Bank. The Bank intends to utilize the proceeds to enhance capital to further its branch expansion program and for general corporate purposes. We believe that by continuing to grow the Bank, we will be able to create long-term value for our shareholders. The net proceeds of this offering will be invested initially in primarily short-term investments.
Dividend policy
We historically have paid cash dividends. In the quarter ended June 30, 2006, we declared a quarterly cash dividend of $0.045 per share of common stock. We intend to continue to pay dividends, but our payment of dividends in the future will depend on a number of factors. We cannot assure you that we will continue to pay dividends or that the amount of dividends we pay will not be reduced in the future. See "Dividend Policy."
NASDAQ symbol	Our common stock is listed on the NASDAQ Capital Market under the symbol "PNBK." We have applied to have our common stock listed on the NASDAQ Global Market under the symbol "PNBK."

(1)
Certain of our executive officers and directors and an advisor to our chairman have indicated an intention to purchase at least $3 million of the shares to be sold in this offering at the public offering price. At our request, the underwriter has advised us that it will reserve shares for this purpose. Any reserved shares which are not purchased will be offered by the underwriter to the general public on the same basis as the other shares offered by this prospectus.

(2)
The number of shares of common stock that will be outstanding after this offering includes 3,239,494 shares outstanding as of August 15, 2006, but does not include (i) 165,000 shares of common stock issuable pursuant to the underwriter's over-allotment option; and (ii) 65,000 shares of common stock reserved for issuance upon exercise of stock options with a weighted-average exercise price of $10.13, which have been granted and remained outstanding as of August 15, 2006.

Risk Factors

        Before investing you should carefully consider the matters set forth under "Risk Factors" beginning on page 8 of this prospectus for a discussion of risks related to an investment in our common stock.

Selected Consolidated Financial and Other Data

        We have derived the selected consolidated financial and other data for the years ended December 31, 2005 and 2004 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated financial and other data for the years ended December 31, 2003, 2002 and 2001 from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated financial data as set forth below as of June 30, 2006 and 2005, and for the six months ended June 30, 2006 and June 30, 2005, have been derived from our unaudited financial statements which are included elsewhere in this prospectus. We have prepared the unaudited financial statements on a basis consistent with our audited annual financial statements. In our opinion, the unaudited financial statements include all normal recurring adjustments necessary for a fair presentation of our results of operations and financial condition for such periods. Our operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006. You should read the selected consolidated financial information below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes related to those financial statements included elsewhere in this prospectus.

	Six Months Ended June 30,		Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(dollars in thousands, except share and per share data)
Selected Operating Data:
Interest and dividend income	$17,193	$11,403	$25,149	$18,678	$15,215	$12,605	$13,723
Interest expense	7,614	4,495	10,270	7,009	5,588	4,765	6,867

Net interest income	9,579	6,908	14,879	11,670	9,626	7,840	6,856
Provision for loan losses	924	360	1,110	556	563	468	250
Noninterest income	1,212	1,532	3,229	2,702	4,814	4,114	3,510
Noninterest expense	8,434	7,008	14,634	12,257	11,659	9,813	8,676
Net income	907	638	1,407	926	1,341	1,052	876
Per Share Data:
Basic income per share	$0.28	$0.26	$0.52	$0.38	$0.56	$0.44	$0.37
Diluted income per share	0.28	0.25	0.51	0.37	0.55	0.43	0.36
Dividends per share	0.085	0.075	0.155	0.135	0.115	0.095	0.060
Weighted average shares outstanding — Basic	3,230,649	2,488,247	2,696,676	2,449,679	2,400,879	2,400,525	2,400,488
Weighted average shares outstanding — Diluted	3,257,349	2,537,133	2,738,718	2,502,691	2,443,236	2,427,314	2,426,501
Common shares outstanding at end of period	3,230,649	2,489,391	3,230,649	2,486,391	2,408,607	2,400,525	2,400,525
Book value per share	9.82	8.06	9.71	7.95	7.80	7.73	7.25
Tangible book value per share(1)	9.54	7.69	9.42	7.57	7.41	7.34	6.86
		As of December 31,
	June 30, 2006
		2005	2004	2003	2002	2001
Balance Sheet Data:
Cash and due from banks	$8,542	$7,221	$6,670	$4,024	$5,386	$7,544
Federal funds sold	13,600	6,500	37,500	15,000	3,000	12,700
Short term investments	169	2,247	11,460	10,431	3,349	6,789
Investment securities	75,896	80,991	78,259	92,331	61,721	35,817
Loans, net	450,452	364,244	263,875	214,421	170,795	135,680
Total assets	559,006	470,641	405,047	342,469	248,497	202,569
Total deposits	472,629	419,075	367,005	289,992	217,911	183,264
Total borrowings	51,248	17,248	16,248	31,301	10,293	839
Total shareholders' equity	31,735	31,375	19,756	18,780	18,545	17,406

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(dollars in thousands, except share and per share data)
Selected Financial Ratios and Other Data(2):
Return on average assets	0.36%	0.31%	0.33%	0.26%	0.46%	0.47%	0.46%
Return on average equity	5.67	6.36	6.00	4.74	7.09	5.82	5.10
Interest rate spread(3)	3.30	3.08	3.13	3.02	3.10	3.31	3.11
Net interest margin(4)	3.83	3.45	3.54	3.35	3.41	3.67	3.75
Non-interest expense to average assets	3.31	3.42	3.41	3.52	4.13	4.59	4.75
Efficiency ratio(5)	78.16	83.03	80.82	85.28	80.74	82.09	83.69
Tangible capital to tangible assets(6)	5.52	4.61	6.48	4.66	5.23	7.12	8.17
Regulatory Capital Ratios(7):
Tier I capital to average total assets	7.53%	6.44%	8.56%	6.79%	7.51%	6.99%	8.15%
Tier I capital to total risk-weighted assets	9.59	8.86	11.45	9.04	10.00	9.13	9.61
Total capital to total risk-weighted assets	10.84	10.49	12.70	10.70	11.87	10.39	10.74
Asset Quality Ratios:
Non-performing loans(8) as a percent of gross loans	1.14%	0.82%	0.60%	1.51%	0.14%	0.79%	2.14%
Non-performing assets as a percent of total assets	0.93	0.60	0.47	1.00	0.09	0.56	1.46
Allowance for loan losses as a percent of gross loans	1.21	1.26	1.25	1.31	1.35	1.37	1.38
Allowance for loan losses as a percent of total non-performing loans	106.06	153.27	207.60	86.12	931.43	172.76	64.12
Number of full-service customer facilities	10	10	10	9	7	4	4

(1)
Represents the result of total shareholders' equity minus goodwill, divided by the number of shares outstanding

(2)
All ratios are annualized where appropriate.

(3)
Represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(4)
Represents net interest income as a percent of average interest-earning assets.

(5)
Represents non-interest expense divided by the sum of net interest income and noninterest income.

(6)
Represents total consolidated common equity, less intangibles, divided by total consolidated assets, less intangibles.

(7)
See note 14 to our audited consolidated financial statements for additional information about our regulatory capital positions and requirements and the regulatory capital positions and requirements of the Bank.

(8)
Consists of loans past due 90 days or more and still accruing, and loans placed on non-accrual status.

Risk Factors

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and the related notes included elsewhere in this prospectus. The risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

        The shares of common stock offered through this prospectus are not savings accounts, deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, or FDIC, or any other governmental agency.

Risks Related to our Business

We intend to continue our emphasis on growth over earnings for the foreseeable future.

        We have actively sought growth of our institution in recent years, by opening additional branches, initiating internal growth programs, completing one acquisition of a mortgage brokerage company and contracting to acquire a small branch office in New York City. We may not be able to sustain our historical rate of growth or may not even be able to continue to grow at all. Various factors, such as economic conditions and competition, may impede or prohibit us from opening new branches. In addition, we may not be able to obtain the financing necessary to fund additional growth and we may not be able to find suitable candidates for acquisition.

        Sustaining our growth has placed significant demands on our management as well as on our administrative, operational and financial resources. We have received regulatory approval to open four new branch offices, which we currently plan to bring into service during the fourth quarter of 2006. We expect our acquisition of the small branch office in New York City, which had deposits of approximately $4.1 million at July 21, 2006, will close before the end of 2006, subject to receipt of all required regulatory approvals. We expect to open additional branch offices in Connecticut and Westchester County, New York in the near future. In August 2006, we signed a letter of intent to lease a facility in Bedford, New York. Integrating these new branch offices, particularly the four branch offices scheduled to open during the fourth quarter of 2006, will place increased demands on the time and resources of our management, and may temporarily distract management's attention from our day-to-day business. We cannot assure you that we will successfully integrate new branch offices into our operations, or that we will achieve anticipated benefits from opening new branch offices or achieve earnings results in the future similar to those that we have achieved in the past.

        For us to continue to manage our growth, we must continue to:

  •
  attract and retain qualified management and experienced bankers;

  •
  find suitable markets for expansion;

  •
  find suitable, affordable branch office locations;

  •
  attract funding to support additional growth;

  •
  maintain our asset quality;

  •
  maintain adequate regulatory capital; and

  •
  maintain adequate controls.

        Although we believe that our earnings will increase as we build our franchise, earnings are expected to continue to be adversely affected by the costs of opening new branches and the time necessary to build a customer base at each new branch.

        If we are unable to continue our historical levels of growth, or if our growth comes at greater financial expense than has been incurred in the past, we may not be able to achieve our financial goals and our profitability may be adversely affected.

We will be expanding into a new geographic market in which our current senior management has limited experience.

        We intend to expand into Westchester County and the surrounding counties in New York State. In July 2006, we entered into an agreement with another financial institution to acquire a small branch office in New York City, New York, which had deposits of approximately $4.1 million at July 21, 2006. We expect this acquisition will close before the end of 2006, subject to receipt of all required regulatory approvals. This acquisition will allow us to establish additional bank branch offices in Westchester County, New York, which is the primary reason for the acquisition. We do not anticipate further branch expansion in New York City. We have signed a letter of intent to lease a facility in Bedford, in Westchester County, New York. Initially, we plan to operate this facility as a loan production office. Following the completion of our acquisition of the New York City bank branch office, we plan to apply during the first quarter of 2007 for regulatory approval to operate the Bedford loan production office as a full service bank branch office.

        The vast majority of our current deposits and loans are derived from and made to customers who live and work in Fairfield County, Connecticut. Although we believe that the demographics for Westchester County, New York closely resemble those of Fairfield County, Connecticut, we do not currently conduct significant deposit activity in New York State. Our senior management team includes several individuals with substantial banking experience in Connecticut, but with less experience in New York. Our ability to compete effectively in New York State will depend in part on our ability to hire and retain key employees who know the Westchester County market better than we do.

We have no experience opening bank branch offices in Westchester County, New York.

        Historically, our investment in capital equipment to open a new branch office has ranged between $315,000 and $450,000. However, total branch operating costs also include a variety of variable costs, including the prevailing rental rates in the local branch office area, the size of the branch, the availability of facilities that are ready to be operated as bank branches, and the number of employees. We have not opened branches in Westchester County in the past and we may not be able to estimate accurately the variable costs associated with opening branch offices in this area. If we underestimate these variable costs, then the branches that we establish in these areas may prove to be more costly than anticipated and, as a further consequence, our branch expansion program may be delayed or reduced in scope, or both, which may have an adverse effect on our business and results of operations.

Because we intend to increase our commercial real estate, construction and commercial business loan originations, our lending risk will increase, and downturns in the real estate market could adversely affect our earnings.

        Commercial real estate, construction and commercial business loans generally have more risk than residential mortgage loans. Both commercial real estate and construction loans, for example, often involve larger loan balances concentrated with single borrowers or groups of related borrowers as compared to single-family residential loans. Construction loans are secured by the property under construction, the value of which is uncertain prior to completion. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and the related loan-to-value ratios.

Speculative construction loans involve additional risk because the builder does not have a contract for the sale of the property at the time of construction.

        Because the repayment of commercial real estate, construction and commercial business loans depends on the successful management and operation of the borrower's properties or related businesses, repayment of such loans can be affected by adverse conditions in the real estate market or the local economy. As of June 30, 2006, 76.3% of our total loan portfolio was secured by real estate located in Fairfield County, Connecticut and Westchester County, New York. As a result, a downturn in the real estate market, especially within our market area, could adversely impact the value of properties securing these loans. Our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on defaulted loans. As our commercial real estate, construction and commercial business loan portfolios increase, the corresponding risks and potential for losses from these loans may also increase. The additional capital provided through the net proceeds of this offering will enable the Bank to increase the size of individual and relationship loans, which may exacerbate these risks.

Our business is subject to various lending and other economic risks that could adversely impact our results of operations and financial condition.

        Changes in economic conditions, particularly an economic slowdown in Fairfield County, Connecticut and the New York metropolitan area, could hurt our financial performance.    Our business is directly affected by political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in governmental monetary and fiscal policies, and inflation, all of which are beyond our control. A deterioration in economic conditions, in particular an economic slowdown within Fairfield County, Connecticut and/or the New York metropolitan area, could result in the following consequences, any of which may hurt our business materially:

  •
  loan delinquencies may increase;

  •
  problem assets and foreclosures may increase;

  •
  demand for our products and services may decline; and

  •
  assets and collateral associated with our loans, especially real estate, may decline in value, thereby reducing a customer's borrowing power.

        We may suffer losses in our loan portfolio despite our underwriting practices.    We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. These practices include analysis of a borrower's prior credit history, financial statements, tax returns and cash flow projections, valuation of collateral based on reports of independent appraisers and verification of liquid assets. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan losses.

Our allowance for loan losses may not be adequate to cover actual losses.

        Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance. Our allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect our operating results. Our allowance for loan losses is based on an evaluation of the risks associated with our loans receivable as well as our prior experience. A substantial portion of our loans are unseasoned and lack an established record of performance. To date, we have experienced negligible losses. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and assess the adequacy of the allowance for loan losses. While we believe that our allowance for loan losses is adequate to cover current losses, we cannot assure you that we will not need to increase our allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could materially and adversely affect our earnings and profitability.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

        We are unable to predict fluctuations of market interest rates, which are affected by many factors, including:

  •
  inflation;

  •
  recession;

  •
  a rise in unemployment;

  •
  tightening money supply; and

  •
  domestic and international disorder and instability in domestic and foreign financial markets.

        Changes in the interest rate environment may reduce our profits. We realize income from the differential or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. We are vulnerable to a decrease in interest rates because our interest-earning assets generally have shorter durations than our interest-bearing liabilities. As a result, material and prolonged decreases in interest rates would decrease our net interest income. In contrast, an increase in the general level of interest rates may adversely affect the ability of some borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, levels of prepayments and cash flow as well as the market value of our securities portfolio and overall profitability.

        Fee income derived from mortgage brokerage activities is also affected by interest rate fluctuations. Generally, increases in interest rates often lead to decreases in home refinancing activity, thus reducing the number of mortgage loans we originate.

Our investment portfolio includes securities which are sensitive to interest rates and variations in interest rates may adversely impact our profitability.

        At June 30, 2006, our securities portfolio aggregated $72.1 million, all of which was classified as available-for-sale, and was comprised of mortgage-backed securities which are insured or guaranteed by U.S. government agencies or government-sponsored enterprises, U.S. government agency securities and money market preferred equity securities. These securities amounted to approximately 12.9% of our total assets and are sensitive to interest rate fluctuations. The unrealized gains or losses in our available-for-sale portfolio are reported as a separate component of shareholders' equity. As a result, future interest rate fluctuations may impact shareholders' equity, causing material fluctuations from quarter to quarter. Failure to hold our securities until payments are received on mortgage-backed securities or until maturity on other investments or until market conditions are favorable for a sale could adversely affect our earnings and profitability.

We are dependent on our management team, and the loss of our senior executive officers or other key employees could impair our relationship with our customers and adversely affect our business and financial results.

        Our success is dependent upon the continued services and skills of Angelo De Caro, Charles F. Howell, Robert F. O'Connell, Philip W. Wolford and other senior officers including Martin G. Noble, our chief lender, Marcus Zavattaro, our residential lending sales manager, and John Kantzas, a founder and an executive vice president. While we have employment agreements containing non-competition provisions with Messrs. Howell, O'Connell and Zavattaro, these agreements do not prevent any of them from terminating their employment with us. The unexpected loss of services of one or more of these key personnel could have an adverse impact on our business because of their skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

        Our success also depends, in part, on our continued ability to attract and retain experienced commercial lenders and residential mortgage originators, as well as other management personnel. The loss of the services of several of such key personnel could adversely affect our growth strategy and prospects to the extent we are unable to replace such personnel. In the past year, we have hired several experienced commercial loan officers who have strong business relationships in order to expand and enhance our current deposit and commercial banking operations. Competition for commercial lenders and residential mortgage originators is strong within the commercial banking and mortgage banking industries, and we may not be successful in retaining or attracting additional personnel necessary to maintain our growth plans.

A breach of information security could negatively affect our earnings.

        Increasingly, we depend upon data processing, communication and information exchange on a variety of computing platforms and networks, and over the internet to conduct our business. We cannot be certain that all of our systems are entirely free from vulnerability to attack, despite safeguards we have instituted. In addition, we rely on the services of a variety of vendors to meet our data processing and communication needs. If information security is breached, information can be lost or misappropriated, resulting in financial loss or costs to us or damages to others. These costs or losses could materially exceed the amount of insurance coverage, if any, which would have an adverse effect on our results of operations and financial condition. In addition, the Bank's reputation could be harmed, which also could materially adversely affect our financial condition and results of operations.

Changing regulation of corporate governance and public disclosure.

        Recently enacted laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ Global Market rules, are adding to the responsibilities that companies such as ours have. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could make compliance more difficult and result in higher costs due to ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, during our fiscal year ending December 31, 2007, we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors' audit of that assessment. In order to prepare for this, we will need to commit significant financial and managerial resources beginning in 2006. If we do not effectively comply with these laws, regulations and standards, our reputation may be harmed.

Risks Related to the Offering

We may sell the shares of common stock in this offering at a price below the recent trading price of our common stock and, as a result, the market price of our common stock may decline after the stock offering.

        The price per share at which we sell our common stock in this offering may be less than the market price of our common stock on the date the offering is completed. Our common stock is thinly traded and, as a result, the current market price may not accurately reflect the current market value of our common stock. The weighted average closing sale price of our common stock since September 21, 2005, the closing date of our 2005 Rights Offering, is $22.62 per share. The last reported sale price of our common stock on the NASDAQ Capital Market on August 21, 2006 was $28.50. If the public offering price is less than the current market price for our common stock, some purchasers in this offering may be inclined to immediately sell shares of common stock to try to realize a profit. Any such sales, depending on the volume and timing, is likely to cause the market price of our common stock to decline. Also, because stock prices generally fluctuate over time, we cannot assure you that you will be able to sell shares after this offering at a price equal to or greater than the actual purchase price. You should consider these possibilities in deciding whether to purchase shares of common stock in this offering and the timing of any sale of those shares after the offering.

The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.

        Our common stock currently trades on the NASDAQ Capital Market, but we have applied to transfer to the NASDAQ Global Market and expect to be listed on the Global Market prior to the closing of the offering. Our common stock is thinly traded. Thinly traded stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to operating performance.

        We cannot predict what effect future sales of our common stock in the market, or the availability of shares of our common stock for sale in the market, will have on the market price of our common stock. So, we cannot assure you that sales of substantial amounts of our common stock in the market, or the potential for large amounts of market sales, would not cause the price of our common stock to decline.

We have broad discretion in the use of proceeds of this offering.

        We have not designated the anticipated net proceeds of this offering for specific uses. Accordingly, our management will have considerable discretion in the application of the net proceeds of this offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. See "Use of Proceeds."

Future common stock offerings may reduce the ownership percentage of our current shareholders.

        In certain circumstances, our board of directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued stock, as we are doing in this offering. In the future, we may issue additional securities, through public or private offerings, in order to raise additional capital. Any such issuance would dilute the percentage of ownership interest of existing shareholders.

Risks Related to the Ownership of our Common Stock

We may be unable to pay dividends in the future.

        Our shareholders may receive dividends out of legally available funds if, and when, they are declared by our board of directors. Our policy has been to pay dividends out of cash in excess of the needs of the business. Our most recent quarterly cash dividend was at a rate of $0.045 per share.

        Federal Reserve Board policy restricts our ability to pay dividends, and we cannot assure you that we will pay dividends on our common stock in the future. Federal Reserve Board policy states that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that a bank holding company should not maintain a level of cash dividends that undermines its ability to serve as a source of strength to its banking subsidiaries. In addition, the terms of the junior subordinated debt we issued in connection with the issuance of trust preferred securities by a statutory trust formed by us contains restrictions on our ability to pay dividends. We may incur additional indebtedness in the future that may prohibit or further restrict our ability to declare and pay dividends. Our ability to declare and pay dividends on the common stock may be restricted in the future due to state corporation laws, our financial condition and results of operations, capital requirements, covenants contained in our various financing agreements, management's assessment of future capital needs and other factors considered by our board of directors.

        Our principal source of funds to pay dividends is cash dividends that we receive from Patriot National Bank. The Office of the Comptroller of the Currency regulates the Bank's dividend payments and must approve dividend payments in advance if the total of all dividends declared by the Bank's board of directors in any year will exceed (1) the total of the Bank's net profits for that year, plus (2) the Bank's retained net profits of the preceding two years, less any required net transfers to surplus. See "Supervision and Regulation—Payment of Dividends."

Our executive officers, directors and advisors to our Chairman own sufficient shares of our common stock to significantly affect the results of any shareholder vote.

        Our executive officers and directors beneficially own approximately 31.5% of our common stock. After giving effect to the proposed purchase by certain executive officers and directors of approximately $1 million of our common stock to be sold in this offering, our executive officers and directors will beneficially own 24.6% of our common stock after completion of this offering at an assumed public offering price of $        per share. Mr. De Caro, our chairman, beneficially owns approximately 22.9% of our common stock. After giving effect to his proposed purchase of approximately $200,000 of our common stock to be sold in this offering, at an assumed public offering price of $        per share, Mr. De Caro will beneficially own        % of our common stock after completion of this offering. In addition, two shareholders who serve as advisors to our chairman beneficially own 5.8% and 4.6%, respectively, of our common stock. One of these shareholders. Donald C. Opatrny, has indicated an intention to purchase $2 million of our common stock to be sold in this offering. After completion of this offering, and after giving effect to Mr. Opatrny's proposed purchase at an assumed public offering price of $        per share, Mr. Opatrny will beneficially own        % of our common stock, and the other advisor will beneficially own        % of our common stock. As a result, our executive officers, directors and advisors to the chairman have the ability to significantly influence the outcome of matters requiring a shareholder vote, including the election of our board of directors, amendments to our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. The interests of these individuals may differ from yours and these individuals may be able to delay or prevent us from entering into transactions that would result in a change in control, including transactions in which our shareholders might otherwise receive a premium over the then current market price for their shares. See "Security Ownership of Certain Beneficial Owners and Management" and "Description of Capital Stock."

Anti-takeover provisions in our certificate of incorporation, our shareholder rights plan, and employment and change of control agreements may adversely affect the price of our common stock.

        We have in place several measures that could have the effect of discouraging take-over attempts. Several senior executive officers have employment agreements or change of control agreements that require lump sum payments and the immediate vesting of unvested stock grants and stock options upon a change of control. Our certificate of incorporation allows our board to issue, without shareholder approval, preferred stock having such voting rights, preferences and special rights as the board may determine. The issuance of such preferred stock could make it more difficult for a third party to acquire us. In addition, in April 2004, our board adopted a shareholder rights plan that could make it more difficult for a person to acquire a controlling interest in our common stock. Under the shareholder rights plan, a dividend of one common stock purchase right was distributed on each outstanding share of our common stock. Each right entitles a shareholder to buy 8.152 shares of our common stock at a price of $60. The rights remain attached to the common stock until they become exercisable upon certain triggering events, including the acquisition of more than 15% of our common stock by any person or the commencement of a tender offer or exchange offer for our common stock. We are entitled to redeem the rights at $0.001 per right at any time before the trigger date. These measures could make it more difficult for a third party to acquire control of our company, even if the change in control might be beneficial to our shareholders. This could discourage potential takeover attempts and could adversely affect the market price of our common stock.

Your shares are not an insured deposit.

        Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

Risks related to our industry

Strong competition within our market area may limit our growth and profitability.

        Competition in the banking and financial services industry is intense. The Fairfield County, Connecticut and the greater New York City metropolitan areas, including the Westchester County area, have a high concentration of financial institutions including large money center and regional banks, community banks and credit unions. Some of our competitors offer products and services that we currently do not offer, such as private banking and trust services. Many of these competitors have substantially greater resources and lending limits than we do and may offer certain services that we do not or cannot provide. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. We expect competition to increase in the future as a result of legislative, regulatory and technological changes. Our profitability depends upon our continued ability to successfully compete in our market area.

Government regulation may have an adverse effect on our profitability and growth.

        We are subject to extensive regulation, supervision and examination by the Office of the Comptroller of the Currency, or the OCC, as our chartering authority, by the FDIC, as insurer of deposits, and by the Federal Reserve Board as regulator of our holding company. Changes in state and federal banking laws and regulations or in federal monetary policies could adversely affect our ability to maintain profitability and continue to grow. For example, new legislation or regulation could limit the manner in which we may conduct our business, including our ability to obtain financing, attract deposits, make loans and achieve satisfactory interest spreads. Many of these regulations are intended to protect depositors, the public and the FDIC, not shareholders. In addition, the burden imposed by federal and state regulations may place us at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations and enforcement policies that apply to us have been subject to significant, and sometimes retroactively applied, changes in recent years, and may change significantly in the future. Future legislation or government policy may also adversely affect the banking industry or our operations.

Cautionary Statement Regarding Forward Looking Statements

        The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. The presentations, and certain of the other disclosure in this prospectus and in the documents incorporated by reference, including any statements preceded by, followed by or which include the words "may," "could," "should," "will," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan," "assume" or similar expressions constitute forward-looking statements.

        These forward-looking statements, implicitly and explicitly, include the assumptions underlying the statements and other information with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates, intentions, financial condition, results of operations, future performance and business, including our expectations and estimates with respect to our revenues, expenses, earnings, return on equity, return on assets, efficiency ratio, asset quality and other financial data and capital and performance ratios.

        Although we believe that the expectations reflected in our forward-looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors (some of which are beyond our control). The following factors, among others, could cause our financial performance to differ materially from our goals, plans, objectives, intentions, expectations, and other forward-looking statements:

  •
  The effects of opening new branches;

  •
  Adverse changes in the economic condition of Fairfield County or the greater New York City metropolitan area;

  •
  Adverse changes in the local real estate market, as most of our loans are concentrated in Fairfield County, Connecticut and Westchester County, New York, and the substantial majority of these loans have real estate as collateral;

  •
  The strength of the United States economy in general and the strength of the regional and local economies in which we conduct operations;

  •
  Geopolitical conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts which could impact business and economic conditions in the United States and abroad;

  •
  The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

  •
  Inflation, interest rate, market and monetary fluctuations;

  •
  Our timely development of new products and services in a changing environment, including the features, pricing and quality compared to the products and services of our competitors;

  •
  The effects of any decision by us to engage in any business in which we have not historically been permitted to engage;

  •
  The willingness of users to substitute competitors' products and services for our products and services;

  •
  The impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

  •
  Technological changes;

  •
  Changes in consumer spending and savings habits;

  •
  Regulatory or judicial proceedings; and

  •
  The other risks set forth under "Risk Factors."

        If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

        We do not intend to update our forward-looking information and statements, whether written or oral, to reflect change. All forward looking statements attributable to us are expressly qualified by these cautionary statements.

Use of Proceeds

        We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $         million after deducting the underwriting discount and our estimated offering expenses. If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds will be approximately $         million. In each case, this assumes a public offering price of $         per share. We have also assumed that $3 million of the shares will be sold to our executive officers, directors and an advisor to our chairman at an underwriting discount of 2% while the underwriting discount for all other shares to be sold in this offering will be 6%. The amount of net proceeds would increase up to $280,000 if our executive officers, directors and employees and advisors to our chairman purchase more than $3 million of shares in the offering, up to an aggregate of $10 million, due to the lower underwriting discount on shares sold to these purchasers. No determination has been made as to the public offering price and no assurance can be made as to whether the public offering price will be higher or lower than the price used for this estimate.

        We currently intend to contribute substantially all of the net proceeds of this offering to the Bank. The Bank intends to utilize the proceeds to enhance capital to further its branch expansion program and for general corporate purposes.

        Our management will retain broad discretion in the allocation of the net proceeds of this offering. Until we designate the use of net proceeds, we will invest them temporarily in liquid short-term investments. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. From time to time, we may engage in additional capital financings as we determine to be appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of other securities.

Dividend Policy

        Our policy has been to pay dividends out of funds in excess of the needs of the business. We have declared cash dividends to our shareholders on a quarterly basis since the second quarter of 2001 and have increased the cash dividends paid per share from time to time. In the second quarter of 2006, our board of directors increased the quarterly cash dividend to $0.045 per share.

        Our ability to pay future dividends on our common stock depends on the Bank's ability to pay dividends to us. In accordance with OCC rules and regulations, the Bank may continue to pay dividends only if the total amount of all dividends that will be paid, including the proposed dividend, by the Bank in any calendar year does not exceed the total of the Bank's retained net income of that year to date, combined with the retained net income of the preceding two years, unless the proposed dividend is approved by the OCC. In addition, the OCC and/or the FDIC may impose further restrictions on dividends. We currently intend to continue to pay cash dividends, subject to compliance with Federal Reserve Board policy, OCC rules and regulations, state corporation laws, our financial condition and results of operations, capital requirements, covenants contained in our various financing agreements, management's assessment of future capital needs and other factors considered by our board of directors.

Market Price of Common Stock

        The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of our common stock, as reported on the NASDAQ Capital Market, and the cash dividends declared.

	High and Low Sales Prices Common Stock
			Cash Dividends Declared
	High	Low
Fiscal Year 2004
First Quarter	$16.25	$12.26	$0.030
Second Quarter	15.25	14.03	0.035
Third Quarter	14.99	13.51	0.035
Fourth Quarter	18.60	13.64	0.035
Fiscal Year 2005
First Quarter	$18.40	$17.00	$0.035
Second Quarter	19.96	18.05	0.040
Third Quarter	19.45	18.01	0.040
Fourth Quarter	21.64	18.50	0.040
Fiscal Year 2006
First Quarter	$26.05	$20.00	$0.040
Second Quarter	30.24	23.75	0.045
Third Quarter (Through August 21, 2006)	30.50	27.51	N/A

        On August 21, 2006, there were approximately 670 holders of record of our common stock. On August 21, 2006, the most recent practicable date before the date of this prospectus, the high and low sales prices per share of our common stock on the NASDAQ Capital Market were $28.50 and $28.50, respectively.

Capitalization

        The following table shows our capitalization as of June 30, 2006 on an actual and an as adjusted basis to give effect to the receipt and application of the net proceeds from the offering. The as adjusted capitalization assumes that 1,100,000 shares of common stock are sold by us at a price per share of $        and that the net proceeds from the offering, after deducting the estimated offering expenses payable by us, are approximately $         million (based upon the assumptions set forth under the caption "Use of Proceeds").

	June 30, 2006
	Actual	As Adjusted for the Offering
	(in thousands, except per share and share data)
Borrowings:
Federal Home Loan Bank borrowings	$43,000		$43,000
Junior subordinated debt owed to unconsolidated trust	8,248		8,248

Total borrowings(1)	$51,248		$51,248

Shareholders' Equity:
Preferred stock, no par value per share; 1,000,000 shares authorized; no shares issued and outstanding	—		—
Common stock, $2.00 par value per share; 60,000,000 shares authorized; 3,230,649 shares issued and outstanding, actual; 4,339,494 shares issued and outstanding, as adjusted(2)	$6,461	$
Additional paid-in capital	21,709
Retained earnings	4,940		4,940
Accumulated other comprehensive loss — net unrealized loss on available for sale securities, net of taxes	(1,375)

Total shareholders' equity	$31,735	$

Bancorp capital ratios(3)
Tangible capital to tangible assets(4)	5.52%			%
Tier 1 capital (to average assets)	7.53
Tier 1 capital (to risk weighted assets)	9.59
Total capital (to risk weighted assets)	10.84

(1)
In addition to the indebtedness reflected above, we had total deposits of $472.6 million at June 30, 2006.

(2)
The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of August 15, 2006 and excludes 65,000 shares of our common stock issuable upon the exercise of outstanding options on such date, at a weighted average exercise price of $10.13. As of August 15, 2006, we did not have any shares available for future grant under our stock option plan. After giving effect to the issuance of an aggregate of 8,000 shares of common stock upon exercise of stock options after June 30, 2006 and the issuance of 845 shares of common stock to five outside directors on July 13, 2006, there were 3,239,494 shares of common stock outstanding at August 15, 2006.

(3)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity—Capital" and "Supervision and Regulation." The as adjusted ratios assume the initial deployment of the net proceeds of this offering in short-term assets with a 20% risk-weighting under applicable regulations.

(4)
Represents total consolidated common equity, less intangibles, divided by total consolidated assets, less intangibles.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary

        We are the bank holding company for the Bank, the largest publicly-held commercial bank headquartered in Fairfield County, Connecticut. We and the Bank are headquartered in Stamford, Connecticut, approximately 40 miles east of New York City. The Bank has ten branch office locations serving customers located in the Fairfield County communities of Stamford, Greenwich, Old Greenwich, Norwalk, Wilton, Darien and Southport. In addition, we have loan production offices in Stamford, Connecticut, Melville (Long Island), New York and New York City, New York.

        We have received regulatory approval to open four additional branches in Fairfield, Fairfield Center and Trumbull in Fairfield County, and Milford in New Haven County, Connecticut, which we plan to bring into service during the fourth quarter of this year. Based on our experience in opening new branch offices, capital expenditures have ranged between $315,000 and $450,000. The capital expenditures for the new locations could be significantly higher. In addition, in July 2006, we entered into an agreement with another financial institution to acquire a small branch office and assume the lease at 45 West End Avenue, New York, New York. The acquisition of the New York City branch, which we expect to complete before the end of 2006, subject to receipt of all required regulatory approvals, will allow us to expand into Westchester County, New York by establishing new bank branches. This is the primary reason for the branch acquisition. We do not anticipate further branch expansion in New York City. We have signed a letter of intent to lease a facility in Bedford, in Westchester County, New York. Initially, we plan to operate this facility as a loan production office. Following the completion of our acquisition of the New York City bank branch office, we plan to apply during the first quarter of 2007 for regulatory approval to operate the Bedford loan production office as a full service bank branch office. We plan to continue to open additional branches in Fairfield County, Connecticut and Westchester County, New York in the future.

        The Bank offers a broad range of commercial and consumer banking services with an emphasis on serving the needs of small and medium-sized businesses, commercial real estate investors and builders, professionals such as accountants and attorneys, as well as individuals. We offer consumer and commercial deposit accounts such as checking accounts, insured money market accounts, time certificates of deposit, and savings accounts and also offer commercial real estate and construction loans to area businesses and developers, commercial loans to area businesses, as well as home mortgages, home improvement loans and home equity lines of credit to individuals. The Bank also solicits and processes conventional mortgage applications from consumers on behalf of permanent investors and originates loans for sale. Revenues are generated from loan brokerage and application processing fees received from permanent investors and gains and origination fees from loans sold.

June 30, 2006 compared to December 31, 2005

        Our total assets increased $88.4 million, or 19%, to $559.0 million at June 30, 2006 from $470.6 million at December 31, 2005. The increase in the total assets was primarily attributable to an increase in net loans of $86.3 million, or 24%, to $450.5 million at June 30, 2006 from $364.2 million at December 31, 2005, which increase resulted directly from our strategy to grow our total loan portfolio. As part of this strategy, we hired four additional lenders in the six months ended June 30, 2006, and one additional lender joined us in August, 2006. We also expect expenses to increase as a result of hiring these new lenders. The available for sale securities portfolio decreased $6.6 million, or 8%, to $72.1 million at June 30, 2006 from $78.7 million at December 31, 2005. Loan growth was funded primarily through an increase in deposits and borrowings. Deposits increased $53.5 million to $472.6 million at June 30, 2006 from $419.1 million at December 31, 2005. Interest-bearing deposits increased $51.5 million, or 14%, and non-interest bearing deposits increased $2.1 million, or 4% at June 30, 2006 as compared to December 31, 2005. Borrowings increased $34.0 million to $51.2 million at June 30, 2006 from $17.2 million at December 31, 2005. Total shareholders' equity increased $361,000 to $31.7 million at June 30, 2006 from $31.4 million at December 31, 2005.

Critical Accounting Policies

        In the ordinary course of business, we have made a number of estimates and assumptions relating to reporting results of operations and financial condition in preparing our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our only critical accounting policy, which is the policy that is most important to the presentation of our financial results. This policy requires management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed this critical accounting policy and estimates with our Loan Committee and our Audit Committee.

        We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the discussion below under the caption "Allowance for Loan Losses" on pages 27 and 42 and note 1 to the audited consolidated financial statements on page F-9 for a detailed description of our estimation process and methodology related to the allowance for loan losses.

Financial Condition

        Our total assets increased $88.4 million, or 19%, to $559.0 million at June 30, 2006 from $470.6 million at December 31, 2005. Cash and cash equivalents increased $6.3 million, or 40%, to $22.3 million at June 30, 2006 as compared to $16.0 million at December 31, 2005 primarily due to a high volume of customer deposits at the end of the quarter which were deposited to our correspondent accounts and invested in federal funds sold. Cash and due from banks and federal funds sold increased $1.3 million and $7.1 million, respectively, while short term investments decreased $2.1 million at June 30, 2006 as compared to December 31, 2005.

Investments

        The following table is a summary of the investment portfolio at fair value as of the dates indicated:

	June 30, 2006	December 31, 2005
	(in thousands)
U.S. Government agency and sponsored agency Obligations	$16,318	$16,477
Mortgage-backed securities	49,828	56,195
Money market preferred equity securities	6,000	6,000

Total investments	$72,146	$78,672

        Available for sale securities decreased $6.6 million, or 8%, to $72.1 million at June 30, 2006 from $78.7 million at December 31, 2005. This decrease was due to principal payments on mortgage-backed securities.

Federal Home Loan Bank Stock

        The increase in the FHLB stock of $1.4 million is attributable to the increase in FHLB advances; the Bank's investment in FHLB stock is based partially on the amount of FHLB advances outstanding.

        The following table presents the maturity distribution of available for sale investment securities at June 30, 2006 and the weighted average yield of such securities. The weighted average yields were calculated based on the amortized cost and effective yields to maturity of each security.

	One year or less	Over one through five years	Over five through ten years	Over ten years	No maturity		Total(1)	Weighted Average Yield
	(dollars in thousands)
U.S. Government agency and sponsored agency obligations	$—	$17,000	$—	$—	$—		$17,000	3.59%
Mortgage-backed securities	—	—	—	—	51,365	(2)	51,365	4.33
Money market preferred equity securities	—	—	—	—	6,000		6,000	3.44

Total	$—	$17,000	$—	$—	$57,365		$74,365	4.09%

Weighted average yield	—%	3.59%	—%	—%	4.24%		4.09%

(1)
Reflects amortized cost as opposed to fair value. See note 3 to our audited consolidated financial statements and note 2 to our unaudited consolidated financial statements.

(2)
Our mortgage-backed securities generally have original terms to maturity of 10 or more years. However, original terms to maturity do not reflect the expected average lives of the mortgage-backed securities. We expect the average lives of our mortgage-backed securities to be substantially less than their contractual terms because of, among other things, amortization and prepayments.

        The following table presents a summary of investments for any issuer that exceeds 10% of shareholders' equity at June 30, 2006.

	Amortized Cost	Fair Value
	(in thousands)
Available for sale securities:
U.S. Government agency and sponsored agency obligations	$17,000	$16,318
U.S. Government agency and sponsored agency mortgage backed securities	51,365	49,828

Loans

        The following table is a summary of the Bank's loan portfolio at the dates shown:

	At
	June 30, 2006		December 31, 2005
	Amount	Percentage of Total Loans	Amount	Percentage of Total Loans
	(dollars in thousands)
Real Estate
Commercial	$154,149	33.72%	$129,179	34.95%
Residential	94,410	20.65	77,392	20.94
Construction	165,889	36.28	107,233	29.01
Commercial	15,763	3.45	15,592	4.22
Consumer installment	1,349	0.30	1,107	0.30
Consumer home equity	25,637	5.60	39,097	10.58

Total loans	$457,197	100.0%	$369,599	100.0%
Premiums on purchased loans	316		367
Net deferred fees	(1,550)		(1,135)
Allowance for loan losses	(5,511)		(4,588)

Loans, net	$450,452		$364,244

        Our net loan portfolio increased $86.3 million, or 24%, to $450.5 million at June 30, 2006 from $364.2 million at December 31, 2005 primarily due to an increase in construction loans of $58.7 million, an increase in commercial real estate loans of $25.0 million and an increase in residential real estate loans of $17.0 million, partially offset by a decrease in home equity loans of $13.5 million. These increases were primarily the result of our strategy to expand these loan categories in our total loan portfolio. Although short term interest rates have increased, the growth in loans reflects the continued strong real estate market in the Fairfield County, Connecticut and Westchester County, New York areas in which we primarily conduct our business.

        At June 30, 2006, the net loan to deposit ratio was 95% and the net loan to total assets ratio was 81%. At December 31, 2005, the net loan to deposit ratio was 87% and the net loan to total assets ratio was 77%. Based on loan applications in process and the recent and planned hiring of additional loan officers, management anticipates continued loan growth during the remainder of 2006.

        The Bank employs a diversified credit administration process. All loans are underwritten by a credit analyst who is not the loan originator and each loan requires at least three signatures. All loans are monitored on an on-going basis using a nine point risk rating system. The Bank engages an outside loan review company to perform annual loan reviews, with a target of reviewing loans totaling 75% of the loan portfolio. The review includes all new loans made during the year in excess of $250,000.

        Commercial Real Estate Loans.    We offer adjustable-rate and fixed-rate mortgage loans secured by commercial real estate. Our commercial real estate loans are generally secured by office or retail buildings, as well as owner-occupied properties and investment one- to four-family residential properties located in our market area and used for business or residential rentals. We intend to continue to grow this segment of our loan portfolio. At June 30, 2006, we had an aggregate of $154.1 million of commercial real estate loans outstanding, which constituted 33.7% of our total loan portfolio at that date.

        We originate adjustable-rate commercial real estate loans for terms up to 25 years. Interest rates and payments on these loans typically adjust every five years after a five-year initial fixed period. Interest rates and payments on our adjustable rate loans generally are fixed at rates over the Federal

Home Loan Bank of Boston amortizing advance rate. There are no adjustment period or lifetime interest rate caps. Loans are secured by first mortgages that generally do not exceed 75% of the property's appraised value. At June 30, 2006, the largest outstanding commercial real estate loan was $3.4 million which is secured by a first mortgage on an office/warehouse facility in Norwalk, Connecticut and is performing according to its original terms as of such date.

        On a very selective basis, we also originate fixed-rate commercial real estate loans. The amount of fixed-rate commercial real estate loans in our portfolio at June 30, 2006 was $23.9 million, or 16% of total commercial real estate loans. The longest term of any fixed-rate commercial real estate loan in the portfolio was 25 years.

        Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the property. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. As of June 30, 2006, three loans totaling $4.5 million, or 3% of our commercial real estate loans, were non-accrual loans.

        To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements. We generally require a minimum debt service coverage ratio of 1.25. In reaching a decision on whether to make a commercial real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. In addition, with respect to commercial real estate rental properties, we will consider the term of the leases and the quality of the tenants. Loan size for a borrower is generally limited to 85% of our legal lending limit. We require title insurance on all commercial real estate loans. An environmental survey or environmental insurance is generally required for commercial real estate loans secured by office buildings, shopping centers, or industrial properties or properties that had previous industrial uses.

        One- to Four-Family Residential Loans.    We originate residential mortgage loans to enable borrowers to purchase or refinance existing homes or to construct new residential dwellings in our market area. We include in our portfolio adjustable-rate mortgage loans with terms up to 30 years. Borrower demand for adjustable-rate loans versus fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, the difference between the interest rates and loan fees offered for fixed-rate mortgage loans and the initial period interest rates and loan fees for adjustable-rate loans. The relative number of adjustable-rate versus fixed-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment and the effect each has on our interest rate risk. The loan fees charged, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions. At June 30, 2006, we had an aggregate of $94.4 million, or 20.6% of total loans, invested in residential real estate loans.

        Our adjustable-rate mortgage loans are generally based on a 30-year amortization schedule. Interest rates and payments on our adjustable-rate mortgage loans adjust annually after either of a three- or five-year initial fixed period. The maximum amount by which the interest rate may be increased or decreased is generally 2% per adjustment period and the lifetime interest rate cap is generally 6% over the initial interest rate of the loan.

        While one- to four-family residential real estate loans are normally originated with up to 30-year terms; such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

        We generally make adjustable rate mortgage loans with a loan-to-value ratio of up to 80% only when secured by first liens on owner-occupied one- to four-family residences with a maximum debt ratio of 38%, or 42% including property taxes. We require all properties securing mortgage loans in excess of $250,000 to be appraised by an independent appraiser. We require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, or flood insurance for loans secured by property located in a flood zone, before closing the loan.

        Construction Loans.    We originate loans to individuals and builders to finance the construction of residential dwellings. To a significantly lesser extent, we also make construction loans for commercial development projects, including condominiums, apartment buildings, and owner-occupied properties used for businesses. Our construction loans generally provide for the payment of interest only during the construction phase, which is usually 18 to 24 months. At the end of the construction phase, the loan generally converts to a permanent mortgage loan if owner-occupied, or is repaid upon sale if made to a builder. We generally limit the amount of a construction loan to 80% of our legal lending limit. Loans generally can be made with a maximum loan to value ratio of 65% of the "as completed" appraised value or 75% of the cost of the project, whichever is less. At June 30, 2006, we had an aggregate of $165.9 million, or 36.3% of total loans, invested in construction. At June 30, 2006, the largest outstanding residential construction loan commitment was for $5.5 million, of which $3.0 million was outstanding at June 30, 2006, and is performing as to its original terms as of such date. At June 30, 2006, there were no outstanding commercial construction loans. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will require additional inspections of the property before disbursement of funds during the term of the construction loan.

        Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the development, although we generally require that an interest reserve be established at closing. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a project having a value which is insufficient to assure full repayment. As a result of the foregoing, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. If we are forced to foreclose on a project before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. We generally limit speculative construction loans (loans for which there is not a contract for sale at the time of construction financing) to two for any one borrower at any one time. We also have internal guidelines which limit speculative construction loans to not more than 35% of the total loan portfolio. We may exceed the guidelines from time to time due to the uncertainty of forecasting cash flows on specific loan projects. At June 30, 2006, speculative construction loans constituted 30% of the total loan portfolio.

        Commercial Loans.    We make commercial business loans to a variety of small businesses primarily in our market area. We offer a variety of commercial lending products, the maximum amount of which is limited by our in-house loans-to-one-borrower limit of 85% of our legal lending limit. At June 30, 2006, we had an aggregate of $15.8 million, or 3.5% of total loans, invested in commercial loans.

        Commercial loans are secured by business assets other than real estate, such as accounts receivable, business equipment and inventory. We originate lines of credit to finance the working capital needs of businesses to be repaid by seasonal cash flows or to provide a period of time during which the business can borrow funds for planned equipment purchases. These lines of credit generally have a one-year term. We also offer time notes, stand-by letters of credit and Small Business Administration guaranteed loans. Time notes are short-term loans and will only be granted on the basis of a defined source of repayment of principal and interest from a specific foreseeable event.

        When making commercial loans, we consider the financial statements of the borrower, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the borrower operates and the value of the collateral.

        Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Loans are generally made on a recourse basis with the personal guarantee of the business principal. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

        Home Equity and Consumer Loans.    We offer home equity loans and lines of credit as well as consumer loans. At June 30, 2006, we had an aggregate of $27.0 million, or 5.9% of total loans, invested in home equity and consumer loans.

        Home equity loans and lines of credit have adjustable rates of interest that are indexed to the Wall Street Journal prime rate. We offer home equity loans with maximum combined loan-to-value ratios of 75%. A home equity line of credit may be drawn down by the borrower for an initial period of ten years from the date of the loan agreement. During this period, the borrower has the option of paying, on a monthly basis, either principal and interest or only interest. If not renewed, the borrower has to pay back the amount outstanding under the line of credit over a term not to exceed 15 years, beginning at the end of the ten-year line of credit period.

        We also offer consumer loans, primarily as an accommodation to existing customers. The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loans. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

        Home equity loans and lines of credit, and consumer loans generally entail greater risk than do other loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, loan collections depend on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

        Loan Approval Procedures and Authority.    Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. Every loan is underwritten by a credit analyst other than the loan origination officer and at least three signatures are required for every loan. The Bank's credit committee has the authority to approve loan amounts up to $500,000. Loan amounts up to $2.5 million must be approved by the management loan committee. Loan amounts over $2.5 million must be approved by the loan committee of the board of directors. We do not expect to change our approval limits following the completion of this offering.

        Loans to One Borrower.    The maximum amount that we may lend to one borrower and the borrower's related entities is limited, by regulation, generally to 15% of our stated capital and reserves. At June 30, 2006, our regulatory limit on loans to one borrower was $6.7 million. At that date, our largest lending relationship with a single borrower was $6.5 million. The relationship consists of three loans each of which is secured by a first mortgage on residential properties in Greenwich, Connecticut. The loans were performing in accordance with the original repayment terms at June 30, 2006. The contribution of substantially all of the net proceeds of the offering to the Bank will have the effect of increasing the Bank's loan to one borrower limit to approximately $10 million.

        Maturities and Sensitivities of Loans to Changes in Interest Rates.    The following table presents the maturities of loans in the Bank's portfolio at June 30, 2006, by type of loan. The amounts are shown based on contractual terms to maturity or scheduled amortization excluding potential repayments. Loans with no stated schedule of repayment and no stated maturity are reported as due in one year or less.

	Due in one year or less	Due after one year through five years	Due after five years	Total
	(in thousands)
Commercial real estate	$27,033	$40,781	$86,335	$154,149
Residential real estate	6,829	3,986	83,595	94,410
Construction loans	89,939	55,565	20,385	165,889
Commercial loans	8,118	7,141	504	15,763
Consumer installment	1,221	128	—	1,349
Consumer home equity	36	4,207	21,394	25,637

Total	$133,176	$111,808	$212,213	$457,197

Fixed rate loans	$10,716	$18,217	$2,636	$31,569
Variable rate loans	122,460	93,591	209,577	425,628

Total	$133,176	$111,808	$212,213	$457,197

Allowance for Loan Losses

        The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

        A substantial portion of our loans are unseasoned and lack an established record of performance due to product mix and the growth of the portfolio. Approximately 31% of the loans in our total loan portfolio were originated during the six months ended June 30, 2006, and 37%, 14%, and 11% were originated in the years ended 2005, 2004, and 2003, respectively. Approximately 7% of the loans in our loan portfolio were originated in periods before 2003. Our construction loans, which generally are underwritten with maturities of 18 to 24 months, represent 29.0% of gross loans at December 31, 2005 and 36.3% as of June 30, 2006. In addition, approximately 67.8% of the growth in the overall loan portfolio during 2005 and 33.0% of the growth in the first half of 2006 came from products other than construction loans with 2005 showing an increase of $68.8 million in non-construction loans and the first half of 2006 increasing by $28.9 million. To date, we have experienced negligible losses. We take into account the lack of seasoning in the portfolio by utilizing historical industry loss data in addition to management's assessment of current trends, economic conditions and portfolio behavioral characteristics when assigning loan loss factors in our risk rating system.

        The allowance consists of specific, general and unallocated components. The specific component relates to loans that are considered impaired. A risk rating system is utilized to measure the adequacy of the general component of the allowance for loan losses. Under this system, each loan is assigned a risk rating between one and nine, which has a corresponding loan loss factor assigned, with a rating of "one" being the least risk and a rating of "nine" reflecting the most risk or a complete loss. Risk ratings are assigned based upon the recommendation of the credit analyst and the originating loan officer and confirmed by the loan committee at the initiation of the transactions and are reviewed and changed, when necessary during the life of the loan. Loan loss reserve factors are multiplied against the balances in each risk rating category to arrive at the appropriate level for the allowance for loan losses. Loans assigned a risk rating of "six" or above are monitored more closely by the credit administration officers. The unallocated portion of the allowance reflects our estimate of probable but undetected losses inherent in the portfolio; such estimates are influenced by uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. Loan quality control is continually monitored by management subject to oversight by the board of directors through its members who serve on the loan committee. It is also reviewed by the full board of directors on a monthly basis. The methodology for determining the adequacy of the allowance for loan losses is consistently applied; however, revisions may be made to the methodology and assumptions based on historical information related to charge-off and recovery experience and our evaluation of the current loan portfolio.

        Based upon this evaluation, management believes the allowance for loan losses of $5.5 million at June 30, 2006, which represents 1.21% of gross loans outstanding, is adequate, under prevailing economic conditions, to absorb losses on existing loans. Nevertheless, there can be no assurance that additions to such allowance will not be necessary in future periods. At December 31, 2005, the allowance for loan losses was $4.6 million or 1.24% of gross loans outstanding.

        The accrual of interest income on loans is discontinued whenever reasonable doubt exists as to its collectibility and generally is discontinued when loans are past due 90 days, based on contractual terms, as to either principal or interest. When the accrual of interest income is discontinued, all previously accrued and uncollected interest is reversed against interest income. The accrual of interest on loans past due 90 days or more, including impaired loans, may be continued if the loan is well secured, and it is believed all principal and accrued interest income due on the loan will be realized, and the loan is in the process of collection. A non-accrual loan is restored to an accrual status when it is no longer delinquent and collectibility of interest and principal is no longer in doubt.

        We consider all non-accrual loans and restructured loans to be impaired. In most cases, loan payments that are past due less than 90 days, based on contractual terms, are considered minor collection delays and the related loans are not considered to be impaired. We consider consumer installment loans to be pools of smaller balance homogeneous loans, which are collectively evaluated for impairment.

Analysis of Allowance for Loan Losses

        The changes in the allowance for loan losses for the periods shown are as follows:

	Six Months Ended
	June 30, 2006	June 30, 2005
	(in thousands)
Balance at beginning of period	$4,588	$3,481

Charge-offs	(1)	—
Recoveries	—	—

Net charge-offs	(1)	—

Additions charged to operations	924	360

Balance at end of period	$5,511	$3,841

Ratio of net (charge-offs) recoveries during the period to average loans outstanding during the period	(0.0)%	(0.0)%

Allocation of the Allowance for Loan Losses

        The following table sets forth the allocation of the allowance for loan losses by category at the dates shown:

	June 30, 2006		December 31, 2005
	Amount (dollars in thousands)	Percent of loans in each category to total loans	Amount (dollars in thousands)	Percent of loans in each category to total loans
Balance at end of each period applicable to:
Real Estate:
Commercial	$1,892	33.72%	$1,607	34.95%
Residential	379	20.65	511	20.94
Construction	2,898	36.28	1,963	29.01
Commercial	153	3.45	164	4.22
Consumer installment	14	0.30	10	0.30
Consumer home equity	148	5.60	260	10.58
Unallocated	27	N/A	73	N/A

Total:	$5,511	100.00%	$4,588	100.00%

Non-Accrual, Past Due and Restructured Loans

        The following table presents non-accruing loans and past due loans at the dates indicated:

	June 30, 2006	December 31, 2005
	(dollars in thousands)
Loans delinquent over 90 days but still accruing interest	$734	$275
Non-accruing loans	4,462	1,935

Total non-performing loans	$5,196	$2,210

Percentage of total loans	1.14%	0.60%
Percentage of total assets	0.93%	0.47%
Additional income on non-accrual loans if recognized on an accrual basis	$56	$6

        There were no loans at June 30, 2006 that were considered as "troubled debt restructurings," nor did we have any other real estate owned as of such date.

Potential Problem Loans

        The $4.5 million in non-accruing loans at June 30, 2006 was comprised of three loans. One loan in the amount of $1.1 million matured in June 2005. The loan is adequately collateralized and the borrower has continued to make principal and interest payments. However, the borrower is currently in bankruptcy proceedings. We expect that the borrower will seek other financing upon emerging from bankruptcy, which we expect will be used to repay outstanding indebtedness to us. While no assurance can be given, we expect that this will occur during the fourth quarter of 2006. The remaining two loans in the aggregate amount of $3.4 million are in the process of collection and are adequately collateralized. In July, 2006, the Bank obtained a judgment for strict foreclosure on one of these loans in the amount of $840,000 with an effective date of September 26, 2006 and a judgment on the second loan in the amount of $2.6 million with an effective date of December 2, 2006. The $1.9 million of non-accruing loans at December 31, 2005 was comprised of two loans, both of which are included in the non-accruing loans at June 30, 2006.

        At June 30, 2006, we had no loans, other than those disclosed in the table above, for which management has significant doubts as to the ability of the borrower to comply with the present repayment terms.

Deposits

        The following table is a summary of the Bank's deposits at the dates shown:

	June 30, 2006	December 31, 2005
	(in thousands)
Non-interest bearing:	$50,892	$48,797
Interest-bearing:
NOW	33,609	25,383
Savings	25,206	20,090
Money market	45,795	57,799
Time certificates, less than $100,000	196,086	168,566
Time certificates, $100,000 or more	121,041	98,440

Total interest-bearing	421,737	370,278

Total deposits	$472,629	$419,075

        Total deposits increased $53.5 million to $472.6 million at June 30, 2006 from $419.1 million at December 31, 2005. Non-interest bearing deposits increased $2.1 million primarily due to fluctuations in personal and commercial checking accounts. Interest-bearing deposits increased $51.4 million to $421.7 million at June 30, 2006 from $370.3 million at December 31, 2005. Money market deposit accounts decreased $12.0 million primarily due to the rising rate environment which has influenced customers to transfer funds into fixed rate certificates of deposit with us and with our competitors. Savings accounts and certificates of deposit increased $5.1 million and $50.1 million, respectively. The growth in certificates of deposit is the result of the competitive rates we continue to offer in order to grow deposits, as well as, to remain a viable source of deposit products in our market which is becoming increasingly more competitive.

        As of June 30, 2006, the Bank's maturities of time deposits were as follows:

	$100,000 or greater	Less than $100,000	Totals
	(in thousands)
Three months or less	$34,233	$50,918	$85,151
Three to six months	12,854	25,598	38,452
Six months to one year	26,001	46,942	72,943
Over one year	47,953	72,628	120,581

Total	$121,041	$196,086	$317,127

Borrowings

        At June 30, 2006, total borrowings were $51.2 million, representing an increase of $34.0 million as compared to total borrowings of $17.2 million at December 31, 2005. The increase in borrowings supplemented deposit inflow in order to fund loan demand.

        The following table sets forth short term borrowing amounts along with the respective interest rates and maturities at June 30, 2006:

        Federal Home Loan Bank advances:

Amount	Maturity	Rate	Average Amount Outstanding
$2,000,000	07/12/06	4.980%	$895,028
4,000,000	07/14/06	5.220	375,691
5,000,000	07/17/06	5.140	1,298,343
6,000,000	07/17/06	5.270	497,238
8,000,000	08/09/06	5.170	2,342,541
5,000,000	09/13/06	5.080	3,038,674
2,000,000	09/20/06	5.440	121,547
3,000,000	10/10/06	5.220	1,359,116

$35,000,000		5.185%	$9,928,178

        The maximum amount of short-term borrowings outstanding under our Federal Home Loan Bank advances during the six months ended June 30, 2006 was $36.0 million.

Off-Balance Sheet Arrangements

        There have been no significant changes in our off-balance sheet arrangements which primarily consist of commitments to lend, during the quarter and six months ended June 30, 2006.

Average Balance Sheet and Rate/Volume Analysis

        The following table presents average balance sheets (daily averages), interest income, interest expense and the corresponding yields earned and rates paid:

	Three Months Ended, June 30,
	2006			2005			Fluctuations in Interest Income/Expense(1) Due to change in:
	Average Balance	Interest Income/ Expense	Average Rate(2)	Average Balance	Interest Income/ Expense	Average Rate(2)
							Volume	Rate	Total
	(dollars in thousands)
Interest-earning assets:
Loans(3)	$439,255	$8,312	7.57%	$296,628	$4,922	6.64%	$2,624	$766	$3,390
Investments(4)	77,608	765	3.94	89,089	763	3.43	(363)	365	2
Federal funds sold and other cash equivalents	6,199	76	4.90	17,674	124	2.81	(277)	229	(48)

Total interest-earning assets	523,062	9,153	7.00%	403,391	5,809	5.76%	1,984	1,360	3,344

Cash and due from banks	6,717			4,976
Premises and equipment, net	2,347			2,111
Allowance for loan losses	(5,284)			(3,760)
Other	6,712			6,536

Total assets	$533,554			$413,254

Interest-bearing liabilities:
Deposits	$404,769	$3,596	3.55%	$321,639	$2,036	2.53%	609	951	1,560
FHLB Borrowings	33,593	422	5.02	18,000	151	3.36	172	99	271
Trust Preferred Securities	8,248	166	8.05	8,248	128	6.21	—	38	38
Other borrowings	148	2	5.41	—	—	—	2	—	2

Total interest bearing liabilities	446,758	4,186	3.75%	347,887	2,315	2.66%	783	1,088	1,871

Demand deposits	50,496			42,312
Accrued expenses and other liabilities	4,108			2,930
Shareholders' equity	32,192			20,125

Total liabilities and equity	$533,554			$413,254

Net interest income		$4,967			$3,494		$1,201	$272	$1,473

Interest margin			3.80%			3.46%

Interest spread			3.25%			3.10%

(1)
The rate volume analysis reflects the changes in net interest income arising from changes in interest rates and from asset and liability volume, including changes attributable to both changes in rates and volume. The change in interest attributable to volume includes changes in interest attributable to changes in both rates and volume.

(2)
All ratios are annualized where appropriate.

(3)
Includes non-accruing loans.

(4)
Yields are calculated at historical cost and excludes the effects of unrealized gain or loss on available for sale securities.

Average Balance Sheet and Rate/Volume Analysis

        The following table presents average balance sheets (daily averages), interest income, interest expense and the corresponding yields earned and rates paid:

	Six Months Ended, June 30,
	2006			2005			Fluctuations in Interest Income/Expense(1) Due to change in:
	Average Balance	Interest Income/ Expense	Average Rate(2)	Average Balance	Interest Income/ Expense	Average Rate(2)
							Volume	Rate	Total
	(dollars in thousands)
Interest-earning assets:
Loans(3)	$414,761	$15,510	7.48%	$292,072	$9,592	6.56%	$4,438	$1,480	$5,918
Investments(4)	78,775	1,539	3.90	89,461	1,570	3.51	(370)	338	(32)
Federal funds sold and other cash equivalents	6,230	144	4.62	19,489	241	2.47	(245)	148	(97)

Total interest-earning assets	499,766	17,193	6.88%	401,022	11,403	5.69%	3,823	1,966	5,789

Cash and due from banks	6,148			4,755
Premises and equipment, net	2,337			2,056
Allowance for loan losses	(5,072)			(3,671)
Other	6,528			6,216

Total assets	$509,707			$410,378

Interest-bearing liabilities:
Deposits	$391,995	$6,682	3.41%	$323,816	$4,028	2.49%	962	1,692	2,654
FHLB Borrowings	25,084	608	4.86	13,083	224	3.41	264	122	386
Trust Preferred Securities	8,248	320	7.78	8,248	243	5.89	—	78	78
Other borrowings	171	4	4.68	—	—	—	4	—	4
Total interest bearing liabilities	425,498	7,614	3.58%	345,147	4,495	2.60%	1,230	1,892	3,122

Demand deposits	48,065			42,169
Accrued expenses and other liabilities	4,160			2,981
Shareholders' equity	31,984			20,081

Total liabilities and equity	$509,707			$410,378

Net interest income		$9,579			$6,908		$2,593	$74	$2,667

Interest margin			3.83%			3.45%

Interest spread			3.30%			3.08%

(1)
The rate volume analysis reflects the changes in net interest income arising from changes in interest rates and from asset and liability volume, including changes attributable to both changes in rates and volume. The change in interest attributable to volume includes changes in interest attributable to changes in both rates and volume.

(2)
All ratios are annualized where appropriate.

(3)
Includes non-accruing loans.

(4)
Yields are calculated at historical cost and excludes the effects of unrealized gain or loss on available for sale securities.

Results of Operations

  General

        Our net income for the quarter ended June 30, 2006 of $508,000 ($0.16 basic and diluted income per share) represents an increase of $157,000, or 45%, as compared to net income of $351,000 ($0.14 basic and diluted income per share) for the quarter ended June 30, 2005. For the six-month period ended June 30, 2006, net income of $907,000 ($0.28 basic and diluted income per share) represents an increase of $269,000, or 42%, as compared to net income of $638,000 ($0.26 basic income per share and $0.25 diluted income per share) for the six months ended June 30, 2005.

        Interest income increased $3.3 million, or 58%, to $9.2 million for the quarter ended June 30, 2006 as compared to $5.8 million for the quarter ended June 30, 2005. For the six months ended June 30, 2006, interest income increased $5.8 million, or 51%, to $17.2 million as compared to $11.4 million for the six months ended June 30, 2005. These increases were primarily due to the increase in the loan portfolio combined with increases in interest rates.

        Interest expense increased $1.9 million, or 81%, to $4.2 million for the quarter ended June 30, 2006 as compared to $2.3 million for the quarter ended June 30, 2005. Interest expense increased $3.1 million, or 69%, to $7.6 million for the six months ended June 30, 2006 as compared to $4.5 million for the six months ended June 30, 2005. These increases were primarily due to an increase in interest rates as well as to increases in the average balances of interest-bearing deposits and borrowings.

        Non-interest income decreased $240,000, or 29%, to $581,000 for the quarter ended June 30, 2006 as compared to $821,000 for the quarter ended June 30, 2005. For the six months ended June 30, 2006, non-interest income decreased $320,000, or 21%, to $1.2 million as compared to $1.5 million for the six months ended June 30, 2005. These decreases were primarily due to a decrease in mortgage brokerage and referral fees attributable to an increase in long term interest rates which resulted in a decrease in the volume of refinance and purchase transactions.

        Noninterest expenses increased $770,000, or 21%, to $4.4 million for the quarter ended June 30, 2006 from $3.6 million for the quarter ended June 30, 2005. For the six months ended June 30, 2006, noninterest expenses increased $1.4 million, or 20%, to $8.4 million from $7.0 million for the six months ended June 30, 2005. These increases were primarily due to increases in salaries and benefits, occupancy and data processing and other outside services.

  Interest income and expense

        An increase in average earning assets of $119.7 million, or 30%, combined with an increase in interest rates increased our interest income $3.3 million, or 58%, to $9.2 million for the quarter ended June 30, 2006 as compared to $5.8 million for the same period in 2005. Interest and fees on loans increased $3.4 million, or 69%, to $8.3 million for the quarter ended June 30, 2006 as compared to $4.9 million for the quarter ended June 30, 2005. This increase was primarily the result of the increase in the average outstanding balances of the loan portfolio followed by the impact of an increase in interest rates. Interest income on investments remained relatively stable. The decrease in interest income from the reduction in the portfolio due to principal payments on mortgage backed securities was offset by an increase in the interest rates on the remaining portfolio. Interest income on federal funds and other cash equivalents decreased as a result of a decrease in the average balances partially offset by an increase in short term interest rates. For the six months ended June 30, 2006, interest and dividend income was $17.2 million which represents an increase of $5.8 million, or 51%, as compared to interest and dividend income of $11.4 million for the same period last year. This increase was due to the reasons cited earlier.

        Total interest expense for the quarter ended June 30, 2006 of $4.2 million represents an increase of $1.8 million, or 81%, as compared to the same period last year. The increase in interest expense was primarily the result of higher interest rates paid on interest bearing liabilities. An increase in total average interest bearing liabilities of $98.9 million, or 28%, for the quarter ended June 30, 2006 as compared to the 2005 quarter also contributed to the increase in interest expense. The increase in interest rates combined with the increase in the average balances of deposit accounts of $83.1 million, or 26%, resulted in an increase in interest expense of $1.6 million, or 77%, for the quarter ended June 30, 2006 as compared to the 2005 quarter. Average FHLB advances increased $15.6 million, or 87%, for the quarter ended June 30, 2006 as compared to the 2005 quarter. The increase in average balances combined with the increase in the interest rates paid on FHLB advances resulted in an increase in interest expense of $271,000, or 179%, for the quarter ended June 30, 2006 as compared to the 2005 quarter. The increase in the index to which our junior subordinated debt is tied resulted in an increase in interest expense of $38,000, or 30%, for the quarter ended June 30, 2006 as compared to the 2005 quarter. For the six months ended June 30, 2006 total interest expense increased $3.1 million, or 69%, to $7.6 million from $4.5 million for the six months ended June 30, 2005. This increase in interest expense was due to the reasons cited earlier.

        As a result of the above, our net interest income increased $1.5 million, or 42%, to $5.0 million for the three months ended June 30 2006 as compared to $3.5 million for the same period last year. Net interest income increased $2.7 million, or 39%, to $9.6 million for the six months ended June 30, 2006 as compared to $6.9 million for the six months ended June 30, 2005.

  Provision for loan losses

        The provision for loan losses charged to operations for the quarter ended June 30, 2006 was $351,000 as compared to $100,000 for the same period last year. For the six months ended June 30, 2006, the provision for loan losses was $924,000 as compared to $360,000 for the six months ended June 30, 2005. These increases were due to the growth in the loan portfolio and the credit risk factors assigned thereto and not to any adverse changes in the credit quality of the loan portfolio or in non-performing loans.

        An analysis of the changes in the allowance for loan losses is presented under "Allowance for Loan Losses."

  Noninterest income

        Noninterest income decreased $240,000, or 29%, to $581,000 for the three months ended June 30, 2006 from $821,000 for the three months ended June 30, 2005. A decrease in the volume of loans placed with outside investors resulted in a decrease in mortgage brokerage and referral fee income of $199,000 and a decrease in loan origination and processing fee income of $18,000 for the three months ended June 30, 2006 as compared to the three months ended June 30, 2005. Fees and service charges for the three months ended June 30, 2006 decreased $13,000, or 8%, as compared to the same period last year; this decrease was primarily due to a decrease in the volume of insufficient and uncollected funds transactions. Other income decreased $9,000 as compared to the same period last year which reflected the settlement of an insurance claim.

        For the six months ended June 30, 2006, noninterest income decreased $320,000, or 21%, to $1.2 million as compared to $1.5 million for the six months ended June 30, 2005. This decrease was due to the reasons cited above.

  Noninterest expenses

        Noninterest expenses increased $770,000, or 21%, to $4.4 million for the quarter ended June 30, 2006 from $3.6 million for the quarter ended June 30, 2005. Salaries and benefits expense increased $390,000, or 18%, to $2.6 million for the quarter ended June 30, 2006 from $2.2 million for the quarter ended June 30, 2005. This increase was primarily due to staff additions, including the full year impact of those additions associated with an additional branch location established in June 2005, as compared to last year, as well as to increases in loan and deposit production sales and incentive compensation and salary increases made during the last quarter of 2005. Occupancy and equipment expense, net, increased $197,000, or 40%, to $689,000 for the quarter ended June 30, 2006 from $492,000 for the quarter ended June 30, 2005 due to the establishment of an additional branch location during the second quarter of 2005, the leasing of additional space for the Bank's lending and credit administration functions during the last quarter of 2005, lease expense payments during 2006 for branches under renovation, and a new metropolitan New York loan production office. Data processing and other outside services increased $140,000, or 57%, to $384,000 for the three months ended June 30, 2006 from $244,000 for the three months ended June 30, 2005. A significant part of this increase was due to an increase in personnel placement fees, information technology consulting and data processing expenses. The increase in data processing expenses was a result of the growth in the branch network as well as to increases due to ongoing maintenance charges for the implementation of new products and services. Increased activity in advertising and promotional expenses resulted in an increase in these expenses of $37,000, or 33%, to $151,000 for the three months ended June 30, 2006 from $113,000 for the three months ended June 30, 2005.

        For the six months ended June 30, 2006 noninterest expenses increased $1.4 million, or 20%, to $8.4 million as compared to $7.0 million for the six months ended June 30, 2005. Salaries and benefits expense increased 15% or $655,000 to $4.9 million and occupancy and equipment expense, net, increased $350,000, or 36%, for the six months ended June 30, 2006 as compared to the six months ended June 30, 2005. Data processing and other outside services and advertising and promotional expenses increased $323,000 and $72,000, respectively. These increases were due to similar reasons cited earlier.

  Income Taxes

        We recorded income tax expense of $295,000 for the quarter ended June 30, 2006 as compared to $239,000 for the quarter ended June 30, 2005. For the six months ended June 30, 2006, we recorded $526,000 in income tax expense as compared to $434,000 for the six months ended June 30, 2005. These changes were primarily related to the change in pre-tax income and the exclusion for state tax purposes of certain holding company expenses. The effective tax rates for the quarters ended June 30, 2006 and June 30, 2005 were 37% and 40%, respectively; the effective tax rates for the six months ended June 30, 2006 and 2005 were 37% and 40%, respectively.

  Liquidity

        Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, cash flow from mortgage-backed securities, maturities and sales of investment securities and borrowings from the Federal Home Loan Bank of Boston. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

        Our liquidity ratio was 17% at June 30, 2006. The liquidity ratio is defined as the percentage of liquid assets to total assets. The following categories of assets as described in the accompanying consolidated balance sheets are considered liquid assets: cash and due from banks, federal funds sold, short term investments and available for sale securities. Liquidity is a measure of our ability to generate adequate cash to meet financial obligations. We expect that the initial cost of capital equipment to open each new branch office will range between $315,000 and $450,000. Thereafter, new deposits generated through the branch are expected to provide additional sources of liquidity. The principal cash requirements of a financial institution are to cover downward fluctuations in deposit accounts and increases in its loan portfolio. Management believes our short-term assets have sufficient liquidity to cover loan demand, potential fluctuations in deposit accounts, the costs related to opening new branch offices and to meet other anticipated cash operating requirements.

        We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposits flows, (3) yields available on securities and (4) the objectives of our asset/liability management and liquidity policies. Excess liquid assets are invested generally in short-term investments and short- and intermediate-term U.S. Government agency obligations. Our most liquid assets are cash and cash equivalents and short-term investments. The levels of these assets depend on the timing of and projections for deposit flows, loan fundings and payments from the loan and investment portfolios. At June 30, 2006, cash and cash equivalents totaled $22.3 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $72.1 million at June 30, 2006. In addition, at June 30, 2006, we had the ability to borrow a total of approximately $73.5 million from the Federal Home Loan Bank of Boston, which includes an overnight line of credit of $2.0 million. On June 30, 2006, we had advances outstanding of $43.0 million, none of which were under the overnight line of credit. The Bank also has arranged an overnight line of credit of $3.0 million from a correspondent bank. At June 30, 2006, there were no amounts outstanding under that line. At June 30, 2006, the Bank also had the ability to borrow $10.0 million under a repurchase agreement. There were no amounts outstanding under the agreement on that date.

        At June 30, 2006, we had $166.2 million in loan commitments outstanding, which included $74.6 million in undisbursed construction loans, $32.5 million in unused home equity lines of credit, and $11.6 million in commercial lines of credit. In addition, there were $46.8 million in commitments outstanding for loans that had not yet closed, $34.9 million of which were commitments for construction loans. Certificates of deposit due within one year of June 30, 2006 totaled $196.5 million, or 42% of total deposits. We believe that the large percentage of deposits in shorter-term certificates of deposit reflects customers' hesitancy to invest their funds in longer term certificates in the current interest rate environment. If these maturing certificates of deposit do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before June 30, 2007. We had $120.6 million in certificates of deposit maturing beyond one year at June 30, 2006. This provided a stable cost-effective funding source in a rising rate environment. Additionally, we maintain a shorter duration in our securities portfolio to provide necessary liquidity to compensate for any deposit outflows. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

  Capital

        The following table illustrates our regulatory capital ratios at June 30, 2006 and December 31, 2005, respectively:

	June 30, 2006	December 31, 2005
Total risk-based capital	10.84%	12.70%
Tier 1 risk-based capital	9.59	11.45
Leverage capital	7.53	8.56

        The following table illustrates the Bank's regulatory capital ratios at June 30, 2006 and December 31, 2005, respectively:

	June 30, 2006	December 31, 2005
Total risk-based capital	10.70%	12.52%
Tier 1 risk-based capital	9.45	11.27
Leverage capital	7.42	8.42

        Capital adequacy is one of the most important factors used to determine the safety and soundness of individual banks and the banking system. Based on the above ratios, the Bank is considered to be "well capitalized" under applicable regulations. To be considered "well-capitalized," an institution must generally have a leverage capital ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%.

        The decrease in capital ratios during 2006 was primarily due to the growth of the Bank.

        Management continuously assesses the adequacy of the Bank's capital with the goal to maintain its "well capitalized" classification. Management's strategic and capital plans contemplate various alternatives to raise additional capital to support the continued growth of the Bank.

  Market Risk

        Market risk is defined as the sensitivity of income to fluctuations in interest rates, foreign exchange rates, equity prices, commodity prices and other market-driven rates or prices. Based upon the nature of our business, market risk is primarily limited to interest rate risk, which is the impact that changing interest rates have on current and future earnings.

        Qualitative Aspects of Market Risk.    Our goal is to maximize long term profitability while minimizing our exposure to interest rate fluctuations. The first priority is to structure and price our assets and liabilities to maintain an acceptable interest rate spread while reducing the net effect of changes in interest rates. In order to accomplish this, the focus is on maintaining a proper balance between the timing and volume of assets and liabilities re-pricing within the balance sheet. One method of achieving this balance is to originate variable rate loans for the portfolio and purchase short term investments to offset the increasing short term re-pricing of the liability side of the balance sheet. In fact, many of our interest bearing deposit products have no contractual maturity. Customers may withdraw funds from their accounts at any time and deposit balances may therefore run off unexpectedly due to changing market conditions. Additionally, loans and investments with longer term rate adjustment frequencies are matched against longer term deposits and borrowings to lock in a desirable spread.

        The exposure to interest rate risk is monitored by our Management Asset and Liability Committee consisting of senior management personnel. The committee meets on a monthly basis, or more frequently, if needed. The committee reviews the interrelationships within the balance sheet to maximize net interest income within acceptable levels of risk. This committee reports to the board of directors on a monthly basis regarding its activities.

        The Board Asset and Liability Committee, or ALCO, meets quarterly. That committee monitors the interest rate risk analysis, reviews investment transactions during the period and determines compliance with Bank policies.

        Quantitative Aspects of Market Risk.    We analyze our interest rate sensitivity position to manage the risk associated with interest rate movements through the use of interest income simulation and GAP analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest sensitive." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period.

        Our goal is to manage asset and liability positions to moderate the effects of interest rate fluctuations on net interest income. Interest income simulations are completed quarterly and presented to the Board ALCO Committee. The simulations provide an estimate of the impact of changes in interest rates on net interest income under a range of assumptions. Changes to these assumptions can significantly affect the results of the simulations. The simulation incorporates assumptions regarding the potential timing in the repricing of certain assets and liabilities when market rates change and the changes in spreads between different market rates.

        Simulation analysis is only an estimate of our interest rate risk exposure at a particular point in time. We continually review the potential effect changes in interest rates could have on the repayment of rate sensitive assets and funding requirements of rate sensitive liabilities.

        We have established interest rate risk guidelines measured by a behavioral GAP analysis calculated at the one year cumulative GAP level and a net interest income and economic value of portfolio equity simulation model measured by a 200 basis point interest rate shock.

        The table below sets forth an approximation of our exposure to changing interest rates using our behavioral GAP analysis as a percentage of estimated net interest income and estimated net portfolio value using interest income simulation. The calculations use projected repricing of assets and liabilities at June 30, 2006 on the basis of contractual maturities, anticipated repayments and scheduled rate adjustments.

	Basis Points	Interest Rate Risk Guidelines	At June 30, 2006
Gap percentage total		+/-15%	4.39%
Net interest income	200	+/-15	9.14
	-200	+/-15	(11.23)
Net portfolio value	200	+/-25	(6.61)
	-200	+/-25	(1.55)

        Our interest rate risk position was within guidelines in all categories at June 30, 2006. We monitor our entire interest rate risk position on an ongoing basis and evaluate strategies to maintain all categories within guidelines.

        The table below sets forth examples at June 30, 2006 of changes in estimated net interest income and the estimated net portfolio value based on projected scenarios of interest rate increases and decreases. The analysis indicates the interest rate risk embedded in our portfolio should interest rates instantaneously rise or fall. The results are derived by adding to or subtracting from all current rates; however, there are certain limitations to this type of analysis. Interest rate changes are rarely instantaneous and this analysis may also overstate the impact of short term repricings.

	Net Interest Income			Net Portfolio Value
Projected Interest Rate Scenario	Estimated Value	$ Change from Base	% Change from base	Estimated Value	$ Change from Base	% Change from base
+200	$20,874	$1,748	9.14%	$45,944	$(3,250)	(6.61)%
+100	20,014	888	4.64	47,888	(1,306)	(2.65)
BASE	19,126			49,194
-100	18,179	(946)	(4.95)	49,950	756	1.54
-200	16,979	(2,147)	(11.23)	48,429	(765)	(1.55)

  Impact of Inflation and Changing Prices

        Our consolidated financial statements have been prepared in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Notwithstanding this, inflation can directly affect the value of loan collateral, in particular, real estate. Inflation, or disinflation, could significantly affect our earnings in future periods.

Year ended December 31, 2005 compared to year ended December 31, 2004

        Total assets at December 31, 2005 amounted to $470.6 million, an increase of $65.6 million, or 16%, from December 31, 2004 and a new record high. The increase in the total assets was primarily attributable to a 38% increase in net loans, to $364.2 million from $263.9 million at December 31, 2004. The available for sale securities portfolio increased $2.4 million, or 3%, to $78.7 million from $76.3 million at December 31, 2004. Loan growth was funded through an increase in deposits as well as by reductions in federal funds and short-term investments. Deposits increased $52.1 million, or 14%, to $419.1 million at December 31, 2005; interest-bearing deposits increased $45.9 million, or 14%, and non-interest bearing deposits increased $6.2 million, or 15%. Borrowings increased $1.0 million and were used during the year to supplement deposit inflow to fund loan growth. Shareholders' equity increased $11.6 million; this increase was the result of the stock offering in 2005 and the exercise of certain stock options combined with the increase in retained earnings from net income, net of dividend payments. The increase in shareholders' equity was partially offset by the increase in accumulated other comprehensive loss due to unrealized losses on the available for sale securities portfolio.

        Our earnings were $1.4 million ($0.52 basic income per share and $0.51 diluted income per share) in 2005 compared to $926,000 ($0.38 basic income per share and $0.37 diluted income per share) in 2004. The increase was primarily attributable to an increase in interest and dividend income of $6.5 million. Net interest income for the year ended December 31, 2005 increased $3.2 million, or 28%, to $14.9 million as compared to $11.7 million for the year ended December 31, 2004. Non-interest expense increased to $14.6 million in 2005 from $12.3 million in 2004, primarily as a result of increased salary and benefits expenses as well as increased occupancy costs.

Financial Condition

        Our total assets increased $65.6 million, or 16%, to $470.6 million at December 31, 2005 from $405.0 million at December 31, 2004. The growth in total assets was funded primarily by deposit growth of $52.1 million and $11.0 million in capital raised through the rights offering completed in 2005. Federal funds sold and short term investments decreased $31.0 million and $9.2 million, respectively.

Investments

        The following table is a summary of the Bank's investment portfolio valued at fair value at December 31 for the years shown.

	2005	2004	2003
	(in thousands)
U.S. Government agency and sponsored agency obligations	$16,477	$14,823	$11,866
Mortgage-backed securities(1)	56,195	52,446	66,697
Money market preferred equity securities	6,000	9,000	12,000

Total investments	$78,672	$76,269	$90,563

(1)
At December 31, 2005, consisted of $1.1 million of U.S. Government agency mortgage-backed securities and $55.1 million of U.S. Government sponsored agency mortgage-backed securities, all of which are scheduled to reprice within four years.

        Total investments increased $2.4 million, or 3%, to $78.7 million at December 31, 2005 as compared to $76.3 million at December 31, 2004. Purchases of U.S. Government agency and sponsored-agency obligations and mortgage backed securities were partially offset by principal payments on mortgage-backed securities and redeemed money market preferred equity instruments.

        The Bank generally looks to invest in instruments of shorter term duration, or with a variable return, to mitigate against interest rate risk. The Bank's investment focus is ancillary to its principal asset focus on loans. The Bank's objective is to provide an alternate source of low-risk investments when demand for loans is weak. The Bank's investments are designed to provide and maintain liquidity in a high-quality, low-risk diversified portfolio of investments which may also be used as collateral for pledging requirements. Investments are determined by the Bank's Chief Financial Officer and Chief Executive Officer, based on the Bank's investment policy and direction provided by an Asset Liability Committee comprised of the Bank's five most senior officers. The investment activity and interest rate risk position are also reviewed on a quarterly basis by the Asset Liability Committee of the board of directors.

        The following table presents the maturity distribution of available for sale investment securities at December 31, 2005 and the weighted average yield of such securities. The weighted average yields were calculated based on the amortized cost and effective yields to maturity of each security.

	One year or less	Over one through five years	Over five through ten years	Over ten years	No maturity		Total(1)	Weighted Average Yield
	(dollars in thousands)
U.S. Government agency and sponsored agency obligations	$—	$16,999	$—	$—	$—		$16,999	3.59%
Mortgage-backed securities	—	—	—	—	57,454	(2)	57,454	4.33%
Money market preferred equity securities	—	—	—	—	6,000		6,000	3.44%

Total	$—	$16,999	$—	$—	$63,454		$80,453	4.11%

Weighted average yield	—%	3.59%	—%	—%	4.25%		4.11%

(1)
Reflects amortized cost as opposed to fair value. See note 3 to our audited consolidated financial statements and note 2 to our unaudited financial statements.

(2)
Our mortgage-backed securities generally have original terms to maturity of 10 or more years. However, original terms to maturity do not reflect the expected average lives of the mortgage-backed securities. We expect the average lives of our mortgage-backed securities to be substantially less than their contractual terms because of, among other things, amortization and prepayments.

        The following table presents a summary of investments for any issuer that exceeds 10% of shareholders' equity at December 31, 2005.

	Amortized Cost	Fair Value
	(in thousands)
Available for sale securities:
U.S. Government agency and sponsored agency obligations	$16,999	$16,477
U.S. Government agency and sponsored agency mortgage backed securities	57,454	56,195

Loans

        The following table is a summary of the Bank's loan portfolio at December 31 for the years shown.

	At December 31,
	2005		2004		2003		2002		2001
	Amount (dollars in thousands)	Percentage of Total Loans	Amount (dollars in thousands)	Percentage of Total Loans	Amount (dollars in thousands)	Percentage of Total Loans	Amount (dollars in thousands)	Percentage of Total Loans	Amount (dollars in thousands)	Percentage of Total Loans
Real Estate:
Commercial	$129,179	35.0%	$106,771	39.9%	$96,339	44.1%	$65,967	38.0%	$60,482	43.9%
Residential	77,392	20.9	36,966	13.8	21,773	10.0	27,012	15.5	7,501	5.4
Construction	107,233	29.0	74,599	27.8	57,122	26.2	39,209	22.6	26,215	19.0
Commercial	15,592	4.2	17,562	6.5	15,533	7.1	13,022	7.5	14,649	10.7
Consumer installment	1,107	0.3	1,387	0.5	1,862	0.9	1,757	1.0	1,232	0.9
Consumer home equity	39,097	10.6	30,875	11.5	25,608	11.7	26,812	15.4	27,771	20.1

Total loans	$369,599	100.00%	$268,160	100.00%	$218,237	100.00%	$173,779	100.00%	$137,850	100.00%
Premiums	367		314		—		—		—
Net deferred fees	(1,135)		(1,117)		(881)		(612)		(276)
Allowance for loan losses	(4,588)		(3,482)		(2,935)		(2,372)		(1,894)

Loans, net	$364,244		$263,875		$214,421		$170,795		$135,680

        The Bank's net loan portfolio increased $100.3 million, or 38%, to $364.2 million at December 31, 2005 from $263.9 million at December 31, 2004. Loan growth was funded through an increase in total deposits as well as by reductions in federal funds sold and short-term investments. At December 31, 2005, the net loan to deposit ratio was 87%, and the net loan to asset ratio was 77%. At December 31, 2004, the net loan to deposit ratio was 72% and the net loan to asset ratio was 65%.

        Despite a period of rising short-term interest rates, the yield curve was relatively flat and longer-term rates have remained lower; therefore, loan activity continued to remain strong and the volume of new loans far exceeded principal reductions and payoffs.

  Allowance for Loan Losses

        Based upon our evaluation of loan losses described above, we believe the allowance for loan losses of $4.6 million at December 31, 2005, which represents 1.24% of gross loans outstanding, is adequate, under prevailing economic conditions, to absorb losses on existing loans. Nevertheless, there can be no assurance that additions to such allowance will not be necessary in future periods. At December 31, 2004, the allowance for loan losses was $3.5 million or 1.31% of gross loans outstanding.

Analysis of Allowance for Loan Losses

	2005	2004	2003	2002	2001
	(dollars in thousands)
Balance at beginning of period	$3,481	$2,934	$2,372	$1,894	$1,645

Charge-offs	(3)	(9)	(1)	—	(2)
Recoveries	—	—	—	10	1

Net (charge-offs) recoveries	(3)	(9)	(1)	10	(1)

Additions charged to operations	1,110	556	563	468	250

Balance at end of period	$4,588	$3,481	$2,934	$2,372	$1,894

Ratio of net (charge-offs) recoveries during the period to average loans outstanding during the period	(0.00)%	(0.01)%	(0.00)%	0.01%	(0.00)%

Allocation of the Allowance for Loan Losses

        The following table sets forth the allocation of the allowance for loan losses by category at the dates indicated.

	Amounts (dollars in thousands)					Percent of loans in each category to total loans
Balance at end of each period applicable to
	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001
Real Estate:
Commercial	$1,607	$1,319	$1,183	$893	$833	34.95%	39.82%	44.15%	37.97%	43.88%
Residential	511	304	230	276	153	20.94%	13.78%	9.98%	15.54%	5.44%
Construction	1,963	1,358	972	726	348	29.01%	27.82%	26.17%	22.56%	19.02%
Commercial	164	185	155	129	142	4.22%	6.55%	7.12%	7.49%	10.63%
Consumer installment	10	11	12	11	14	0.30%	0.52%	0.85%	1.01%	0.89%
Consumer home equity	260	233	285	283	296	10.58%	11.51%	11.73%	15.43%	20.14%
Unallocated	73	71	97	54	108	N/A	N/A	N/A	N/A	N/A

Total	$4,588	$3,481	$2,934	$2,372	$1,894	100.00%	100.00%	100.00%	100.00%	100.00%

Non-Accrual, Past Due and Restructured Loans

        The following table is a summary of non-accrual and past due loans at December 31 of each of the last five years.

	2005	2004	2003	2002	2001
	(dollars in thousands)
Loans delinquent over 90 days still accruing	$275	$373	$165	$1,172	$1,300
Non-accruing loans	1,935	3,669	150	201	1,654

	$2,210	$4,042	$315	$1,373	$2,954

% of Total Loans	0.60%	1.51%	0.14%	0.79%	2.14%
% of Total Assets	0.47%	1.00%	0.09%	0.56%	1.46%
Additional income on non-accrual loans if recognized on an accrual Basis	$6	$18	$18	$67	$159

        There were no loans in 2005 or 2004 that were considered as "troubled debt restructurings." We did not have any other real estatemowned during the periods presented.

Potential Problem Loans

        The $1.9 million of non-accruing loans at December 31, 2005 consisted of two loans, both of which were well collateralized and in the process of collection. Both loans were current as to principal and interest payments at December 31, 2005.

        At December 31, 2005, the Bank had no loans other than those described above, as to which management had significant doubts as to the ability of the borrowers to comply with the present repayment terms.

Deposits

        The following table is a summary of the Bank's deposits at December 31 for each of the years shown.

	2005	2004	2003
	(in thousands)
Non-interest bearing	$48,797	$42,584	$30,477

Interest bearing
NOW	25,383	26,815	22,850
Savings	20,090	22,104	23,793
Money market	57,799	72,451	69,504
Time certificates, less than $100,000	168,566	131,765	92,575
Time certificates, $100,000 or more	98,440	71,287	50,794

Total interest bearing	370,278	324,421	259,515

Total deposits	$419,075	$367,005	$289,992

        Total deposits increased $52.1 million, or 14%, to $419.1 million at December 31, 2005 from $367.0 million at December 31, 2004. Non-interest bearing deposits increased $6.2 million, or 15%, to $48.8 million at December 31, 2005 from $42.6 million at December 31, 2004. Interest bearing deposits increased $45.9 million, or 14%, to $370.3 million at December 31, 2005 from $324.4 million at December 31, 2004. Based upon the Bank's continued expansion and the increased penetration into the areas served by the Bank, commercial demand accounts increased $2.6 million, or 10%, at December 31, 2005 compared to the prior year and personal demand accounts increased $1.6 million, or 13%, at December 31, 2005 compared to the prior year. During 2005, the Bank established its tenth branch banking office which contributed significantly to the annual growth in deposits. The promotional campaign conducted in conjunction with the opening of the new branch contributed significantly to the growth of deposits in established branches. Certificates of deposit increased $64.0 million in the year ended 2005, which represented an increase of 32% when compared to the prior year. A significant portion of the growth in certificates of deposit was attributable to the promotional campaign conducted in conjunction with the new branch opening as well as to the transfer of funds from lower rate products, which decreased as compared to the prior year. The increase in certificates of deposit greater than $100,000 of $27.2 million was the result of successful sales efforts and branch expansion. These balances exclude brokered deposits. Money market fund and savings accounts decreased $14.7 million and $2.0 million, respectively, in the year ended 2005 as compared to 2004. A portion of these decreases represented transfers to certificates of deposit as a result of promotional campaigns and general increases in interest rates offered on certificates of deposit accounts. The Bank continues to offer attractive interest rates in the very competitive Fairfield County marketplace in order to attract additional deposits to fund loan growth.

        As of December 31, 2005, the Bank's maturities of time deposits were as follows:

	$100,000 or greater	Less than $100,000	Totals
	(in thousands)
Three months or less	$13,340	$27,240	$40,580
Three to six months	16,671	27,017	43,688
Six months to one year	27,952	53,228	81,180
Over one year	40,477	61,081	101,558

Total	$98,440	$168,566	$267,006

Borrowings

        Borrowings increased $1.0 million to $17.2 million at December 31, 2005 compared to December 31, 2004.

        Borrowings are comprised of Federal Home Loan Bank advances and junior subordinated debentures.

        The following table sets forth short-term borrowing amounts along with the respective interest rates and maturities at December 31, 2005:

        Federal Home Loan Bank advances:

Amount	Maturity	Rate	Average amount outstanding
$5,000,000	03/13/2006	4.490%	$273,973
1,000,000	05/01/2006	2.490%	1,000,000

$6,000,000		4.156%	$1,273,973

        The maximum amount of short term borrowings outstanding under Federal Home Loan Bank advances during 2005 was $15,000,000.

        We issued trust preferred securities in 2003. These securities are shown as junior subordinated debt on our consolidated balance sheets and $8.2 million of principal remained outstanding on December 31, 2005. These securities bear interest at the three-month LIBOR plus 3.15%, mature on March 26, 2033 and can be redeemed at our election beginning in 2008. The trust preferred securities supplement our Tier 1 capital based on applicable regulatory guidelines. These securities are described in greater detail in note 7 to our audited consolidated financial statements.

Average Balance and Rate/Volume Analysis

        The following table presents average balance sheets (daily averages), interest income, interest expense and the corresponding yields earned and rates paid:

	2005			2004			2005 vs. 2004 Fluctuations Interest Income/Expense(3) Due to change in:
	Average Balance	Interest Income/ Expense	Average Rate	Average Balance	Interest Average Balance	Average Rate
							Volume	Rate	Total
Interest earning assets:
Loans(2)	$316,058	$21,561	6.82%	$239,239	$15,632	6.53%	$4,824	$1,105	$5,929
Short term investments	6,466	178	2.75%	8,356	105	1.26%	(19)	92	73
Investments(4)	87,164	3,094	3.55%	87,631	2,752	3.14%	(15)	357	342
Federal funds sold	10,311	316	3.06%	12,733	189	1.48%	(30)	157	127

Total interest earning assets	419,999	25,149	5.99%	347,959	18,678	5.37%	4,760	1,711	6,471

Cash and due from banks	5,117			4,159
Allowance for loan losses	(3,897)			(3,190)
Other	8,446			8,017

Total Assets	$429,665			$356,945

Interest bearing liabilities:
Time certificates	$224,526	$8,040	3.58%	$156,623	$4,901	3.13%	$1,895	$1,244	$3,139
Savings accounts	21,792	277	1.27%	23,666	294	1.24%	(22)	5	(17)
Money market accounts	67,943	862	1.27%	70,264	867	1.23%	(29)	24	(5)
NOW accounts	26,072	188	0.72%	23,107	152	0.66%	19	17	36
FHLB advances	10,422	374	3.59%	14,197	372	2.62%	(84)	86	2
Subordinated debt	8,248	528	6.40%	8,248	380	4.61%	—	148	148
Other borrowings	34	1	2.94%	2,469	42	1.70%	(23)	(18)	(41)

Total interest bearing liabilities	359,037	10,270	2.86%	298,574	7,008	2.35%	1,756	1,506	3,262

Demand deposits	43,813			36,456
Accrued expenses and other liabilities	3,380			2,362
Shareholders' equity	23,435			19,553

Total liabilities and equity	$429,665			$356,945

Net interest income		$14,879			$11,670		$3,004	$205	$3,209

Interest margin			3.54%			3.35%

Interest Spread			3.13%			3.02%

(1)
The rate volume analysis reflects the changes in net interest income arising from changes in interest rates and from asset and liability volume, including mix. The change in interest attributable to volume includes changes in interest attributable to mix.

(2)
Includes non-accruing loans.

(3)
Favorable/(unfavorable) fluctuations.

(4)
Yields are calculated at historical cost and excludes the effects of unrealized gain or loss on available for sale securities.

Results of Operations

  General

        For the year ended December 31, 2005, we earned $1.4 million ($0.52 basic income per share and $0.51 diluted income per share), an increase of 52% as compared to 2004 when we earned $926,000 ($0.38 basic income per share and $0.37 diluted income per share).

        Interest income increased $6.4 million to $25.1 million in 2005 as compared to 2004 when interest income was $18.7 million. This increase was primarily due to the growth in the loan portfolio combined with a general increase in interest rates.

        Interest expense increased $3.3 million, or 47%, to $10.3 million in 2005 compared to $7.0 million in 2004. The increase in interest expense was due to the increase in total deposits as well as a general increase in interest rates.

        Noninterest income increased $527,000, or 20%, to $3.2 million in 2005 from $2.7 million in 2004. An increase in the volume and size of loan transactions resulted in an increase in mortgage brokerage and referral fee income of $386,000, or 22%.

        Noninterest expenses for 2005 totaled $14.6 million which represented an increase of $2.3 million, or 19%, over 2004. The higher operating costs were primarily the result of the full year impact in 2005 of the two branch offices opened in 2004, the new branch office opened in 2005 and increased commission expense.

  Interest income and expense

        Our net interest income increased $3.2 million, or 28%, to $14.9 million in 2005 from $11.7 million in 2004. An increase in average earning assets of $72.0 million, or 21%, increased our interest income $6.5 million, or 35%, to $25.1 million in 2005 from $18.7 million in 2004. Average loans outstanding increased $76.8 million, or 32%, led by growth in construction and real estate loans, which reflected the strength of the local real estate market. The increase in the yields on investments was partially offset by a decrease in the volume of investments resulting in a net increase in interest and dividends on investments of $342,000. Higher yields on federal funds sold and short term investments, partially offset by a decrease in the average balances of both, resulted in increases in interest income of $127,000 and $73,000, respectively. Total average interest bearing liabilities increased by $60.4 million, or 20%; average certificates of deposit and NOW accounts increased by $67.9 million and $3.0 million, respectively; average money market deposits and savings deposits decreased $2.3 million and $1.9 million, respectively; average FHLB advances and other borrowings decreased $3.8 million and $2.4 million, respectively. Interest expense increased to $10.3 million in 2005 from $7.0 million in 2004. Interest expense on certificates of deposit increased $3.1 million as a result of higher average outstanding balances combined with an increase in the cost of funds for that portfolio to 3.58% in 2005 from 3.13% in 2004. Rising interest rates also contributed to the increase in the interest expense on subordinated debentures of $148,000, or 39%, to $528,000 in 2005 from $380,000 in 2004, resulting in an increase in the cost of the debt to 6.40% in 2005 from 4.61% in 2004.

  Provision for loan losses

        The provision for loan losses charged to operations for the year ended December 31, 2005 of $1.1 million represented an increase of $554,000 as compared to the provision of $556,000 for the year ended December 31, 2004. This increase was due to the loan growth and the credit risk factors applied against the portfolio and not to any adverse changes in the credit quality of the loan portfolio or in non-performing loans.

        An analysis of the changes in the allowance for loan losses is presented under the discussion entitled "Allowance for Loan Losses."

  Noninterest income

        Noninterest income increased $527,000, or 20%, to $3.2 million in 2005 from $2.7 million in 2004. An increase in the volume and size of loan transactions resulted in an increase in mortgage brokerage and referral fees of $386,000, or 22.5%, to $2.1 million in 2005 from $1.7 million in 2004. Increases in deposit accounts and transaction volumes resulted in an increase in fees and service charges of $97,000, or 21%, to $562,000 for the year ended December 31, 2005 from $465,000 for the year ended December 31, 2004. Other noninterest income increased $50,000, or 44.0%, to $161,000 for the year ended December 31, 2005 from $111,000 for the year ended December 31, 2004. This increase was primarily due to increased fees from debit card transactions and the settlement of an insurance claim.

  Noninterest expenses

        Noninterest expenses increased $2.3 million, or 19%, to $14.6 million in 2005 from $12.3 million in 2004. Salaries and benefits increased $1.5 million, or 19%, in 2005 as compared to 2004, primarily due to staff additions resulting from the full year impact in 2005 of the two branches opened in 2004 and one branch opened in 2005 and higher levels of commissions as a direct result of the increase in the revenue generated by mortgage brokerage activities. Higher staffing levels and incentive compensation also resulted in higher payroll taxes, employee benefit costs and the expenses associated with training programs. Occupancy and equipment expenses increased $375,000, or 22%, to $2.1 million in 2005 from $1.7 million in 2004. This increase was primarily due to the full year impact in 2005 of opening two new branch offices in 2004 and of opening one branch in 2005. For the year ended December 31, 2005, data processing and other outside service expenses increased $345,000, or 43%, to $1.1 million from $803,000 for the year ended December 31, 2004. A significant portion of this increase was due to increased personnel placement fees, data processing expenses and information technology consulting fees. The increase in data processing expenses is a result of the growth in the branch network as well as to increased ongoing maintenance charges for the implementation of additional products and services.

        Management believes that additional branch offices will contribute to our future growth and earnings. While opening new branches will result in increased operating expenses, the openings will be strategically planned to maintain profitable operations.

        Management regularly reviews loan and deposit rates and attempts to price our products competitively. With assistance from our investment advisors, we track our mix of asset/liability maturities and strive to maintain a reasonable match. Performance ratios are reviewed monthly by management and the board and are used to set strategies.

  Income Taxes

        The provision for income taxes of $957,000 in 2005 and $633,000 for 2004 represents the tax expense recognized for both federal and state income tax. The effective tax rate for both 2005 and 2004 was 40.5%.

Liquidity

        Our liquidity ratio was 20% and 33% at December 31, 2005 and 2004, respectively. The liquidity ratio is defined as the percentage of liquid assets to total assets. The following categories of assets as described in the accompanying consolidated balance sheets are considered liquid assets: cash and due from banks, federal funds sold, short term investments and available for sale securities. Liquidity is a measure of our ability to generate adequate cash to meet financial obligations. We expect that the initial cost of capital equipment to open each new branch office will range between $315,000 and $450,000. Thereafter, new deposits generated through the branch are expected to provide additional sources of liquidity. The principal cash requirements of a financial institution are to cover downward fluctuations in deposit accounts and increases in its loan portfolio. Management believes our short-term assets have sufficient liquidity to cover loan demand, potential fluctuations in deposit accounts, the costs related to opening new branch offices and to meet other anticipated cash operating requirements.

        At December 31, 2005, cash and cash equivalents and securities classified as available for sale were $16.0 million and $78.7 million, respectively. In addition, at December 31, 2005, we had the ability to borrow a total of approximately $99.9 million from the Federal Home Loan Bank of Boston, which included a $2 million overnight line of credit. At December 31, 2005, we had Federal Home Loan Bank advances outstanding of $9.0 million, none of which were under the overnight line of credit. At December 31, 2005, we also had available a $3 million overnight line of credit from a correspondent bank as well as the ability to borrow $10 million under a repurchase agreement. There were no amounts outstanding under either arrangement at December 31, 2005.

        The following table presents our contractual obligations as of December 31, 2005:

	(in thousands)
	Total	Less than one year	One to three years	Three to five years	More than five years
Certificates of deposit	$267,006	$165,448	$63,039	$38,519	$—
Junior subordinated debt owed to unconsolidated trust	8,248	—	—	—	8,248
FHLB advances	9,000	6,000	3,000	—	—
Operating lease obligations	11,829	1,436	2,600	2,314	5,479

Total contractual obligations	$296,083	$172,884	$68,639	$40,833	$13,727

        The following table presents our off-balance sheet commitments as of December 31, 2005. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the borrower. Since these commitments could expire without being drawn upon or are contingent upon the customer adhering to the terms of the agreements, the total commitment amounts do not necessarily represent future cash requirements.

(in thousands)
Future loan commitments	$55,365
Unused lines of credit	37,819
Undisbursed construction loans	40,399
Financial standby letters of credit	216

Total commitments	$133,799

Business

Our Company

        We are a Connecticut corporation which was organized in 1999 for the purpose of becoming a one-bank holding company for the Bank, a national banking association headquartered in Stamford, Connecticut. Our reorganization into the holding company form became effective in December 1999. Upon consummation of the reorganization, each outstanding share of common stock of the Bank was converted into the right to receive one share of our common stock and each outstanding option or warrant to purchase Bank common stock became an option or warrant to purchase an equal number of shares of our common stock.

        The Bank commenced operations as a national bank on August 31, 1994. The Bank has ten branch office locations serving customers located in the Fairfield County communities of Stamford, Greenwich, Old Greenwich, Norwalk, Wilton, Darien and Southport. In addition, we have loan production offices in Stamford, Connecticut, Melville (Long Island), New York and New York City, New York.

        We have received regulatory approval to open four additional new branches in Fairfield, Fairfield Center and Trumbull in Fairfield County, and Milford in New Haven County, Connecticut, which we plan to bring into service during the fourth quarter of this year. In addition, in July 2006, we entered into an agreement with another financial institution to acquire a small branch office and assume the lease at 45 West End Avenue, New York, New York. This acquisition, which we expect to complete before the end of 2006, subject to receipt of all required regulatory approvals, will allow us to expand into Westchester County, New York by establishing new bank branches. This is the primary reason for the branch acquisition. We do not anticipate further branch expansion in New York City. We have signed a letter of intent to lease a facility in Bedford, in Westchester County, New York. Initially, we plan to operate this facility as a loan production office. Following the completion of our acquisition of the New York City bank branch office, we plan to apply during the first quarter of 2007 for regulatory approval to operate the Bedford loan production office as a full service bank branch office. The Bank plans to continue to open additional branches in Fairfield County and surrounding areas in Connecticut, Westchester County, New York and potentially Nassau County, New York in the future.

        In June, 1999, we acquired all of the outstanding capital stock of three affiliated residential mortgage companies doing business in Connecticut, New Jersey and New York. We consolidated the mortgage brokerage business into the Bank's mortgage lending activities. Prior to April 1, 2006, each of the mortgage brokerage business and the commercial banking business were reportable segments. The activities of the former mortgage brokerage segment have since been expanded to include the products and services that were offered by the former commercial banking segment. These activities developed in such a manner that they are now indistinguishable from the lending activities of the commercial bank. As a result, we no longer report the mortgage brokerage business as a separate segment.

        In March, 2003, we formed Patriot National Statutory Trust I for the sole purpose of issuing trust preferred securities and investing the proceeds in subordinated debentures issued by us. We primarily invested the funds from the issuance of the debt in the Bank, which in turn used the proceeds to fund general operations of the Bank.

        We offer a broad range of consumer and commercial banking services with an emphasis on serving the needs of individuals, small and medium-sized businesses and professionals. We offer commercial real estate and construction loans to area businesses and developers. Real estate loans made to individuals include one- to four-family residential mortgage loans, home improvement loans, bridge loans and home equity lines of credit. Other personal loans include lines of credit, installment loans and credit cards. Commercial loans offered to small and medium-sized businesses include secured and unsecured loans to service companies, real estate developers, manufacturers, restaurants, wholesalers, retailers and professionals doing business in our market area.

        We offer consumer and commercial deposit accounts that include: checking accounts, interest-bearing "NOW" accounts, insured money market accounts, time certificates of deposit, savings accounts and IRA's (Individual Retirement Accounts). Other services include money orders, traveler's checks, ATM's (automated teller machines), internet banking and debit cards. In addition, we may in the future offer Keogh accounts and other financial services.

        We also solicit and process residential mortgage loan applications from consumers on behalf of permanent investors and originate loans for sale. Revenues are generated from loan and application processing fees received from the permanent investors, and gains and origination fees from loans sold. We have three loan production offices: one in Stamford, Connecticut, a second office in Melville, (Long Island), New York and a third office in New York City, New York.

        Our customer base is diversified so that there is not a concentration of either loans or deposits within a single industry, a group of industries, a single person or groups of people. We do not depend on one or a few major customers for either our deposit or lending activities, the loss of any one of which would have a material adverse effect on our business.

        The majority of our deposits come from residents and businesses located in Stamford, Greenwich, Old Greenwich, Norwalk, Wilton, Darien and Southport and surrounding communities in Connecticut. We have focused our attention on serving the segments of our market area historically served by community banks. We compete in our market by providing a high level of personalized and responsive banking service for which we believe there is a need. Our primary market area is bordered by New York State to the west, the Town of Ridgefield to the north, the Town of Bridgeport to the east, and Long Island Sound to the south.

        Our loan customers extend beyond Stamford, Greenwich, Old Greenwich, Norwalk, Wilton, Darien and Southport to include nearby towns in Fairfield County, Connecticut, and towns in Westchester County, New York, although our loan business is not necessarily limited to these areas. We also make loans from our loan production offices in Melville (Long Island) and New York City, New York. While we do not currently hold or intend to attract significant deposit or loan business from major corporations with headquarters in the Fairfield County area, we believe that the service, professional and related businesses which have been attracted to this area, as well as the individuals that reside in this area, represent our current and potential customers.

        As we expand with full service bank branches into Westchester County, New York, we will seek deposits from residents and businesses located in the Westchester County area in addition to increasing our loan production efforts.

        In the normal course of business and subject to applicable government regulations, we invest a portion of our assets in investment securities, which may include certain debt and equity securities, including U.S. government securities. An objective of our investment policy is to seek to optimize our return on assets while limiting our exposure to interest rate movements and to maintain adequate levels of liquidity.

        Our employees perform most routine day-to-day banking transactions at our main office and branch locations. However, we have entered into a number of arrangements with third parties for banking services such as correspondent banking, check clearing, data processing services, credit card processing and armored carrier service.

Competition

        We compete with a variety of financial institutions in our market area. Most of these institutions have greater financial resources and capitalization than we do, which gives them higher lending limits and the ability to conduct larger advertising campaigns to attract business. Generally, the larger institutions offer services such as trust and international banking which we are not equipped to offer directly. Currently, when the need arises, we make arrangements with correspondent institutions to provide such services. In the future, if we desire to offer trust services, prior approval of the OCC will be required. To attract business in this competitive environment, we rely on local promotional activities and personal contacts by officers, directors and shareholders and on our ability to offer personalized services.

        Stamford, Greenwich, Old Greenwich, Norwalk, Wilton, Darien and Southport are presently served by approximately 182 branches of commercial banks and savings banks, most of which are offices of banks which have headquarters outside of the area or are subsidiaries of bank or financial holding companies whose headquarters are outside of the state or areas served by us. In addition to banks with branches in the same areas as us, there are numerous banks and financial institutions serving the communities surrounding these areas, which also draw customers from Stamford, Greenwich, Old Greenwich, Norwalk, Wilton, Darien and Southport, posing significant competition to us for deposits and loans. Many of these banks and financial institutions are well established and well capitalized.

        There are approximately 19 commercial banks with branch banking offices in the Westchester County and New York City market area. In addition, a number of other depository institutions compete in this market including savings banks, savings and loan associations, credit unions and brokerage houses. To the extent that we are able to successfully open branch office locations in Westchester County, these branches will compete with local offices of large New York City commercial banks. Other financial institutions, such as mutual funds, finance companies, factoring companies, mortgage bankers and insurance companies, will also compete with our Westchester county branches for both loans and deposits. We are new to the Westchester County deposit gathering market, and significantly smaller in size than most of our competitors. In addition, many non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

        In recent years, intense market demands, economic pressures and significant legislative and regulatory actions have eroded banking industry classifications which were once clearly defined and have increased competition among banks, as well as other financial institutions. This increase in competition has caused banks and other financial service institutions to diversify their services and become more cost effective as a result of competition with one another and with new types of financial service companies, including non-bank competitors. The impact on us of federal legislation authorizing increased services by financial holding companies and interstate branching of banks has resulted in increased competition. These events have resulted in increasing homogeneity in the financial services offered by banks and other financial institutions. The impact on banks and other financial institutions of these market dynamics and legislative and regulatory changes has been increased customer awareness of product and service differences among competitors and increased merger activity.

  Office Properties

        Our corporate headquarters and main branch banking office are located at 900 Bedford Street, Stamford, Connecticut. The building is leased by the Bank as are its nine other branch banking offices and three loan production offices. The Bank will also lease the four new branch office locations scheduled to open in 2006. In addition, we lease space for additional parking at our main office. We will assume an existing lease for the branch located at 45 West End Avenue, New York, New York in connection with the acquisition of the branch.

        Lease commencement dates for office locations range from July 1, 2002 to January 1, 2006 and lease expiration dates fall between June 30, 2007 and December 31, 2015. After December 31, 2005 we entered into two leases for new branch locations with lease expiration dates during 2016 and 2021. The definitive expiration dates depend on the lease commencement dates. Most of our leases contain rent escalation provisions as well as renewal options for one or more additional terms. Our leased space is in good condition, covered by adequate insurance and sufficient for our current needs.

        We have sublet and licensed excess space in three of our locations, one to a retail store and two to one of our directors for office space. See "Management—Transactions with Management and Others."

  Employees

        As of June 30, 2006, we had 105 full-time employees and six part-time employees. None of our employees is covered by a collective bargaining agreement, and we believe that our relationship with our employees is good.

  Legal Proceedings

        Neither we nor the Bank have any pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we or the Bank is a party or any of our property is subject.

Supervision and Regulation

        As a bank holding company, our operations are subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve Board. The Federal Reserve Board has established capital adequacy guidelines for bank holding companies that are similar to the OCC's capital guidelines applicable to the Bank. The Bank Holding Company Act of 1956, as amended, or the BHC Act limits the types of companies that a bank holding company may acquire or organize and the activities in which it or they may engage. In general, bank holding companies and their subsidiaries are only permitted to engage in, or acquire direct control of any company engaged in, banking or in a business so closely related to banking as to be a proper incident thereto. Federal legislation enacted in 1999 authorizes certain entities to register as financial holding companies. Registered financial holding companies are permitted to engage in businesses, including securities and investment banking businesses, which are prohibited to bank holding companies. While the creation of financial holding companies is evolving, to date there has been no significant impact on us.

        Under the BHC Act, we are required to file annually with the Federal Reserve Board a report of our operations. We, the Bank and any other subsidiaries are subject to examination by the Federal Reserve Board. In addition, we will be required to obtain the prior approval of the Federal Reserve Board to acquire, with certain exceptions, more than 5% of the outstanding voting stock of any bank or bank holding company, to acquire all or substantially all of the assets of a bank or to merge or consolidate with another bank holding company. Moreover, we, the Bank and any other subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit or provision of any property or services. The Bank is also subject to certain restrictions imposed by the Federal Reserve Act on issuing any extension of credit to us or any of its subsidiaries or making any investments in the stock or other securities thereof and on the taking of such stock or securities as collateral for loans to any borrower. If we want to engage in businesses permitted to financial holding companies but not to bank holding companies, we would need to register with the Federal Reserve Board as a financial holding company.

Payment of Dividends

        The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that bank holding company's net income for the past year is sufficient to cover both the cash dividend and a rate of earnings retention that is consistent with the bank holding company's capital needs, asset quality and overall financial condition. The Federal Reserve Board has also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve Board pursuant to applicable law, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the bank holding company's bank subsidiary is classified as "undercapitalized."

        A bank holding company is required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of its consolidated retained earnings. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve Board order, or any condition imposed by, or written agreement with, the Federal Reserve Board.

        The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 was enacted to ease restrictions on interstate banking. Effective September 29, 1995, the Riegle-Neal Act allows the Federal Reserve Board to approve an application of an adequately capitalized and adequately managed bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than such holding company's state, without regard to whether the transaction is prohibited by the laws of any state. The Federal Reserve Board may not approve the acquisition of a bank that has not been in existence for the minimum time period (not exceeding five years) specified by the statutory law of the host state. The Riegle-Neal Act also prohibits the Federal Reserve Board from approving an application if the applicant (and its depository institution affiliates) controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank's home state or in any state in which the target bank maintains a branch. The Riegle-Neal Act does not affect the authority of states to limit the percentage of total insured deposits in the state which may be held or controlled by a bank or bank holding company to the extent that such limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% statewide concentration limits contained in the Riegle-Neal Act.

        We are subject to capital adequacy rules and guidelines issued by the OCC, the Federal Reserve Board and the FDIC and the Bank is subject to capital adequacy rules and guidelines issued by the OCC. These substantially identical rules and guidelines require us to maintain certain minimum ratios of capital to adjusted total assets and/or risk-weighted assets. Both we and the Bank comply with these rules and guidelines. Under the provisions of the Federal Deposit Insurance Corporation Improvements Act of 1991, the federal regulatory agencies are required to implement and enforce these rules in a stringent manner. We are also subject to applicable provisions of Connecticut law insofar as they do not conflict with, or are not otherwise preempted by Federal banking law.

        The Bank's operations are subject to regulation, supervision and examination by the OCC and the FDIC.

        Federal and state banking regulations regulate, among other things, the scope of the business of a bank, a bank holding company or a financial holding company, the investments a bank may make, deposit reserves a bank must maintain, the nature and amount of collateral for certain loans a bank makes, the establishment of branches and the activities of a bank with respect to mergers and acquisitions. The Bank is a member of the Federal Reserve System and is subject to applicable provisions of the Federal Reserve Act and regulations thereunder. The Bank is subject to the federal regulations promulgated pursuant to the Financial Institutions Supervisory Act to prevent banks from engaging in unsafe and unsound practices, as well as various other federal and state laws and consumer protection laws. The Bank is also subject to the comprehensive provisions of the National Bank Act.

        The OCC regulates the number and locations of the branch offices of a national bank. The OCC may only permit a national bank to maintain branches in locations and under the conditions imposed by state law upon state banks. At this time, applicable Connecticut banking laws do not impose any material restrictions on the establishment of branches by Connecticut banks throughout Connecticut. New York law does not impose any material restrictions on the establishment of branches by New York banks throughout New York, except that New York banks are prohibited from opening branches in a town with fewer than 50,000 residents if the headquarters of another New York chartered bank is located in that town.

        The earnings and growth of us, the Bank and the banking industry are affected by the monetary and fiscal policies of the United States Government and its agencies, particularly the Federal Reserve Board. The Open Market Committee of the Federal Reserve Board implements national monetary policy to curb inflation and combat recession. The Federal Reserve Board uses its power to adjust interest rates in United States Government securities, the Discount Rate and deposit reserve retention rates. The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits. They also affect interest rates charged on loans and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

        In addition to other laws and regulations, we are subject to the Community Reinvestment Act, or the CRA, which requires the federal bank regulatory agencies, when considering certain applications involving us or the Bank, to consider our record of helping to meet the credit needs of the entire community, including low- and moderate-income neighborhoods. The CRA was originally enacted because of concern over unfair treatment of prospective borrowers by banks and over unwarranted geographic differences in lending patterns. Existing banks have sought to comply with CRA in various ways; some banks have made use of more flexible lending criteria for certain types of loans and borrowers (consistent with the requirement to conduct safe and sound operations), while other banks have increased their efforts to make loans to help meet identified credit needs within the consumer community, such as those for home mortgages, home improvements and small business loans. For example, this may include participation in various government insured lending programs, such as Federal Housing Administration insured or Veterans Administration guaranteed mortgage loans, Small Business Administration loans, and participation in other types of lending programs such as high loan-to-value ratio conventional mortgage loans with private mortgage insurance. To date, the market area from which we draw much of our business is Stamford, Greenwich, Norwalk, Wilton, Darien and Southport, which locations are characterized by a very diverse ethnic, economic and racial cross-section of the population. As we continue to expand, the market areas served by us will continue to evolve. We have not and will not adopt any policies or practices, which discourage credit applications from, or unlawfully discriminate against, individuals or segments of the communities served by us.

        In 2001, the Uniting and Strengthening America by Providing Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA Patriot Act, was enacted to further strengthen domestic security following the September 11, 2001 terrorist attacks. The USA Patriot Act amends various federal banking laws, particularly the Bank Secrecy Act, with the intent to curtail money laundering and other activities that might be undertaken to finance terrorist actions. Financial institutions in the United States are required to enhance already established anti-money laundering policies, procedures and audit functions and ensure that controls are reasonably designed to detect instances of money laundering through certain correspondent or private banking accounts. Financial institutions are also required to verify customer identification, maintain verification records and cross check names of new customers against government lists of known or suspected terrorists. The USA Patriot Act was recently reauthorized and modified with the enactment of The USA Patriot Act Improvement and Reauthorization Act of 2005.

        In 2002, the Sarbanes-Oxley Act of 2002 was enacted, the primary purpose of which is to protect investors through improved corporate governance and heightened responsibilities of, and disclosures by, public companies. The Act contains provisions for the limitations of services that external auditors may provide as well as requirements for the credentials of audit committee members. In addition, the principal executive and principal financial officers are required to certify in quarterly and annual reports that they have reviewed the report; and based on the officers' knowledge, the reports accurately present the financial condition and results of operations of the company and contain no untrue statement or omission of material fact. The officers also certify their responsibility for establishing and maintaining a system of internal controls which insure that all material information is made known to the officers; this certification also includes the evaluation of the effectiveness of disclosure controls and procedures and their impact upon financial reporting. Section 404 of the Act requires that each annual report include an internal control report which states that it is the responsibility of management to establish and maintain an adequate internal control structure and procedures for financial reporting, as well as an assessment by management of the effectiveness of the internal control structure and procedures for financial reporting. This section further requires that the external auditors attest to, and report on, the assessment made by management. In September 2005, the Securities and Exchange Commission, or the SEC, extended the Section 404 compliance deadline for non-accelerated filers such as us (issuers with non-affiliated public float of less than $75 million) to require compliance beginning with the first fiscal year ending on or after July 15, 2007. This one year extension will provide smaller companies, such as us, with the necessary opportunity to more thoroughly evaluate their systems of internal controls.

        We do not anticipate that compliance with applicable federal and state banking laws will have a material adverse effect on our business or the business of the Bank. Neither we nor the Bank have any material patents, trademarks, licenses, franchises, concessions and royalty agreements or labor contracts, other than the charter granted to the Bank by the OCC. The Bank has, however, registered the trademark "Patriot" and the corresponding logo with the State of Connecticut Trademark Office. Compliance by us and the Bank with federal, state and local provisions which have been enacted or adopted regulating or otherwise relating to the discharge of material into the environment is not expected to have a material effect upon our capital expenditures, earnings or competitive position.

Security Ownership of Certain Beneficial Owners and Management

        The table below provides certain information about beneficial ownership of our common stock as of August 15, 2006. The table shows information for:

  •
  each person, or group of affiliated persons, who is known to us to beneficially own more than 5% of our common stock;

  •
  one additional significant shareholder who is an advisor to our chairman;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

        Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all shares of common stock beneficially owned by them, subject to community property laws, where applicable. The address of each director and executive officer is care of us at our principal executive office.

        The percentage ownership information below is based on a total of 3,239,494 shares of common stock outstanding before the offering and 4,339,494 shares of common stock outstanding after the completion of this offering, assuming a public offering price of $        per share. For purposes of the table below, we treat shares of common stock subject to options that are currently exercisable or exercisable within 60 days after August 15, 2006 to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of the person, but we do not treat the shares as outstanding for the purpose of computing the percentage ownership of any other shareholder.

				Shares to be Purchased the in Offering(1)
	Shares Owned Beneficially Prior to the Offering				Shares to be Owned Beneficially After the Offering
Name
	Number		Percentage	Number	Number	Percentage
5% Shareholders:
Barry Lewis 177 South Mountain Road New City, NY 10956	251,692	(2)	7.8%
Robert K. Steel 28 Grigg Street Greenwich, CT 06830	187,346	(3)	5.8%
Harvey Sandler Revocable Trust 21170 NE 22nd Court North Miami Beach, FL 33180	162,993	(4)	5.1%
Other Significant Shareholder:
Donald C. Opatrny 30 East Elm Street Greenwich, CT 06830	149,850		4.6%
Directors and Executive Officers:
Angelo De Caro	741,285	(5)	22.9%
John J. Ferguson	1,758		*
Brian A. Fitzgerald	626		*
John A. Geoghegan	7,943		*
L. Morris Glucksman	67,453	(6)	2.1%
Charles F. Howell	37,420		1.2%
Michael F. Intrieri	51,769	(7)	1.6%
Robert F. O'Connell	20,448		*
Philip W. Wolford	21,171	(8)	*
Martin Noble	1,311		*
Marcus Zavattaro	76,011		2.3%
All of our directors and executive officers (13 persons)	1,031,164	(9)	31.5%

*
Percentage is less than 1% of all outstanding shares of common stock.

(1)
Certain of our directors and officers and one of our shareholders have indicated an intention to purchase an aggregate of approximately $3 million of shares of our common stock to be sold in this offering. This column reflects the numbers of shares to be purchased by each of the following individuals at an assumed public offering price of $        per share: Mr. Opatrny ($2,000,000); Mr. De Caro ($200,000); Mr. Ferguson ($65,000); Mr. Fitzgerald ($50,000); Mr. Geoghegan ($25,000); Mr. Glucksman ($20,000); Mr. Howell ($325,000); Mr. Intrieri ($125,000); Mr. O'Connell ($150,000); Mr. Wolford ($10,000); and Mr. Noble ($15,000).

(2)
Based on a Schedule 13G filed by Mr. Lewis with the SEC on January 9, 2006. Reflects 171,481 shares held in Barry Lewis IRA Rollover Accounts, of which Mr. Lewis disclaims beneficial ownership, except to the extent of his equity interest therein, and 80,211 shares held by the Barry Lewis Revocable Living Trust.

(3)
Based on a Schedule 13D filed by Mr. Steel with the SEC on September 30, 2005. Mr. Steel has sole voting and sole dispositive control over all of these shares.

(4)
Based on a Schedule 13G/A filed by the Harvey Sandler Revocable Trust with the SEC on April 6, 2006. The Harvey Sandler Revocable Trust has sole voting and sole dispositive control over all of these shares. Mr. Sandler is the sole trustee of the trust.

(5)
Includes 19,000 shares for which Mr. De Caro has sole voting power but in which he has no direct or indirect pecuniary interest.

(6)
Includes 3,200 shares held by Mr. Glucksman as Trustee for Roslyn Glucksman, Mr. Glucksman's wife; 1,000 shares owned solely by Roslyn Glucksman; 5,500 shares held by Mr. Glucksman as Trustee for Rayna Glucksman, Mr. Glucksman's daughter; 5,500 shares held by Mr. Glucksman as Trustee for Janna Glucksman, Mr. Glucksman's daughter; and 10,800 shares held as Trustee for other than immediate family members. Also includes 16,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days after August 15, 2006.

(7)
Includes 1,200 shares held in joint tenancy with Karen Intrieri, Mr. Intrieri's wife, and 651 shares owned solely by Karen Intrieri; 600 shares held by Michael J. Intrieri, Mr. Intrieri's son, and 1,500 shares owned jointly by father and son; and 600 shares held by Jason Intrieri, Mr. Intrieri's son, and 1,500 shares owned jointly by father and son. Also includes 10,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days after August 15, 2006.

(8)
Includes 84 shares held in joint tenancy with Regine Vantieghem, Mr. Wolford's wife, and 83 shares held in joint tenancy with Kathryn Rachel Wolford, Mr. Wolford's mother. Also includes 9,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days after August 15, 2006.

(9)
Includes 35,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days after August 15, 2006.

Management

Executive Officers and Directors

        The table below lists our executive officers and directors as of August 15, 2006:

Name	Age	Position
Angelo De Caro	63	Chairman and Chief Executive Officer of us; Chairman of the Bank
Charles F. Howell	57	President and Vice Chairman of us; President and Chief Executive Officer of the Bank
Robert F. O'Connell	57	Senior Executive Vice President, Chief Financial Officer and Director of us and the Bank
Philip W. Wolford	58	Chief Operating Officer, Secretary and Director of us and the Bank
Michael A. Capodanno	45	Senior Vice President and Controller of us and the Bank
John Kantzas	71	Executive Vice President and Cashier of the Bank
Martin G. Noble	57	Executive Vice President and Senior Lending Officer of the Bank
Marcus Zavattaro	41	Executive Vice President of the Bank
John J. Ferguson(1)(2)	66	Director of us and the Bank
Brian A. Fitzgerald(1)(2)	57	Director of us and the Bank
John A. Geoghegan(2)	64	Director of us and the Bank
L. Morris Glucksman(2)	58	Director of us and the Bank
Michael F. Intrieri(1)(2)	62	Director of us and the Bank

(1)
Member of the Audit Committee

(2)
Member of the Compensation Committee

        Angelo De Caro has served as our director since our organization in 1999 and as our Chairman since his election in 2001. He has also served as our Chief Executive Officer since 2001 and as President and Chief Executive Officer from 1999 to 2001. He has served as a director of the Bank since 1998, as Chairman of the Board of Directors of the Bank since September 2000, and as Chief Executive Officer of the Bank from June 1999 until October 2000. Mr. De Caro has been a private investor from 1996 to present. Mr. De Caro was a Senior Financial Officer of Goldman, Sachs & Co. from 1979 to 1986 and a General Partner of Goldman, Sachs & Co. from 1986 to 1996. In addition, he served on the Executive Committees of Goldman Sachs Swiss Private Bank and Goldman Sachs Trust Services.

        Charles F. Howell has served as our Vice Chairman since 2000 and as our President since 2001. He has also served as a director and President and Chief Executive Officer of the Bank since 2000. From 1998 to 2000, Mr. Howell was a director and President of Summit Bank Connecticut. He also served as Executive Vice President, Chief Operating Officer and a director of each of NSS Bank from 1994 to 1998, and NSS Bancorp from the date of formation in 1997 to 1998.

        Robert F. O'Connell has served as our director and Senior Executive Vice President and Chief Financial Officer since 2001 and as our Executive Vice President and Chief Financial Officer from 2000 to 2001. He has also served as a director and Senior Executive Vice President and Chief Financial

Officer of the Bank since 2001 and as Executive Vice President and Chief Financial Officer of the Bank from 2000 to 2001. From 1994 to 2000, Mr. O'Connell served as Senior Vice President and Chief Financial Officer of New Canaan Bank and Trust Company and Treasurer/Senior Financial Officer of its successor, Summit Bank, New Canaan, Connecticut.

        Philip W. Wolford has served as our Chief Operating Officer and Secretary since June 2000. He has also served as Chief Operating Officer and Secretary of the Bank since September 2000. Mr. Wolford was our President and Secretary from December 1999 until June 2000. He was President, Chief Executive Officer and Secretary of the Bank from September 1994 until June 1999 and President and Secretary of the Bank from August 1999 until September 2000. Mr. Wolford has served as our director since 1999 and a director of the Bank since 1994.

        Michael A. Capodanno has served as our Senior Vice President and Controller since April 2004. He has also served as Senior Vice President and Controller of the Bank since April 2004 and as Vice President and Controller of the Bank from 2001 to 2004.

        John Kantzas has served as Executive Vice President and Cashier of the Bank since 1994.

        Martin G. Noble has served as Executive Vice President and Senior Loan Officer of the Bank since February 1999. From 1996 to 1999, he served as Vice President and Manager—Risk Management for Cityscape Corporation, a mortgage banking company.

        Marcus Zavattaro has served as Executive Vice President of the Bank and the Sales Manager of mortgage brokerage activities since 2004. From 1999 to 2004, Mr. Zavattaro served as Executive Vice President of the Bank and President of the Pinnacle Financial Division of the Bank. From 1994 to 1999, he served as President of Pinnacle Financial Corp., a mortgage broker.

        John J. Ferguson has served as a director of us and the Bank since 2001. He is a Senior Partner of the law firm of Ferguson, Aufsesser, Hallowell & Wrynn, LLP of Greenwich, Connecticut.

        Brian A. Fitzgerald has served as a director of us and the Bank since 2005. He has also served as the Finance Director and Property Manager at Villa Maria Education Center in Stamford, Connecticut since 2001. From 1999 to 2001, Mr. Fitzgerald served as the Finance Director and Controller of Chromacol, a developer of consumables and accessories for chromatography. Mr. Fitzgerald was chairman of the audit committee of Summit Bank of Connecticut from 1999 to 2001, chairman of the audit committee of NSS Bancorp from 1997 to 1998, and chairman of the audit committee of NSS Bank from 1995 to 1997.

        John A. Geoghegan has served as a director of us since 1999 and a director of the Bank since 1998. He is the Resident Principal (Partner) of the law firm of Gellert & Klein, P.C., Purchase, New York and its predecessor firm. Previously, Mr. Geoghegan was a director of Barclays Bank, N.A. for over eighteen years.

        L. Morris Glucksman has served as a director of us since 1999 and a director of the Bank since 1993. Mr. Glucksman is a practicing attorney in Stamford, Connecticut. Mr. Glucksman is a former member of the City of Stamford Board of Representatives and is involved in numerous local civic and charitable organizations.

        Michael F. Intrieri has served as a director of us since 1999 and a director of the Bank since 1993. He is a facilitator in the Stamford, Connecticut Public School System. Mr. Intrieri holds an Ed.D. in education and counseling and is a licensed real estate broker.

Executive Compensation

Compensation of Directors

        Our directors who are also executive officers do not receive compensation for service on the board of directors or any of its committees. Non-employee directors of the Bank receive $500 for each board meeting in which they participate and $400 for each committee meeting in which they participate. In addition, non-employee directors who serve as the chair of a committee that meets at least four times in a year receive an additional $2,000 per year.

        Non-employee directors serving on the board receive an annual award of our common stock at each year's annual meeting valued at $5,000 based on the last reported sale price on the trading day immediately preceding the annual meeting. The award is prorated for directors serving for less than a full year.

Cash Compensation of Executive Officers

        The following table sets forth certain information with respect to the compensation of our Chief Executive Officer and our four most highly compensated executive officers during the year ended December 31, 2005 whose salary and bonus from Patriot earned for 2005 exceeded $100,000.

Long-Term Compensation Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	LTIP Payouts ($)	All Other Compensation $ (1)
Angelo De Caro Chairman and Chief Executive Officer of us and Chairman of the Bank	2005 2004 2003	154,350 127,846 77,885	82,338 54,323 77,004	— — —	— — —
Charles F. Howell President and Vice Chairman of us and President and Chief Executive Officer of the Bank	2005 2004 2003	243,000 227,308 188,134	82,338 54,323 77,004	394,823 101,770 54,925	6,300 6,150 3,032
Robert F. O'Connell Senior Executive Vice President and Chief Financial Officer of us and the Bank	2005 2004 2003	182,073 169,861 155,630	82,338 54,323 77,004	— — —	6,300 6,150 3,048
Marcus Zavattaro Executive Vice President of the Bank	2005 2004 2003	150,000 150,000 150,000	218,557 41,956 303,620	— — —	6,300 6,150 2,431
Martin G. Noble Executive Vice President of the Bank	2005 2004 2003	156,075 152,185 134,891	68,538 44,182 62,630	34,092 — —	6,300 6,150 1,507

(1)
The amounts in this column represent our contribution to the executive's account under our 401(k) plan.

Other Remuneration

        No perquisites or personal benefits for executive officers were awarded during 2005 that might be attributable to normal management or executive fringe benefits such as automobiles and country club membership.

Employment and Change of Control Agreements

        Patriot and the Bank entered into a three-year employment agreement with Charles F. Howell, dated October 23, 2003, pursuant to which Mr. Howell serves as President and Chief Executive Officer of the Bank and as President of Patriot until December 31, 2006. Mr. Howell's base salary was $225,000 for the first year, $240,000 for the second year and $260,000 for the third year. Mr. Howell is entitled to receive annual discretionary cash bonuses in amounts to be determined by the board of directors.

        If Mr. Howell's employment is terminated for cause (as defined in the agreement) or because of his death or disability, all unvested restricted stock awards and options will be forfeited. Mr. Howell was issued stock grants under his earlier employment contract and may participate in future option grants if made by us. In the event that Mr. Howell's employment terminates for any other reason, including termination following a change of control (as defined in the agreement), all restricted stock awards and options will vest immediately.

        In the event of the early termination of the agreement with Mr. Howell for any reason other than cause, he would be entitled to receive a lump sum payment equal to the greater of the aggregate salary payments that would be made to him for the remaining term of the agreement or 18 months of his stipulated base salary at the time of termination. In connection with a change of control (as defined in the agreement), in addition to immediate vesting of all restricted stock awards and options or cash payments in lieu thereof, Mr. Howell would be entitled to receive a lump sum cash payment equal to two times the greater of (i) Mr. Howell's then annual base salary; (ii) Mr. Howell's cash compensation from the Bank for services rendered for the last full calendar year immediately preceding the change of control; or (iii) Mr. Howell's average annual cash compensation for the two most recent taxable years ending before the date on which the change of control occurs.

        Patriot and the Bank entered into an employment agreement with Robert F. O'Connell, dated November 3, 2003, pursuant to which Mr. O'Connell serves as Chief Financial Officer and Senior Executive Vice President of the Bank until December 31, 2007. Mr. O'Connell's base salary is currently $200,000, subject to review and increase by the board of directors each year. If Mr. O'Connell's employment terminates without cause (as defined in the agreement), Mr. O'Connell would be entitled to a lump sum payment equal to the aggregate salary payments (based on the rate then in effect) for the balance of the employment period. If Mr. O'Connell's employment terminates without cause following a change of control, as defined in the agreement, he would be entitled to receive the greater of the amount described in the preceding sentence or the amount payable pursuant to his change of control agreement described below.

        The Bank also entered into a change of control agreement with Mr. O'Connell pursuant to which he would be entitled to receive a lump sum cash payment if a change of control, as defined in the agreement, occurs while he is a full-time officer of the Bank or within six months following termination of his employment other than for cause, as defined in the agreement, or by death or disability. The amount of the payment would be equal to the greater of (i) two times the then current year's base salary or (ii) two times Mr. O'Connell's total compensation, including salary and any cash incentive compensation from the Bank for the last full calendar year preceding the change of control. The change of control agreement was amended in March 2006 to clarify the payments to which Mr. O'Connell is entitled to receive.

        The Bank entered into an employment agreement, dated January 1, 2006, with Marcus Zavattaro pursuant to which Mr. Zavattaro serves as Executive Vice President of the Bank and Sales Manager of mortgage brokerage activities until December 31, 2006. Mr. Zavattaro is entitled to receive a minimum base salary of $180,000 and commissions depending upon the amount of the fee income he generates from mortgage transactions as well as additional compensation based upon the revenue generated by his direct reports.

        The Bank has also entered into a change of control agreement with Martin G. Noble pursuant to which he would be entitled to receive a lump sum cash payment equal to his annual base salary if a change of control, as defined in the agreement, occurs while he is a full-time officer of the Bank or within six months following termination of his employment other than for cause, as defined in the agreement, or by death or disability.

        Exercise of rights under a change of control agreement by any executive officer will not result in adverse tax consequences to us under Section 280G of the Internal Revenue Code of 1986, as amended.

Options and Stock Appreciation Rights

        During 2005, we did not grant stock options or stock appreciation rights to any of the named executive officers.

        In 2001, we adopted the Patriot National Bancorp, Inc. 2001 Stock Appreciation Rights Plan. Under the terms of the plan, we may grant stock appreciation rights, or SARs, to our officers that entitle them to receive upon exercise, in cash or shares of common stock, the appreciation in the value of the common stock from the date of grant. Each award vests at the rate of 20% per year from the date of grant. Any unexercised rights will expire ten years from the date of grant. As of August 15, 2006, there were 12,000 SARs issued and outstanding.

        In connection with our holding company reorganization in 1999, we adopted the Bank's stock option plan. Under this plan, an aggregate of 110,000 shares were available for issuance thereunder, all of which have been awarded. As of August 15, 2006, options to purchase 65,000 shares remained unexercised. There are no shares available for future grant under this plan.

        The following table sets forth information as to options exercised by the named executive officers during 2005 and the values of options and stock appreciation rights as of December 31, 2005.

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SAR's at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at FY- End ($) Exercisable/ Unexercisable
Angelo DeCaro	—	—	—	—
Charles F. Howell	—	—	7,500/7,500	80,575/71,525
Robert F. O'Connell	—	—	4,800/1,200	58,608/14,652
Marcus Zavattaro	—	—	—	—
Martin G. Noble	—	—	1,200/1,200	14,652/14,652

Securities Authorized for Issuance under Equity Compensation Plans

        The following table presents information as of December 31, 2005 for our equity compensation plans.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans
approved by shareholders	73,000(1)	$10.13	—
Equity compensation plans not
approved by shareholders	—	—	—
Total	73,000(1)	$10.13	—

(1)
Options to purchase an additional 8,000 shares of our common stock an an exercise price of $10.13 per share were exercised after December 31, 2005.

Transactions with Management and Others

        In the ordinary course of business, the Bank has made loans to officers and directors (including loans to members of their immediate families and loans to companies of which a director owns 10% or more). The total amount of loans to officers and directors outstanding as of December 31, 2005 was $153,394. In the opinion of management, all of such loans were made in the ordinary course of business of the Bank on substantially the same terms, including interest rates and collateral requirements, as those then prevailing for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features. Each of these loans is current and performing in accordance with its respective terms.

        We have entered into two lease agreements with one of our directors, L. Morris Glucksman, Esq., for approximately 1,100 square feet of space in the building at 900 Bedford Street and 150 square feet of space in our building at 838 High Ridge Road, each at per square foot rental rates not to exceed the rental rates paid by us. The Bedford Street lease has expired but Mr. Glucksman continues to occupy the space on a month-to-month basis at the same rent. The High Ridge Road agreement is revocable at any time.

Description of Capital Stock

General

        Our authorized capital stock currently consists of 60,000,000 shares of common stock, par value $2.00 per share, and 1,000,000 shares of preferred stock, no par value per share. On August 15, 2006, a total of 3,239,494 shares of common stock were outstanding and an additional 65,000 shares were reserved for issuance upon exercise of outstanding stock options. There are no shares of preferred stock outstanding. As of August 15, 2006, we had approximately 670 shareholders of record.

        The following summary of certain provisions of our common and preferred stock does not purport to be complete. You should refer to our restated certificate of incorporation and our by-laws, both of which are included as exhibits to the registration statement we have filed with the SEC in connection with this offering. The summary below is also qualified by provisions of applicable law.

Common Stock

        Holders of common stock are entitled to one vote per share on matters on which our shareholders vote. Holders have cumulative voting rights in all elections of directors. Holders of common stock are entitled to receive dividends, if declared by our board of directors, out of funds that we may legally use to pay dividends. See the section of this prospectus entitled "Market Price of Common Stock and Dividend Policy" for further information. If we liquidate or dissolve, holders of common stock are entitled to share ratably in our assets once our debts and liabilities (including all deposits in the Bank and interest accrued thereon) and any liquidation preference owed to any holders of then-outstanding preferred stock are paid. No shares of preferred stock will be outstanding immediately after the closing of this offering. The common stock represents nonwithdrawable capital and will not be an account that is insurable by the FDIC. All common stock that is outstanding as of the date of this prospectus, as well as all shares we are selling in this offering, upon issuance and sale, will be fully-paid and nonassessable.

Preferred Stock

        Our board of directors is currently authorized to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the rights of each series. These rights may include dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, sinking fund terms, and the number of shares that constitute any series. The board of directors may exercise this authority subject to certain regulatory approvals, but without any further action by our shareholders.

        We believe the power to issue preferred stock will provide our board of directors with flexibility in connection with certain possible corporate transactions. The issuance of preferred stock, however, could adversely affect the voting power of holders of our common stock, restrict their rights to receive payment upon liquidation, and have the effect of delaying, deferring, or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Stock Options

        At the closing of our holding company reorganization in 1999, a total of 110,000 options to purchase shares of the Bank's common stock were automatically converted into options to purchase 110,000 shares of our common stock at a weighted average exercise price of $10.13 per share, subject to adjustment in the event of a stock split, stock dividend, combination, or similar transaction. Options to purchase an aggregate of 65,000 remained outstanding as of August 15, 2006. These options will expire on August 12, 2009.

Anti-Takeover Measures

  Connecticut Law

        The laws of the State of Connecticut, where we are incorporated, impose restrictions on certain transactions between certain domestic corporations and significant shareholders. Section 33-844 of the Connecticut Business Corporation Act prohibits certain publicly-held domestic corporations that are based in Connecticut from engaging in a "business combination" (including the issuance of equity securities which have an aggregate market value of 5% or more of the total market value of the outstanding shares of the company) with an "interested shareholder" as defined in the Connecticut Business Corporation Act for a period of five years from the date of the shareholder's purchase of stock, unless approved in a prescribed manner. The application of this statute could prevent a change of control. Generally, approval is required by the board of directors, by 80% of the outstanding voting shares and two-thirds of the voting power of the outstanding shares of the voting stock other than shares held by the interested shareholder. These provisions may have the effect of deterring hostile takeovers or delaying changes in control, which could depress the market price of our common stock and deprive shareholders of opportunities to realize a premium on shares of common stock held by them.

  Charter and By-law Provisions

        In addition to the board of directors' ability to issue shares of preferred stock, our certificate of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. The following description is a summary of the provisions of the certificate of incorporation and bylaws.

  •
  Our bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election as directors;

  •
  Our by-laws include a provision prohibiting shareholder action by written consent; and

  •
  Under the certificate of incorporation and by-laws, our board of directors may enlarge the size of the board and fill the vacancies.

Rights Plan

        On April 15, 2004, our board adopted a shareholder rights plan that could make it more difficult for a person to acquire a controlling interest in us. Under the shareholder rights plan, a dividend of one common stock purchase right was distributed on each outstanding share of our common stock. Each right entitles a shareholder to buy 8.152 shares of our common stock at a price of $60, subject to adjustment. The rights remain attached to the common stock until they become exercisable upon certain triggering events, including the acquisition of more than 15% of our common stock by any person or the commencement of a tender offer or exchange offer for our common stock. Angelo De Caro, our Chairman, is not considered an "Acquiring Person" (as defined in the rights plan) for the purposes of the rights plan. We will be entitled to redeem the rights at $0.001 per right at any time before the trigger date. The rights expire after ten years, unless the holders exercise them, or we redeem or exchange them, before that date.

Regulatory Restrictions

        The Federal Change in Bank Control Act provides that no person, acting directly or indirectly or together with one or more other persons, may acquire control of a bank holding company, unless the Federal Reserve Board has been given 60 days prior written notice. Control means acquiring the ownership, control, or the power to vote 25% or more of any class of a bank holding company's voting stock. A person means an individual, corporation, partnership, and certain other entities. An acquiring person is presumed to acquire control if the person acquires the ownership, control or the power to vote 10% or more of any class of the holding company's voting stock if (a) the bank holding company's shares are registered under Section 12 of the Securities and Exchange Act of 1934, or 1934 Act, or (b) no other person will own, control or hold the power to vote a greater percentage of that class of voting securities. Accordingly, the prior approval of the Federal Reserve Board would be required before any person could acquire 10% or more of our common stock.

        The Federal Reserve Board may prohibit an acquisition of control if:

  •
  It would result in a monopoly or substantially lessen competition;

  •
  The financial condition of the acquiring person might jeopardize the financial stability of the institution; or

  •
  The competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

        The BHCA provides that a company may not acquire control of a bank, directly or indirectly, without the prior approval of the Federal Reserve Board. Any company that acquires control of a bank becomes a "bank holding company" subject to registration, examination and regulation by the Federal Reserve Board. Under federal regulations, the term "company" is defined to include banks, corporations, partnerships, associations, and certain trusts and other entities. "Control" is deemed to exist if a company has voting control, directly or indirectly, of at least 25% of any class of a bank's voting stock. Control may be found to exist if a company controls in any manner the election of a majority of the directors of the bank or has the power to exercise a controlling influence over the management or policies of the bank. In addition, a bank holding company must obtain Federal Reserve Board approval prior to acquiring voting control of more than 5% of any class of voting stock of a bank or another bank holding company.

        An acquisition of control of a bank that requires the prior approval of the Federal Reserve Board under the BHCA is not subject to the notice requirements of the Change in Bank Control Act. Accordingly, the prior approval of the Federal Reserve Board under the BHCA would be required (a) before any bank holding company could acquire 5% or more of our common stock and (b) before any other company could acquire 25% or more of our common stock.

Underwriting

        The underwriter for this offering is Sandler O'Neill & Partners, L.P. Subject to the terms and conditions contained in the underwriting agreement between us and the underwriter, the underwriter has agreed to purchase from us, and we have agreed to sell to the underwriter, 1,100,000 shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

        The underwriting agreement provides that the underwriter's obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the representations and warranties made by us to the underwriter are true and agreements have been performed;

  •
  there is no material adverse change in the financial markets or in our business; and

  •
  we deliver customary closing documents to the underwriter.

        Subject to these conditions, the underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriter is not obligated to take or pay for the shares of our common stock covered by the underwriter's over-allotment option described below, unless and until this option is exercised.

        Our common stock is listed on the NASDAQ Capital Market under the symbol "PNBK." We have applied to have our common stock listed on the NASDAQ Global Market under the symbol "PNBK."

        Over-Allotment Option.    We have granted the underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 165,000 additional shares of common stock at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of our common stock offered by this prospectus.

        Commissions and Expenses.    The underwriter proposes to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $            per share. The underwriter may allow, and the dealers may reallow, a concession not in excess of $                              per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriter may change the offering price, concessions and other selling terms.

        The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional shares of our common stock.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$
Underwriting discount payable by us(1)	$
Proceeds to us before expenses	$

(1)
Certain of our executive officers and directors and an advisor to our chairman have indicated an intention to purchase at least $3 million of the shares to be sold in this offering at the public offering price. The underwriting discount for shares sold to our executive officers, directors, employees and advisors to our chairman will be 2% of the aggregate purchase price, up to an aggregate of $10 million, while the underwriting discount for all other shares sold in this offering will be 6% of the aggregate purchase price.

        We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $725,000 and are payable by us.

        Indemnity.    We have agreed to indemnify the underwriter, and persons who control the underwriter, against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.

        Lock-Up Agreement.    We, each of our directors and executive officers and Mr. Opatrny have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock or securities convertible into, exchangeable or exercisable for any shares of common stock or warrants or other rights to purchase our common stock or other similar securities, other than pursuant to employee stock option plans existing on the date of this prospectus, without, in each case, the prior written consent of Sandler O'Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transactions or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise. It is anticipated that a waiver will be granted to one of our officers to sell approximately             shares of common stock currently owned by him in the open market during the lock-up period.

        The 180-day restricted period described above will be automatically extended if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restricted period will continue to apply until the expiration of the 18-day period beginning on the date on which the earnings release is issued or the material news or material event related to us occurs.

        Determining the Public Offering Price.    Due in part to our common stock being thinly traded on the NASDAQ Capital Market, the last reported sale price of our common stock, which was $28.50 per share on August 21, 2006, may not accurately reflect its value in a more liquid and efficient market. By comparison, the weighted average closing sale price for our common stock from September 21, 2005, the closing date of our 2005 Rights Offering, to August 21, 2006 was $22.62. It is likely that the public offering price of our common stock to be sold in this offering will be less than the last reported sale price on the NASDAQ Capital Market. The public offering price will be determined by negotiation between us and our underwriter. The principal factors that will be considered in determining the public offering price will include the recent market price of our common stock, our financial position and prospects for growth and profitability, general market and economic conditions, and the market valuations of similar publicly traded bank holding companies.

        None of the factors described above will be assigned any particular weight. Rather, these factors, along with market valuations and the financial performance of other publicly traded bank holding companies, will be considered as a totality in our negotiation with the underwriter to determine our public offering price.

        Stabilization.    In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

  •
  Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  •
  Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

        Passive Market Making.    In connection with this offering, the underwriter and selected dealers, if any, who are qualified market makers on the NASDAQ Global National Market, may engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

        Our Relationship with the Underwriter.    The underwriter and some of its respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services.

        Offer Conditions.    Our common stock is being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions. The underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

        Reserved Shares.    At our request, the underwriter has reserved up to $10 million of shares of our common stock for sale to our executive officers, directors and employees and advisors to our chairman. Of this amount, our executive officers, directors and one advisor to our chairman have indicated an intention to purchase at least $3 million of shares of our common stock. Any reserved shares that are not purchased may be reallocated to other persons for whom these shares are reserved, or they may be sold to the general public. The number of shares available for sale to the general public will be reduced if these persons purchase the reserved shares. Purchases of the reserved shares will be made on the same terms and conditions as purchases made by persons unrelated to us.

Transfer Agent and Registrar

        The Registrar and Transfer Company, Cranford, New Jersey acts as the transfer agent and registrar for our common stock.

Legal Matters

        The validity of the shares of common stock offered hereby will be passed upon for us by Tyler Cooper & Alcorn, LLP, Hartford, Connecticut. Certain legal matters regarding the offering will be passed upon for Sandler O'Neill & Partners, L.P. by Patton Boggs LLP, Washington, D.C.

Experts

        The consolidated financial statements appearing in this prospectus and the registration statement on Form S-1 have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their report appearing elsewhere herein and are included in reliance on such report upon the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

        We are subject to the informational requirements of the 1934 Act, and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, to register the common stock to be sold in the offering. The registration statement, including the exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus. You may read and copy the registration statement at the SEC's public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the SEC's public reference rooms. The registration statement also is available to the public from commercial document retrieval services and at the Internet World Wide Website maintained by the SEC at "http://www.sec.gov."

        "Patriot" and the corresponding logo are our trademarks.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Patriot National Bancorp, Inc. and Subsidiary
Stamford, Connecticut

        We have audited the accompanying consolidated balance sheets of Patriot National Bancorp, Inc. and Subsidiary (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patriot National Bancorp, Inc. and Subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey & Pullen, LLP

New Haven, Connecticut
March 8, 2006

McGladrey & Pullen, LLP is a member firm of RSM International, an affiliation of separate and independent legal entities.

PATRIOT NATIONAL BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

	2005	2004
ASSETS
Cash and due from banks (Note 2):
Noninterest bearing deposits and cash	$7,180,391	$6,641,533
Interest bearing deposits	40,186	28,876
Federal funds sold	6,500,000	37,500,000
Short-term investments	2,247,028	11,460,057

Cash and cash equivalents	15,967,605	55,630,466
Available for sale securities (at fair value) (Note 3)	78,672,068	76,269,475
Federal Reserve Bank stock	1,022,300	692,600
Federal Home Loan Bank stock (Note 7)	1,296,700	1,296,700
Loans receivable (net of allowance for loan losses: 2005 $4,588,335; 2004 $3,481,525) (Note 4)	364,243,777	263,874,820
Accrued interest and dividends receivable	2,445,417	1,758,339
Premises and equipment, net (Notes 5 and 8)	2,474,153	2,132,633
Deferred tax asset (Note 9)	2,675,595	1,677,042
Goodwill (Note 10)	930,091	930,091
Other assets (Note 7)	913,456	784,789

Total assets	$470,641,162	$405,046,955

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits (Note 6):
Noninterest bearing deposits	$48,797,389	$42,584,120
Interest bearing deposits	370,277,899	324,421,205

Total deposits	419,075,288	367,005,325
Federal Home Loan Bank borrowings (Note 7)	9,000,000	8,000,000
Junior subordinated debt owed to unconsolidated trust (Note 7)	8,248,000	8,248,000
Accrued expenses and other liabilities	2,943,259	2,037,196

Total liabilities	439,266,547	385,290,521

Commitments and Contingencies (Notes 7, 8, 11 and 13)
Shareholders' equity (Notes 11 and 14)
Preferred stock, no par value; 1,000,000 shares authorized, no shares issued	—	—
Common stock, $2 par value: 30,000,000 shares authorized; shares issued and outstanding: 2005 3,230,649; 2004 2,486,391	6,461,298	4,972,782
Additional paid-in capital	21,709,224	11,830,173
Retained earnings	4,308,242	3,346,718
Accumulated other comprehensive loss—net unrealized loss on available for sale securities, net of taxes	(1,104,149)	(393,239)

Total shareholders' equity	31,374,615	19,756,434

Total liabilities and shareholders' equity	$470,641,162	$405,046,955

See Notes to Consolidated Financial Statements.

PATRIOT NATIONAL BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Interest and Dividend Income
Interest and fees on loans	$21,561,121	$15,631,838	$12,782,457
Interest on investment securities	2,750,205	2,496,065	2,022,490
Dividends on investment securities	510,657	358,012	311,567
Interest on Federal funds sold	315,942	189,485	96,693
Other interest income	10,776	2,851	1,495

Total interest and dividend income	25,148,701	18,678,251	15,214,702

Interest Expense
Interest on deposits (Note 6)	9,366,563	6,213,732	4,861,152
Interest on Federal Home Loan Bank borrowings	374,315	371,699	327,020
Interest on subordinated debt	527,435	380,194	270,610
Interest on other borrowings	1,312	42,883	129,473

Total interest expense	10,269,625	7,008,508	5,588,255

Net interest income	14,879,076	11,669,743	9,626,447
Provision for Loan Losses (Note 4)	1,110,000	556,000	563,000

Net interest income after provision for loan losses	13,769,076	11,113,743	9,063,447

Noninterest Income
Mortgage brokerage referral fees	2,104,065	1,717,756	3,356,470
Loan origination and processing fees	402,723	408,152	668,410
Fees and service charges	561,651	465,018	378,415
Gain on sale of investment securities	—	—	307,739
Other income	160,598	111,278	102,706

Total noninterest income	3,229,037	2,702,204	4,813,740

Noninterest Expenses
Salaries and benefits (Notes 8 and 12)	8,997,255	7,544,055	7,574,532
Occupancy and equipment expense, net	2,082,593	1,707,769	1,311,038
Data processing and other outside services	1,147,378	802,536	690,168
Advertising and promotional expenses	420,222	369,638	332,852
Professional services	419,921	386,110	301,016
Loan administration and processing expenses	190,139	209,283	404,231
Other operating expenses	1,376,979	1,237,159	1,045,630

Total noninterest expenses	14,634,487	12,256,550	11,659,467

Income before income taxes	2,363,626	1,559,397	2,217,720
Provision for Income Taxes (Note 9)	957,000	633,000	877,000

Net income	$1,406,626	$926,397	$1,340,720

Basic income per share (Note 11)	$0.52	$0.38	$0.56

Diluted income per share (Note 11)	$0.51	$0.37	$0.55

Dividends per share	$0.155	$0.135	$0.115

See Notes to Consolidated Financial Statements.

PATRIOT NATIONAL BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended December 31, 2005, 2004 and 2003

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2002	2,400,525	$4,801,050	$11,484,649	$1,688,158	$571,098	$18,544,955
Comprehensive income
Net income	—	—	—	1,340,720	—	1,340,720
Unrealized holding loss on available for sale securities, net of taxes (Note 16)	—	—	—	—	(879,977)	(879,977)

Total comprehensive income						460,743

Dividends	—	—	—	(276,337)	—	(276,337)
Issuance of capital stock	8,082	16,164	34,388	—	—	50,552

Balance at December 31, 2003	2,408,607	4,817,214	11,519,037	2,752,541	(308,879)	18,779,913

Comprehensive income
Net income	—	—	—	926,397	—	926,397
Unrealized holding loss on available for sale securities, net of taxes (Note 16)	—	—	—	—	(84,360)	(84,360)

Total comprehensive income						842,037

Dividends	—	—	—	(332,220)	—	(332,220)
Issuance of capital stock	77,784	155,568	311,136	—	—	466,704

Balance at December 31, 2004	2,486,391	4,972,782	11,830,173	3,346,718	(393,239)	19,756,434

Comprehensive income
Net income	—	—	—	1,406,626	—	1,406,626
Unrealized holding loss on available for sale securities, net of taxes (Note 16)	—	—	—	—	(710,910)	(710,910)

Total comprehensive income						695,716

Dividends	—	—	—	(445,102)	—	(445,102)
Issuance of capital stock (Note 11)	744,258	1,488,516	9,879,051	—	—	11,367,567

Balance, December 31, 2005	3,230,649	$6,461,298	$21,709,224	$4,308,242	$(1,104,149)	$31,374,615

See Notes to Consolidated Financial Statements.

PATRIOT NATIONAL BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash Flows from Operating Activities
Net income	$1,406,626	$926,397	$1,340,720
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and accretion of investment premiums and discounts, net	394,827	500,847	593,490
Provision for loan losses	1,110,000	556,000	563,000
Gain on sales of investment securities	—	—	(307,739)
Depreciation and amortization of premises and equipment	604,399	536,029	417,377
Loss on disposal of bank premises and equipment	—	3,804	2,037
Deferred income taxes	(562,833)	(101,212)	(230,089)
Change in assets and liabilities:
Increase in deferred loan fees	17,048	235,734	270,013
Increase in accrued interest and dividends receivable	(687,078)	(287,717)	(159,169)
(Increase) decrease in other assets	(128,667)	132,592	31,555
Increase (decrease) in accrued expenses and other liabilities	863,861	(373,139)	635,461

Net cash provided by operating activities	3,018,183	2,129,335	3,156,656

Cash Flows from Investing Activities
Purchases of available for sale securities	(28,208,359)	(16,020,313)	(71,907,123)
Proceeds from sales of available for sale securities	—	—	7,094,321
Proceeds from maturities of available for sale securities	3,000,000	6,000,000	8,200,000
Principal repayments on available for sale securities	21,264,308	23,676,009	24,964,017
Purchase of Federal Reserve Bank stock	(329,700)	(1,450)	(210,100)
Purchase of Federal Home Loan Bank stock	—	(219,400)	(456,000)
Net increase in loans	(101,496,005)	(50,246,026)	(44,458,602)
Purchases of premises and equipment	(945,919)	(1,251,368)	(1,058,215)
Proceeds from sale of bank premises and equipment	—	—	6,900
Investment in trust (Note 7)	—	—	(248,000)

Net cash used in investing activities	(106,715,675)	(38,062,548)	(78,072,802)

Cash Flows from Financing Activities
Net (decrease) increase in demand, savings and money market deposits	(11,884,273)	17,330,022	14,596,528
Net increase in time certificates of deposit	63,954,236	59,683,121	57,484,394
Decrease in securities sold under repurchase agreements	—	(5,700,000)	—
Proceeds from FHLB borrowings	46,001,000	17,000,000	16,000,000
Principal repayments of FHLB borrowings	(45,001,000)	(26,000,000)	(3,000,000)
Proceeds from issuance of subordinated debt	—	—	8,248,000
Debt issuance costs	—	—	(240,000)
Decrease in other borrowings	—	(353,385)	(239,290)
Proceeds from issuance of common stock	11,367,567	466,704	50,552
Dividends paid on common stock	(402,899)	(317,454)	(264,092)

Net cash provided by financing activities	64,034,631	62,109,008	92,636,092

Net (decrease) increase in cash and cash equivalents	(39,662,861)	26,175,795	17,719,946
Cash and cash equivalents
Beginning	55,630,466	29,454,671	11,734,725

Ending	$15,967,605	$55,630,466	$29,454,671

Supplemental Disclosures of Cash Flow Information
Cash paid for:
Interest	$10,265,152	$7,020,278	$5,569,011

Income taxes	$1,234,761	$850,970	$1,102,971

Supplemental Disclosure of Noncash Investing and Financing Activities
Unrealized holding losses on available for sale securities arising during the period	$(1,146,631)	$(136,065)	$(1,419,317)

Accrued dividends declared on common stock	$129,226	$87,024	$72,258

See Notes to Consolidated Financial Statements.

PATRIOT NATIONAL BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 1.    Nature of Operations and Summary of Significant Accounting Policies

        Patriot National Bancorp, Inc. (the "Company"), a Connecticut corporation, is a bank holding company that was organized in 1999. On December 1, 1999, all the issued and outstanding shares of Patriot National Bank (the "Bank") were converted into Company common stock and the Bank became a wholly owned subsidiary of the Company. The Bank is a nationally chartered commercial bank whose deposits are insured under the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation. The Bank provides a full range of banking services to commercial and consumer customers through its main office in Stamford, Connecticut, and nine branch offices in Fairfield County, Connecticut. The Bank's customers are concentrated in Fairfield County, Connecticut and Westchester County, New York. The Bank also conducts mortgage brokerage operations through offices in Connecticut and New York through its Residential Lending Group.

        On March 11, 2003, the Company formed Patriot National Statutory Trust I (the "Trust") for the purpose of issuing trust preferred securities and investing the proceeds in subordinated debentures issued by the Company, and on March 26, 2003, the first series of trust preferred securities were issued. In accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities," ("FIN 46R") the Trust is not included in the Company's consolidated financial statement.

        The following is a summary of the Company's significant accounting policies:

Significant group concentrations of credit risk

        Most of the Company's activities are with customers located within Fairfield County, Connecticut and Westchester County, New York. Note 3 discusses the types of securities in which the Company invests. Note 4 discusses the types of lending in which the Company engages. The Company does not have any significant concentrations to any one industry or customer.

Principles of consolidation and basis of financial statement presentation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank, and the Bank's wholly owned subsidiary, PinPat Acquisition Corporation (currently inactive); and have been prepared in accordance with accounting principles generally accepted in the United States of America and general practices within the banking industry. All significant intercompany balances and transactions have been eliminated. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, as of the balance sheet date and reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the evaluation of goodwill for impairment.

Cash and cash equivalents

        Cash and due from banks, Federal funds sold and short-term investments are recognized as cash equivalents in the consolidated financial statements. Federal funds sold generally mature in one day. For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from loans and deposits are reported net. The Company maintains amounts due from banks and Federal funds sold which, at times, may exceed Federally insured limits. The Company has not experienced any losses from such concentrations. The short-term investment represents an investment in a money market mutual fund of a single issuer.

Investments in debt and marketable equity securities

        Management determines the appropriate classification of securities at the date individual investment securities are acquired, and the appropriateness of such classification is reassessed at each balance sheet date.

        Debt securities, if any, that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and are recorded at amortized cost. "Trading" securities, if any, are carried at fair value with unrealized gains and losses recognized in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of taxes.

        Purchase premiums and discounts are recognized in interest income using the interest method over the lives of the securities. Declines in the fair value of available for sale and held to maturity securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

        The sale of a held to maturity security within three months of its maturity date or after collection of at least 85% of the principal outstanding at the time the security was acquired is considered a maturity for purposes of classification and disclosure.

Loans held for sale

        Loans held for sale are those loans the Company has the intent to sell in the foreseeable future, and are carried at the lower of aggregate cost or market value. Gains and losses on sales of loans are recognized at the trade dates, and are determined by the difference between the sales proceeds and the carrying value of the loans. Loans are sold with servicing released.

Loans receivable

        Loans receivable are stated at their current unpaid principal balances and are net of the allowance for loan losses, net deferred loan origination fees and purchased loan premiums and discounts. The Company has the ability and intent to hold its loans for the foreseeable future or until maturity or payoff.

        Management considers all nonaccrual loans and restructured loans to be impaired. In most cases, loan payments that are past due less than 90 days, based on contractual terms, are considered minor collection delays, and the related loans are not considered to be impaired. The Company considers consumer installment loans to be pools of smaller balance homogeneous loans, which are collectively evaluated for impairment.

        A loan is classified as a restructured loan when certain concessions have been made to the original contractual terms, such as reductions in interest rates or deferral of interest or principal payments, due to the borrower's financial condition.

        Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are recorded as adjustments to the allowance for loan losses. A loan is impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

Allowance for loan losses

        The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

        The allowance consists of specific, general and unallocated components. The specific component relates to loans that are considered impaired. For impaired loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. A risk rating system is utilized to measure the general component of the allowance for loan losses. Under this system, each loan is assigned a risk rating between one and nine, which has a corresponding loan loss factor assigned, with a rating of "one" being the least risk and a rating of "nine" reflecting the most risk or a complete loss. Risk ratings are assigned based upon the recommendations of the credit analyst and the originating loan officer and confirmed by the loan committee at the initiation of the transactions and are reviewed and changed, when necessary, during the life of the loan. Loan loss reserve factors are multiplied against the balances in each risk rating category to arrive at the appropriate level for the allowance for loan losses. Loans assigned a risk rating of "six" or above are monitored more closely by the credit administration officers and loan committee.

        The unallocated portion of the allowance reflects management's estimate of probable but undetected losses inherent in the portfolio; such estimates are influenced by uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors.

        The Company's real estate loans are collateralized by real estate located principally in Fairfield County, Connecticut and Westchester County, New York, and accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in regional real estate market conditions.

Interest and fees on loans

        Interest on loans is accrued and included in operating income based on contractual rates applied to principal amounts outstanding. The accrual of interest income is discontinued whenever reasonable doubt exists as to its collectibility and generally is discontinued when loans are past due 90 days, based on contractual terms, as to either principal or interest. When the accrual of interest income is discontinued, all previously accrued and uncollected interest is reversed against interest income. The accrual of interest on loans past due 90 days or more, including impaired loans, may be continued if the loan is well secured, and it is believed all principal and accrued interest income due on the loan will be realized, and the loan is in the process of collection. A nonaccrual loan is restored to an accrual status when it is no longer delinquent and collectibility of interest and principal is no longer in doubt. Interest collected on nonaccrual loans and impaired loans is recognized only to the extent cash payments are received, and may be recorded as a reduction to principal if the collectibility of all loan principal is unlikely.

        Loan origination fees and direct loan origination costs are deferred and amortized as an adjustment to the loan's yield, generally over the contractual life of the loan, utilizing the interest method.

Loan brokerage activities

        The Company receives loan brokerage fees for soliciting and processing conventional loan applications on behalf of permanent investors. Brokerage fee income is recognized upon closing of loans for permanent investors.

Transfers of financial assets

        Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right to pledge or exchange the transferred assets and no condition both constrains the transferee from taking advantage of that right and provides more than a trivial benefit for the transferor, and (3) the transferor does not maintain effective control over the transferred assets through either (a) an agreement that both entitles and obligates the transferor to repurchase or redeem the assets before maturity or (b) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Other real estate owned

        Other real estate owned, if any, consists of properties acquired through, or in lieu of, loan foreclosure or other proceedings and is initially recorded at fair value at the date of foreclosure, which establishes a new cost basis. After foreclosure, the properties are held for sale and are carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of acquisition is charged to the allowance for loan losses. Properties are evaluated regularly to ensure the recorded amounts are supported by current fair values, and valuation allowances are recorded as necessary to reduce the carrying amount to fair value less estimated cost of disposal. Revenue and expense from the operation of other real estate owned and valuation allowances are included in operations. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the collateral. Gains or losses are included in operations upon disposal.

Premises and equipment

        Premises and equipment are stated at cost for purchased assets, and at the lower of fair value or the net present value of the minimum lease payments required over the term of the lease for assets under capital leases, net of accumulated depreciation and amortization. Leasehold improvements are capitalized and amortized over the shorter of the terms of the related leases or the estimated economic lives of the improvements. Depreciation is charged to operations using the straight-line method over the estimated useful lives of the related assets which range from three to ten years. Amortization of premises under capital leases is charged to operations using the straight-line method over the life of the lease. Gains and losses on dispositions are recognized upon realization. Maintenance and repairs are expensed as incurred and improvements are capitalized.

Impairment of assets

        Long-lived assets, which are held and used by the Company, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment is indicated by that review, the asset is written down to its estimated fair value through a charge to noninterest expense.

Goodwill

        Goodwill represents the cost in excess of net assets of businesses acquired and is tested for impairment annually, or more frequently under prescribed conditions.

Income taxes

        The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Related party transactions

        Directors and officers of the Company and the Bank and their affiliates have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future. Management believes that all deposit accounts, loans, services and commitments comprising such transactions were made in the ordinary course of business, and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers who are not directors or officers. In the opinion of management, the transactions with related parties did not involve more than normal risks of collectibility or favored treatment or terms, or present other unfavorable features. Note 15 contains details regarding related party transactions.

Earnings per share

        Basic earnings per share represents income available to common stockholders and is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share reflects additional common shares that would have been outstanding if potential dilutive common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and warrants, and are determined using the treasury stock method.

Stock compensation plans

        Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan, and stock warrants issued, have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, provides pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. There is no proforma disclosure required for 2005 and 2004, because no compensation cost related to stock options and warrants was attributed to those periods. See "Recent Accounting Pronouncements" below for developments regarding accounting for stock compensation plans.

Comprehensive income

        Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the shareholders' equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income.

Fair values of financial instruments

        The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

  Cash and due from banks, federal funds sold, short-term investments and accrued interest and dividends receivable

        The carrying amount is a reasonable estimate of fair value.

  Securities

  Fair values, excluding restricted Federal Reserve Bank stock and Federal Home Loan Bank stock, are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying values of the Federal Reserve Bank stock and Federal Home Loan Bank stock approximate fair value based on the redemption provisions of the related stock.

  Loans receivable

  For variable rate loans which reprice frequently, and have no significant changes in credit risk, fair value is based on the loans' carrying value. The fair value of fixed rate loans is estimated by discounting the future cash flows using the year end rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

  Deposits

  The fair value of demand deposits, regular savings and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit and other time deposits is estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits of similar remaining maturities to a schedule of aggregated expected maturities on such deposits.

  Borrowings

  For variable rate borrowings which reprice frequently, and short-term borrowings, fair value is based on carrying value. The fair value of fixed rate borrowings is estimated by discounting the future cash flows using current interest rates for similar available borrowings with the same remaining maturities.

  Off-balance-sheet instruments

  Fair values for the Company's off-balance-sheet instruments (lending commitments and standby letters of credit) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Recent accounting pronouncements

        In December 2003, the Accounting Standards Executive Committee of the AICPA issued Statement of Position No. 03-3 ("SOP 03-3"), "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 addresses the accounting for differences between contractual cash flows and the cash flows expected to be collected from purchased loans or debt securities if those differences are attributable, in part, to credit quality. SOP 03-3 requires purchased loans and debt securities to be recorded initially at fair value based on the present value of the cash flows expected to be collected with no carryover of any valuation allowance previously recognized by the seller. Interest income should be recognized based on the effective yield from the cash flows expected to be collected. To the extent that the purchased loans or debt securities experience subsequent deterioration in credit quality, a valuation allowance would be established for any additional cash flows that are not expected to be received. However, if subsequently more cash flows are expected to be received than originally estimated, the effective yield would be adjusted on a prospective basis. SOP 03-3 was effective for loans and debt securities acquired after December 31, 2004. This Statement had no impact on the Company's financial statements.

        On September 30, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") Emerging Issues Task Force ("EITF") Issue No. 03-1-1 delaying the effective date of paragraphs 10-20 of EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," which provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. The delay of the effective date of EITF 03-1 was superseded by the issuance on November 3, 2005 of FSP 115-1, "The Meaning of Other-Than-Temporarily Impaired and Its Application to Certain Investments." This FSP nullified paragraphs 10-18 of EITF 03-1, carried forward certain requirements of EITF 03-1 relating to cost method investments, carried forward certain disclosure requirements of EITF 03-1 and references existing other-than-temporary impairment guidance. The requirements of this FSP had no effect on the Company's financial statements.

        In December 2004, the FASB published FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) is a replacement of FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretive guidance (APB 25).

        The effect of SFAS 123(R) will be to require entities to measure the cost of employee services received in exchange for shared-based payments using the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. SFAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

        The Company will be required to apply SFAS 123(R) as of the beginning of its first interim period that begins after December 15, 2005, which will be the quarter ending March 31, 2006.

        SFAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. Under the modified prospective transition method, an entity would use the fair value based accounting method for all employee awards granted, modified, or settled after the effective date. As of the effective date, compensation cost related to the non-vested portion of awards outstanding as of that date would be based on the grant-date fair value of those awards as calculated under the original provisions of Statement No. 123; that is, an entity would not remeasure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date. An entity will have the further option to either apply SFAS 123(R) to all quarters in the fiscal year of adoption. Under the modified retrospective method of transition, an entity would revise its previously issued financial statements to recognize employee compensation cost for prior periods presented in accordance with the original provisions of Statement No. 123. The Company will adopt the modified transition method effective January 1, 2006. The adoption of this Statement will have no effect on the Company's financial statements as there are no unvested share-based awards at January 1, 2006.

        In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 ("SFAS 154"), "Accounting Changes and Error Corrections," replacing APB Opinion No. 20 and FASB Statement No. 3, which changes the treatment and reporting requirements for both accounting errors and changes of accounting principles, and provides guidance on determining the treatment of the retrospective application of a change. This Statement applies to all voluntary changes in accounting principles. At this time, management believes this Statement will have no impact on the Company's financial statements.

Note 2.    Restrictions on Cash and Due From Banks

        The Company is required to maintain reserves against its respective transaction accounts and non-personal time deposits. At December 31, 2005 and 2004, the Bank was required to have cash and liquid assets of approximately $3,566,000 and $2,820,000, respectively, to meet these requirements. In addition, at December 31, 2005 and 2004, the Company was required to maintain $25,000 in the Federal Reserve Bank for clearing purposes.

Note 3.    Available for Sale Securities

        The amortized cost, gross unrealized gains, gross unrealized losses and approximate fair values of available for sale securities at December 31, 2005 and 2004 are as follows:

2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government agency and sponsored agency obligations	$16,999,341	$—	$(522,657)	$16,476,684
Mortgage-backed securities	57,453,614	2,330	(1,260,560)	56,195,384
Money market preferred equity securities	6,000,000	—	—	6,000,000

	$80,452,955	$2,330	$(1,783,217)	$78,672,068

2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government agency and sponsored agency obligations	$15,000,000	$937	$(177,642)	$14,823,295
Mortgage-backed securities	52,903,731	69,719	(527,270)	52,446,180
Money market preferred equity securities	9,000,000	—	—	9,000,000

	$76,903,731	$70,656	$(704,912)	$76,269,475

        The following table presents the Company's available for sale securities' gross unrealized losses and fair value, aggregated by the length of time the individual securities have been in a continuous loss position, at December 31, 2005 and 2004:

	Less Than 12 Months		12 Months or More		Total
2005	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government agency and sponsored agency obligations	$1,985,625	$(13,716)	$14,491,059	$(508,941)	$16,476,684	$(522,657)
Mortgage-backed securities	27,846,559	(459,646)	25,315,920	(800,914)	53,162,479	(1,260,560)

Totals	$29,832,184	$(473,362)	$39,806,979	$(1,309,855)	$69,639,163	$(1,783,217)

	Less Than 12 Months		12 Months or More		Total
2004	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Government agency and sponsored agency obligations	$7,921,108	$(78,892)	$3,901,250	$(98,750)	$11,822,358	$(177,642)
Mortgage-backed securities	17,632,613	(134,422)	20,361,275	(392,848)	37,993,888	(527,270)

Totals	$25,553,721	$(213,314)	$24,262,525	$(491,598)	$49,816,246	$(704,912)

        At December 31, 2005, forty-three securities have unrealized losses with aggregate depreciation of 2.5% from the Company's amortized cost. There were no securities with unrealized losses greater than 5% of amortized cost.

        Management believes that none of the unrealized losses on available for sale securities are other than temporary due to the fact that they relate to debt and mortgage-backed securities issued by U.S. Government agencies and Government sponsored agencies, which the Company has both the intent and ability to hold until maturity or until the fair value fully recovers. Additionally, management considers the issuers of the securities to be financially sound, and expects to receive all contractual principal and interest related to these investments.

        At December 31, 2005 and 2004, available for sale securities with a carrying value of $1,486,000 and $1,280,000, respectively, were pledged to secure obligations under municipal deposits.

        The amortized cost and fair value of available for sale debt securities at December 31, 2005 by contractual maturity are presented below. Actual maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the securities may be called or repaid without any penalties. Because mortgage-backed securities are not due at a single maturity date, they are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
Maturity:
1-5 years	$16,999,341	$16,476,684
Mortgage-backed securities	57,453,614	56,195,384

Total	$74,452,955	$72,672,068

        During 2005 and 2004, there were no sales of available for sale securities. During 2003, proceeds from sales of available for sale securities were $7,094,321, and there were gross gains of $307,739 on such sales.

Note 4.    Loans Receivable and Allowance for Loan Losses

        A summary of the Company's loan portfolio at December 31, 2005 and 2004 is as follows:

	2005	2004
Real estate:
Commercial	$129,178,889	$106,771,441
Residential	77,391,833	36,965,661
Construction	107,232,587	74,598,919
Commercial	15,591,818	17,562,523
Consumer installment	1,106,648	1,386,709
Consumer home equity	39,097,450	30,874,894

Total loans	369,599,225	268,160,147
Premiums on purchased loans	367,491	313,754
Net deferred loan fees	(1,134,604)	(1,117,556)
Allowance for loan losses	(4,588,335)	(3,481,525)

Loans receivable, net	$364,243,777	$263,874,820

        The changes in the allowance for loan losses for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Balance, beginning of year	$3,481,525	$2,934,675	$2,372,454
Provision for loan losses	1,110,000	556,000	563,000
Recoveries of loans previously charged-off	—	—	—
Loans charged-off	(3,190)	(9,150)	(779)

Balance, end of year	$4,588,335	$3,481,525	$2,934,675

        At December 31, 2005 and 2004, the unpaid principal balances of loans delinquent 90 days or more were $274,622 and $522,751, respectively, and the unpaid principal balances of loans placed on nonaccrual status were $1,934,614 and $3,669,148, respectively. If nonaccrual loans had been performing in accordance with their original terms, the Company would have recorded approximately $6,000, $18,000 and $18,000, respectively, of additional income during the years ended December 31, 2005, 2004 and 2003.

        The following information relates to impaired loans as of and for the years ended December 31, 2005 and 2004:

	2005	2004
Loans receivable for which there is a related allowance for credit losses	$—	$150,000

Loans receivable for which there is no related allowance for credit losses	$1,934,614	$3,519,148

Allowance for credit losses related to impaired loans	$—	$22,500

Average recorded investment in impaired loans	$2,668,531	$2,990,191

        During 2005 and 2004, interest income collected and recognized on impaired loans was $223,261 and $184,565, respectively. There was no interest income on impaired loans collected or recognized in 2003. The Company has no commitments to lend additional funds to borrowers whose loans are impaired.

        The Company's lending activities are conducted principally in Fairfield County, Connecticut and Westchester County, New York. The Company grants commercial real estate loans, commercial business loans and a variety of consumer loans. In addition, the Company grants loans for the construction of residential homes, residential developments and for land development projects. All residential and commercial mortgage loans are collateralized by first or second mortgages on real estate. The ability and willingness of borrowers to satisfy their loan obligations is dependent in large part upon the status of the regional economy and regional real estate market. Accordingly, the ultimate collectibility of a substantial portion of the loan portfolio and the recovery of a substantial portion of any resulting real estate acquired is susceptible to changes in market conditions.

        The Company has established credit policies applicable to each type of lending activity in which it engages, evaluates the creditworthiness of each customer and, in most cases, extends credit of up to 75% of the market value of the collateral at the date of the credit extension depending on the Company's evaluation of the borrowers' creditworthiness and type of collateral. The market value of collateral is monitored on an ongoing basis and additional collateral is obtained when warranted. Real estate is the primary form of collateral. Other important forms of collateral are accounts receivable, inventory, other business assets, marketable securities and time deposits. While collateral provides assurance as a secondary source of repayment, the Company ordinarily requires the primary source of repayment to be based on the borrower's ability to generate continuing cash flows.

Note 5.    Premises and Equipment

        At December 31, 2005 and 2004, premises and equipment consisted of the following:

	2005	2004
Leasehold improvements	$2,217,690	$1,811,187
Furniture, equipment and software	2,867,738	2,332,962

	5,085,428	4,144,149
Less accumulated depreciation and amortization	(2,611,275)	(2,011,516)

	$2,474,153	$2,132,633

        For the years ended December 31, 2005, 2004 and 2003, depreciation and amortization expense related to premises and equipment totaled $604,399, $536,029 and $417,377, respectively.

Note 6.    Deposits

        At December 31, 2005 and 2004, deposits consisted of the following:

	2005	2004
Noninterest bearing	$48,797,389	$42,584,120

Interest bearing:
Time certificates, less than $100,000	168,565,756	131,764,662
Time certificates, $100,000 or more	98,440,248	71,287,106
Money market	57,798,772	72,450,663
Savings	20,089,889	22,104,121
NOW	25,383,234	26,814,653

Total interest bearing	370,277,899	324,421,205

Total deposits	$419,075,288	$367,005,325

        Interest expense on certificates of deposit in denominations of $100,000 or more was $3,023,519, $1,883,047 and $1,297,461 for the years ended December 31, 2005, 2004 and 2003, respectively.

        Contractual maturities of time certificates of deposit as of December 31, 2005 are summarized below:

Due within:
1 year	$165,447,760
1-2 years	34,648,040
2-3 years	28,391,073
3-4 years	18,546,108
4-5 years	19,973,023

$267,006,004

Note 7.    Borrowings

Federal Home Loan Bank borrowings

        The Bank is a member of the Federal Home Loan Bank of Boston ("FHLB"). At December 31, 2005, the Bank has the ability to borrow from the FHLB based on a certain percentage of the value of the Bank's qualified collateral, as defined in the FHLB Statement of Products Policy, comprised mainly of mortgage-backed securities delivered under collateral safekeeping to the FHLB, and a blanket lien on qualifying mortgage loans, at the time of the borrowing. In accordance with an agreement with the FHLB, the qualified collateral must be free and clear of liens, pledges and encumbrances. In addition, the Company has a $2,000,000 available line of credit with the FHLB. At December 31, 2005 and 2004, there were no advances outstanding under this line of credit. At December 31, 2005, other outstanding advances from the FHLB aggregated $9,000,000 at interest rates ranging from 2.49% to 5.11% and at December 31, 2004, other outstanding advances aggregated $8,000,000 at interest rates ranging from 1.93% to 5.11%.

        The Bank is required to maintain an investment in capital stock of the FHLB in an amount equal to a percentage of its outstanding mortgage loans and contracts secured by residential properties, including mortgage-backed securities. No ready market exists for FHLB stock and it has no quoted market value. For disclosure purposes, such stock is assumed to have a market value which is equal to cost since the Bank can redeem the stock with the FHLB at cost.

Repurchase agreements

        At December 31, 2005 and 2004, the Company has available borrowings under repurchase agreements of $10,000,000, and no amounts outstanding at December 31, 2005 or 2004.

Junior subordinated debt owed to unconsolidated trust

        During 2003, the Company formed the Trust of which 100% of the Trust's common securities are owned by the Company. The Trust has no independent assets, and exists for the sole purpose of issuing trust securities and investing the proceeds thereof in an equivalent amount of junior subordinated debentures issued by the Company.

        The Trust issued $8,000,000 of trust preferred securities in 2003. Pursuant to FIN46R, issued in December 2003, the Company deconsolidated the Trust at December 31, 2003. The Company's investment in the Trust of $248,000 is included in other assets. The overall effect on the financial position and operating results of the Company as a result of the deconsolidation was not material.

        Trust preferred securities currently qualify for up to 25% of the Company's Tier I Capital, with the excess qualifying as Tier 2 Capital. On March 1, 2005, the Federal Reserve Board of Governors, which is the banking regulator for the Holding Company, approved final rules that allow for the continued inclusion of outstanding and prospective issuances of trust preferred securities in regulatory capital, subject to new, more strict limitations. The Company has until March 31, 2009 to meet the new limitations. Management does not believe these final rules will have a significant impact on the Company.

        The subordinated debentures are unsecured obligations of the Company and are subordinate and junior in right of payment to all present and future senior indebtedness of the Company. The Company has entered into a guarantee, which together with its obligations under the subordinated debentures and the declaration of trust governing the Trust, including its obligations to pay costs, expenses, debts and liabilities, other than trust securities, provides a full and unconditional guarantee of amounts on the capital securities. The subordinated debentures, which bear interest at three month LIBOR plus 3.15% (7.669% at December 31, 2005), mature on March 26, 2033 and can be redeemed at the Company's option in 2008.

        The duration of the Trust is 30 years with early redemption at par at the Company's option in 2008, or earlier in the event of certain regulatory or tax changes. The trust securities also bear interest at three month LIBOR plus 3.15%.

Other borrowings

        At December 31, 2005, the Bank also has the ability to borrow up to $3,000,000 in federal funds or letters of credit from its correspondent bank.

Maturity of borrowings

        The contractual maturities of the Company's borrowings at December 31, 2005, by year, are as follows:

	Fixed Rate	Floating Rate	Total
2006	$6,000,000	$—	$6,000,000
2007	3,000,000	—	3,000,000
2008	—	—	—
2009	—	—	—
2010	—	—	—
Thereafter	—	8,248,000	8,248,000

Total borrowings	$9,000,000	$8,248,000	$17,248,000

Note 8.    Commitments and Contingencies

Operating leases

        The Company has non-cancelable operating leases for its main office, branch and mortgage brokerage offices. Under these lease agreements, the Company is required to pay certain executory costs such as insurance and property taxes. The Company also leases parking space under a noncancelable operating lease agreement and certain equipment under cancelable and noncancelable arrangements.

        Future minimum rental commitments under the terms of these leases, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2006	$1,436,286
2007	1,391,699
2008	1,208,492
2009	1,162,632
2010	1,151,592
Thereafter	5,478,775

$11,829,476

        Total rental expense charged to operations for cancelable and noncancelable operating leases was $1,194,499, $876,132 and $630,002 for the years ended December 31, 2005, 2004 and 2003, respectively.

Employment Agreements

President's Agreement

        In October 2003, the Company and the Bank entered into an employment agreement (the "Agreement") with the Bank's President and Chief Executive Officer that expires on December 31, 2006. The Agreement provides for, among other things, a stipulated base salary for the first year of the Agreement, annual increases at each anniversary and a discretionary annual bonus to be determined by the Board of Directors.

        In the event of the early termination of the Agreement for any reason other than cause, the Company would be obligated to compensate the President in one lump sum payment, an amount equal to the higher of the aggregate salary payments that would be made to the President under the remaining term of the Agreement, or eighteen months of the President's stipulated base salary at the time of termination.

        The Agreement also includes change of control provisions that entitles the President to a lump sum payment of two times the greater of the President's stipulated base salary at the time of the change in control; total cash compensation, as defined, for the year preceding the change in control; or the average total cash compensation, as defined, for the two years preceding the change in control.

        The provisions of the early termination clause apply only to termination of the Agreement prior to a change of control. Termination of the Agreement following a change of control shall be governed by the change of control provisions.

        Under the terms of a prior employment agreement (the "Prior Agreement"), the Prior Agreement provided that the Company granted shares of the Company's common stock to the President on December 31, 2000, and annually thereafter through December 31, 2003. The number of shares granted was based on 30% of the President's stipulated base salary for the preceding annual employment period, as defined, and such shares granted would vest and be distributed to the President in four annual installments (with any balance distributed upon termination other than for cause).

Compensation cost for grants through 2002 was being recognized over four years under the terms of the Prior Agreement and compensation cost for the 2003 grant is being recognized over the term of the existing contract. Under certain circumstances defined in the Prior Agreement, this stock grant may be settled in cash. The Prior Agreement also provided for the grant of options to purchase a minimum of 10,000 shares of the Company's common stock on December 31, 2000, and annually thereafter through December 2002, and on December 31, 2003, if the President remained employed by the Bank. In the event that the Company did not have stock options available to grant at any of the stipulated dates, which was the case at December 31, 2000, 2001, 2002 and 2003, the President may then elect, on a future determination date, as defined, to be chosen by the President, to receive cash compensation in the future equal to the difference between the value of the Company's stock at the time the options would have been granted, and the value of the Company's stock on the determination date. For the years ended December 31, 2005, 2004 and 2003, approximately $161,000, $276,000 and $194,000, respectively, was charged to expense related to the stock and option compensation components of the Prior Agreement.

Other Employment Agreements

        Effective January 1, 2006, the Company entered into a one-year employment agreement with an officer of the Residential Lending Group division, which replaced a contract that expired on December 31, 2005. The agreement provides for, among other things, a minimum base salary and commission arrangement, as well as additional compensation based upon the revenue generated by direct reports, and for reimbursement of expenses incurred incidental to duties as an officer. The agreement terminates on December 31, 2006.

        In November 2003, the Company entered into an employment agreement with its Chief Financial Officer that expires on December 31, 2007. The agreement provides for, among other things, a stipulated base salary and annual discretionary bonuses as determined by the Board of Directors. In addition, the Chief Financial Officer has a change of control agreement that entitles the Chief Financial Officer to receive two years' compensation (as defined in the agreement) if a change of control (as defined in the agreement) occurs while the Chief Financial Officer is a full-time officer of the Bank or within six months following termination of employment other than for cause (as defined in the agreement) or by reason of death or disability.

        In addition, certain officers of the Company have change of control agreements that entitle such officers to receive one year's compensation (as defined in the agreements) if a change of control (as defined in the agreements) occurs while such officers are full time officers of the Company or within six months following termination of employment other than for cause (as defined in the agreements) or by reason of death or disability.

Stock Appreciation Rights Plan

        During 2001, the Company adopted the Patriot National Bancorp, Inc. 2001 Stock Appreciation Rights Plan (the "SAR Plan"). Under the terms of the SAR Plan, the Company may grant stock appreciation rights to officers of the Company that entitle the officers to receive, in cash or Company common stock, the appreciation in the value of the Company's common stock from the date of grant. Each award vests at the rate of 20% per year from the date of grant. Any unexercised rights will expire ten years from the date of grant. During 2001, the Company granted a total of 18,000 stock appreciation rights to three Company officers, and $67,932, $99,216 and $36,576, respectively, was charged to operations under the SAR Plan for the years ended December 31, 2005, 2004 and 2003.

Legal Matters

        The Company is involved in various legal proceedings which have arisen in the normal course of business. Management believes that the resolution of these matters will not have a material effect on the Company's financial condition or results of operations.

Other

        The Company has received regulatory approval to open three new branch offices in 2006. The Company entered into a non-cancelable lease for one of these locations. Subsequent to December 31, 2005, the Company entered into two non-cancelable leases at the other two locations.

Note 9.    Income Taxes

        The components of the income tax provision for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Current
Federal	$1,211,403	$554,723	$842,241
State	308,430	179,489	264,848

Total	1,519,833	734,212	1,107,089

Deferred
Federal	(454,457)	(81,723)	(178,241)
State	(108,376)	(19,489)	(51,848)

Total	(562,833)	(101,212)	(230,089)

Provision for income taxes	$957,000	$633,000	$877,000

        A reconciliation of the anticipated income tax provision (computed by applying the statutory Federal income tax rate of 34% to the income before income taxes) to the income tax provision as reported in the statements of income for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Provision for income taxes at statutory Federal rate	$803,600	$530,200	$754,000
State taxes, net of Federal benefit	117,000	96,500	129,000
Dividends received deduction	(68,500)	(52,300)	(45,900)
Nondeductible expenses	38,600	16,800	10,900
Other	66,300	41,800	29,000

Total provision for income taxes	$957,000	$633,000	$877,000

        At December 31, 2005 and 2004, the components of gross deferred tax assets and gross deferred tax liabilities are as follows:

	2005	2004
Deferred tax assets:
Allowance for loan losses	$1,787,157	$1,356,056
Investment securities	676,738	241,017
Premises and equipment	272,370	138,986
Accrued expenses	17,138	14,022
Other	6,989	—

Gross deferred tax assets	2,760,392	1,750,081

Deferred tax liabilities:
Tax bad debt reserve	70,827	69,347
Other	13,970	3,692

Gross deferred tax liabilities	84,797	73,039

Deferred tax asset, net	$2,675,595	$1,677,042

        The allocation of the deferred tax benefit involving items charged to current year income and items charged directly to equity for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004	2003
Deferred tax benefit allocated to equity	$(435,721)	$(51,705)	$(539,340)
Deferred tax benefit allocated to operations	(562,833)	(101,212)	(230,089)

Total deferred tax benefit	$(998,554)	$(152,917)	$(769,429)

Note 10.    Goodwill

        Based on the Company's annual goodwill impairment tests performed in October 2005, 2004 and 2003, goodwill was not impaired for the years ended December 31, 2005, 2004 and 2003. In addition, no goodwill was acquired during 2005, 2004 and 2003.

Note 11.    Shareholders' Equity

Common stock

        On August 4, 2005, the Company commenced an offering of up to 705,883 shares of its common stock, at $17.00 per share, to existing shareholders, whereby each shareholder was granted the right to purchase one share of stock for every six shares owned as of August 1, 2005. In addition, each shareholder was granted an oversubscription privilege to purchase up to two additional shares for each share owned from stock not subscribed by existing shareholders under the initial rights described above. The Company also entered into standby purchase agreements pursuant to which the standby purchasers agreed to acquire up to 529,412 shares at $17.00 per share. The common stock offering was completed on September 21, 2005 resulting in an increase in common stock and additional paid in capital of $10,965,881 after deducting total stock issuance costs of $1,034,130 which were charged to additional paid-in capital. The Company received subscriptions for a total of 705,883 shares; existing shareholders purchased $6.3 million or 368,687 shares; standby investors purchased $5.7 million or 337,196 shares.

        In addition, during 2005, 37,000 options were exercised resulting in proceeds to the Company of $375,436 and 1,375 shares were issued to directors in payment of directors' fees of $26,250.

Income Per Share

        The following is information about the computation of income per share for the years ended December 31, 2005, 2004 and 2003.

	2005
	Net Income	Shares	Per Share Amount
Basic Income Per Share
Income available to common shareholders	$1,406,626	2,696,676	$0.52
Effect of Dilutive Securities
Warrants and stock options outstanding	—	42,042	(0.01)

Diluted Income Per Share
Income available to common shareholders plus assumed conversions	$1,406,626	2,738,718	$0.51

	2004
	Net Income	Shares	Per Share Amount
Basic Income Per Share
Income available to common shareholders	$926,397	2,449,679	$0.38
Effect of Dilutive Securities
Warrants and stock options outstanding	—	53,012	(0.01)

Diluted Income Per Share
Income available to common shareholders plus assumed conversions	$926,397	2,502,691	$0.37

	2003
	Net Income	Shares	Per Share Amount
Basic Income Per Share
Income available to common shareholders	$1,340,720	2,400,879	$0.56
Effect of Dilutive Securities
Warrants and stock options outstanding	—	42,357	(0.01)

Diluted Income Per Share
Income available to common shareholders plus assumed conversions	$1,340,720	2,443,236	$0.55

Stock warrants

        The Bank issued warrants to certain of the Bank's original organizing group and certain other individuals to purchase up to 95,000 shares of the Bank's common stock at the original public offering price of $6 per share. The obligations related to all warrants issued by the Bank were assumed by the Company. During 2004, all unexercised warrants expired.

        A summary of the status of the warrants at December 31, 2004 and 2003, and changes during the year ended on that date, is as follows:

	2004		2003
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	83,484	$6.00	91,166	$6.00
Expired	5,700	6.00	—
Exercised	77,784	6.00	7,682	6.00

Outstanding at end of year	—		83,484	6.00

Exercisable at end of year	—		83,484	6.00

Stock options

        On August 17, 1999, the Bank adopted a stock option plan (the "Plan") for employees and directors, under which both incentive and non-qualified stock options were granted, and subsequently the Company assumed all obligations related to such options. The Plan provided for the grant of 110,000 non-qualified and incentive stock options in 1999 to certain directors of the Company, with an exercise price equal to the market value of the Company's stock on the date of grant. Such options were immediately exercisable and expire if unexercised ten years after the date of grant. The Company has reserved 110,000 shares of common stock for issuance under the Plan. No additional options may be granted under the Plan.

        A summary of the status of the stock options at December 31, 2005, 2004 and 2003 is as follows:

	2005		2004		2003
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	110,000	$10.13	110,000	$10.13	110,000	$10.13
Exercised	37,000	10.15		—	—

Outstanding at end of year	73,000	10.13	110,000	10.13	110,000	10.13

Exercisable at end of year	73,000	10.13	110,000	10.13	110,000	10.13

        The weighted-average remaining contractual life for the options outstanding at December 31, 2005 is 3.7 years.

Rights Agreement

        On April 15, 2004, the Board of Directors of the Company declared, effective as of April 19, 2004, a dividend distribution of one Right for each outstanding share of common stock of the Company. The dividend was payable on April 29, 2004 to the stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company 8.152 shares of the Company's common stock, at a price of $60.00, or $7.36 per share subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of April 19, 2004 between the Company and Registrar and Transfer Company.

        The Rights are not exercisable until the earliest of (i) the tenth business day after a public announcement that a person or group of affiliated or associated persons acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Company's common stock (an Acquiring Person); (ii) the tenth business day (or such later day as may be determined by action of the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person (other than the Company) if, upon consummation such person would be an Acquiring Person; and (iii) the tenth business day (or such later day as may be determined by action of the Board of Directors of the Company prior to such time as any person becomes an Acquiring Person) after the filing by any Person (other than the Company) of a registration statement under the Securities Act of 1933, as amended, with respect to a contemplated exchange offer to acquire (when added to any shares as to which such person is the beneficial owner immediately prior to such filing) beneficial ownership of 15% or more of the issued and outstanding shares of the Company's common stock.

        The Rights will expire on April 19, 2014, unless earlier redeemed or exchanged by the Company.

Note 12.    401(k) Savings Plan

        The Company offers employees participation in the Patriot National Bank 401(k) Savings Plan (the "401(k) Plan") under Section 401(k) of the Internal Revenue Code. The 401(k) Plan covers substantially all employees who have completed six months of service, are 21 years of age and who elect to participate. Under the terms of the 401(k) Plan, participants can contribute up to the maximum amount allowed, subject to Federal limitations. The Company may make discretionary matching contributions to the 401(k) Plan. Participants are immediately vested in their contributions and fully vested in Company contributions after two years. The Company contributed approximately $140,000, $127,000 and $73,000 to the 401(k) Plan in 2005, 2004 and 2003, respectively.

Note 13.    Financial Instruments With Off-Balance-Sheet Risk

        In the normal course of business, the Company is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contractual amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

        The contractual amounts of commitments to extend credit and standby letters of credit represent the amounts of potential accounting loss should: the contract be fully drawn upon; the customer default; and the value of any existing collateral become worthless. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments and evaluates each customer's creditworthiness on a case-by-case basis. Management believes that the Company controls the credit risk of these financial instruments through credit approvals, credit limits, monitoring procedures and the receipt of collateral as deemed necessary.

        Financial instruments whose contract amounts represent credit risk are as follows at December 31, 2005 and 2004:

	2005	2004
Commitments to extend credit:
Future loan commitments	$55,364,491	$23,484,674
Unused lines of credit	37,819,135	36,018,661
Undisbursed construction loans	40,398,941	37,224,376
Financial standby letters of credit	216,000	197,000

	$133,798,567	$96,924,711

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee by the borrower. Since these commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include residential and commercial property, deposits and securities.

        Standby letters of credit are written commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of January 1, 2003, newly issued or modified guarantees that are not derivative contracts have been recorded on the Company's consolidated balance sheet at their fair value at inception. No liability related to guarantees was required to be recorded at December 31, 2005 and 2004.

Note 14.    Regulatory Matters

        The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Company and the Bank meet all capital adequacy requirements to which it is subject.

        The most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier-I leverage ratios as set forth in the table. There are no conditions or events since then that management believes have changed the Bank's category.

        The Company's and the Bank's actual capital amounts and ratios at December 31, 2005 and 2004 were (dollars in thousands):

			For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Actual
2005
	Actual	Ratio	Amount	Ratio	Amount		Ratio
The Company:
Total Capital (to Risk Weighted Assets)	$43,870	12.70%	$27,635	8.00%	$	N/A	N/A
Tier I Capital (to Risk Weighted Assets)	39,549	11.45%	13,816	4.00%		N/A	N/A
Tier I Capital (Average Assets)	39,549	8.56%	18,481	4.00%		N/A	N/A
The Bank:
Total Capital (to Risk Weighted Assets)	$43,180	12.52%	$27,591	8.00%		$34,489	10.00%
Tier I Capital (to Risk Weighted Assets)	38,865	11.27%	13,794	4.00%		20,691	6.00%
Tier I Capital (to Average Assets)	38,865	8.42%	18,463	4.00%		23,079	5.00%
			For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Actual
2004
	Actual	Ratio	Amount	Ratio	Amount		Ratio
The Company:
Total Capital (to Risk Weighted Assets)	$30,701	10.70%	$22,954	8.00%	$	N/A	N/A
Tier I Capital (to Risk Weighted Assets)	25,936	9.04%	11,476	4.00%		N/A	N/A
Tier I Capital (Average Assets)	25,936	6.79%	15,279	4.00%		N/A	N/A
The Bank:
Total Capital (to Risk Weighted Assets)	$30,124	10.50%	$22,952	8.00%		$28,690	10.00%
Tier I Capital (to Risk Weighted Assets)	26,642	9.29%	11,471	4.00%		17,207	6.00%
Tier I Capital (to Average Assets)	26,642	6.98%	15,268	4.00%		19,085	5.00%

Restrictions on dividends, loans and advances

        The Company's ability to pay dividends is dependent on the Bank's ability to pay dividends to the Company. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances. The approval of the Comptroller of the Currency is required to pay dividends in excess of the Bank's earnings retained in the current year plus retained net earnings for the preceding two years. As of December 31, 2005, the Bank had retained earnings of approximately $5,698,000, all of which is available for distribution to the Company as dividends without prior regulatory approval. The Bank is also prohibited from paying dividends that would reduce its capital ratios below minimum regulatory requirements, and the Federal Reserve Bank may impose further dividend restrictions on the Company.

        Loans or advances to the Company by the Bank are limited to 10% of the Bank's capital stock and surplus on a secured basis.

Note 15.    Related Party Transactions

        In the normal course of business, the Company grants loans to executive officers, directors and members of their immediate families, as defined, and to entities in which these individuals have more than a 10% equity ownership. Such loans are transacted at terms, including interest rates, similar to those available to unrelated customers.

        Changes in loans outstanding to such related parties during 2005 and 2004 are as follows:

	2005	2004
Balance, beginning of year	$198,586	$1,410,440
Additional loans	341,394	183,386
Repayments	(386,586)	(22,998)
Adjustment for former related parties	—	(1,372,242)

Balance, end of year	$153,394	$198,586

        Related party deposits aggregated approximately $5,700,000 and $3,444,000 as of December 31, 2005 and 2004, respectively.

        The Company leases office space to a director of the Company under two leases. Rental income under these leases was approximately $28,300 for the years ended December 31, 2005 and 2004 and $25,300 for the year ended December 31, 2003.

        During 2005, 2004 and 2003, the Company paid legal fees of approximately $18,600, $20,900 and $30,400, respectively, to an attorney who is a director of the Company.

Note 16.    Other Comprehensive Income

        Other comprehensive income, which is comprised solely of the change in unrealized gains and losses on available for sale securities, is as follows:

	2005
	Before-Tax Amount	Tax Effect	Net-of-Tax Amount
Unrealized holding losses arising during period	$(1,146,631)	$435,721	$(710,910)
Less reclassification adjustment for gains recognized in net income	—	—	—

Unrealized holding loss on available for sale securities, net of taxes	$(1,146,631)	$435,721	$(710,910)

	2004
	Before-Tax Amount	Tax Effect	Net-of-Tax Amount
Unrealized holding losses arising during period	$(136,065)	$51,705	$(84,360)
Less reclassification adjustment for gains recognized in net income	—	—	—

Unrealized holding loss on available for sale securities, net of taxes	$(136,065)	$51,705	$(84,360)

	2003
	Before-Tax Amount	Tax Effect	Net-of-Tax Amount
Unrealized holding losses arising during period	$(1,111,578)	$422,399	$(689,179)
Add reclassification adjustment for gains recognized in net income	(307,739)	116,941	(190,798)

Unrealized holding loss on available for sale securities, net of taxes	$(1,419,317)	$539,340	$(879,977)

Note 17.    Fair Value of Financial Instruments and Interest Rate Risk

        SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" ("Statement No. 107"), requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

        Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction at December 31, 2005 and 2004. The estimated fair value amounts for 2005 and 2004 have been measured as of their respective year-ends, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different from the amounts reported at each year-end.

        The information presented should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company's assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Company's disclosures and those of other bank holding companies may not be meaningful.

        As of December 31, 2005 and 2004, the recorded book balances and estimated fair values of the Company's financial instruments were (in thousands):

	2005		2004
	Recorded Book Balance	Fair Value	Recorded Book Balance	Fair Value
Financial Assets:
Cash and noninterest bearing deposits due from banks	$7,181	$7,181	$6,641	$6,641
Interest bearing deposits due from banks	40	40	29	29
Federal funds sold	6,500	6,500	37,500	37,500
Short-term investments	2,247	2,247	11,460	11,460
Available for sale securities	78,672	78,672	76,269	76,269
Federal Reserve Bank stock	1,022	1,022	693	693
Federal Home Loan Bank stock	1,297	1,297	1,297	1,297
Loans receivable, net	364,244	353,231	263,875	265,206
Accrued interest receivable	2,445	2,445	1,758	1,758
Financial Liabilities:
Demand deposits	$48,797	$48,797	$42,584	$42,584
Savings deposits	20,090	20,090	22,104	22,104
Money market deposits	57,799	57,799	72,451	72,451
NOW accounts	25,383	25,383	26,815	26,815
Time deposits	267,006	268,643	203,052	206,539
FHLB borrowings	9,000	8,967	8,000	8,082
Subordinated debt	8,248	8,248	8,248	8,248

Unrecognized financial instruments

        Loan commitments on which the committed interest rate is less than the current market rate were insignificant at December 31, 2005 and 2004. The estimated fair value of fee income on letters of credit at December 31, 2005 and 2004 was insignificant.

        The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 18.    Segment Reporting

        The Company has two reportable segments, the commercial bank and the mortgage broker. The commercial bank segment provides its commercial customers with products such as commercial mortgage and construction loans, working capital loans, equipment loans and other business financing arrangements, and provides its consumer customers with residential mortgage loans, home equity loans and other consumer installment loans. The commercial bank segment also attracts deposits from both consumer and commercial customers and invests such deposits in loans, investments and working capital. The commercial bank's revenues are generated primarily from net interest income from its lending, investment and deposit activities.

        The mortgage broker solicits and processes conventional mortgage loan applications from consumers on behalf of permanent investors and originates loans for sale. Revenues are generated from loan brokerage and application processing fees received from the permanent investors, and gains and origination fees from loans sold.

        Information about reportable segments, and a reconciliation of such information to the consolidated financial statements as of and for the years ended December 31, 2005, 2004 and 2003 is as follows (in thousands):

2005	Commercial Bank	Mortgage Broker	Consolidated Totals
Net interest income	$14,879	$—	$14,879
Noninterest income	457	2,772	3,229
Noninterest expenses	11,671	2,963	14,634
Provision for loan losses	1,110	—	1,110
Income (loss) before taxes	2,555	(191)	2,364
Assets	469,572	1,069	470,641
2004	Commercial Bank	Mortgage Broker	Consolidated Totals
Net interest income	$11,670	$—	$11,670
Noninterest income	682	2,020	2,702
Noninterest expenses	10,025	2,232	12,257
Provision for loan losses	556	—	556
Income (loss) before taxes	1,771	(212)	1,559
Assets	403,959	1,088	405,047
2003	Commercial Bank	Mortgage Broker	Consolidated Totals
Net interest income	$9,626	$—	$9,626
Noninterest income	851	3,963	4,814
Noninterest expenses	8,441	3,218	11,659
Provision for loan losses	563	—	563
Income before taxes	1,473	745	2,218
Assets	341,473	996	342,469

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment revenues are negotiated and agreed upon by the commercial bank and mortgage broker segments at the time of the transactions. Management allocates certain overhead expenses of the commercial bank to the mortgage broker segment. These allocations are based on a pre-determined monthly charge agreed to between the commercial bank and the mortgage broker segment. Management evaluates the performance of each segment based on profit or loss from operations before income taxes.

        The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, requires different technology and marketing strategies.

        The Company does not have operating segments other than those reported, the Company does not have a single external customer from which it derives 10% or more of its revenues and the Company operates in one geographical area.

PATRIOT NATIONAL BANCORP, INC

CONSOLIDATED BALANCE SHEETS

June 30, 2006 (unaudited)

ASSETS
Cash and due from banks	$8,541,749
Federal funds sold	13,600,000
Short term investments	169,065

Cash and cash equivalents	22,310,814
Available for sale securities (at fair value)	72,145,704
Federal Reserve Bank stock	1,022,950
Federal Home Loan Bank stock	2,727,200
Loans receivable (net of allowance for loan losses of $5,510,742)	450,451,755
Accrued interest receivable	3,134,204
Premises and equipment	2,479,966
Deferred tax asset, net	2,842,018
Goodwill	930,091
Other assets	961,343

Total assets	$559,006,045

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits:
Noninterest bearing deposits	$50,892,491
Interest bearing deposits	421,736,219

Total deposits	472,628,710
Federal Home Loan Bank borrowings	43,000,000
Junior subordinated debt owed to unconsolidated trust	8,248,000
Accrued expenses and other liabilities	3,394,124

Total liabilities	527,270,834

Shareholders' equity
Preferred stock: 1,000,000 shares authorized; no shares issued
Common stock, $2 par value: 60,000,000 shares authorized; 3,230,649 shares issued and outstanding	6,461,298
Additional paid-in capital	21,709,224
Retained earnings	4,940,372
Accumulated other comprehensive loss—net unrealized loss on available for sale securities, net of taxes	(1,375,683)

Total shareholders' equity	31,735,211

Total liabilities and shareholders' equity	$559,006,045

See accompanying notes to consolidated financial statements.

PATRIOT NATIONAL BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Six Months Ended June 30,
	2006	2005
Interest and Dividend Income
Interest and fees on loans	$15,510,351	$9,592,192
Interest on investment securities	1,347,924	1,398,837
Dividends on investment securities	195,184	265,799
Interest on federal funds sold	134,664	142,326
Other interest income	4,561	4,348

Total interest and dividend income	17,192,684	11,403,502

Interest Expense
Interest on deposits	6,681,625	4,028,345
Interest on Federal Home Loan Bank borrowings	607,805	223,462
Interest on subordinated debt	320,667	243,343
Interest on other borrowings	4,150	—

Total interest expense	7,614,247	4,495,150

Net interest income	9,578,437	6,908,352
Provision for Loan Losses	923,500	360,000

Net interest income after provision for loan losses	8,654,937	6,548,352

Noninterest Income
Mortgage brokerage referral fees	679,638	975,457
Loan processing fees	153,850	183,343
Fees and service charges	288,410	284,402
Other income	89,696	88,693

Total noninterest income	1,211,594	1,531,895

Noninterest Expenses
Salaries and benefits	4,913,779	4,258,896
Occupancy and equipment expenses, net	1,335,574	985,316
Data processing and other outside services	807,265	484,267
Professional services	247,958	263,292
Advertising and promotional expenses	295,866	223,748
Loan administration and processing expenses	80,473	105,673
Other noninterest expenses	752,881	686,779

Total noninterest expenses	8,433,796	7,007,971

Income before income taxes	1,432,735	1,072,276

Provision for Income Taxes	526,000	434,000

Net income	$906,735	$638,276

Basic income per share	$0.28	$0.26

Diluted income per share	$0.28	$0.25

Dividends per share	$0.085	$0.075

See accompanying notes to consolidated financial statements.

PATRIOT NATIONAL BANCORP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2004	2,486,391	$4,972,782	$11,830,173	$3,346,718	$(393,239)	$19,756,434

Comprehensive income
Net income			638,276		638,276
Unrealized holding loss on available for sale securities, net of taxes					(176,789)	(176,789)

Total comprehensive income						461,487

Dividends				(186,705)		(186,705)
Issuance of capital stock	3,000	6,000	24,330			30,330

Balance at June 30, 2005	2,489,391	$4,978,782	$11,854,503	$3,798,289	$(570,028)	$20,061,546

Balance at December 31, 2005	3,230,649	$6,461,298	$21,709,224	$4,308,242	$(1,104,149)	$31,374,615

Comprehensive income
Net income				906,735		906,735
Unrealized holding loss on available for sale securities, net of taxes					(271,534)	(271,534)

Total comprehensive income						635,201

Dividends				(274,605)		(274,605)

Balance at June 30, 2006	3,230,649	$6,461,298	$21,709,224	$4,940,372	$(1,375,683)	$31,735,211

See accompanying notes to consolidated financial statements.

PATRIOT NATIONAL BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2006	2005
Cash Flows from Operating Activities
Net income	$906,735	$638,276
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and accretion of investment premiums and discounts, net	103,291	190,193
Provision for loan losses	923,500	360,000
Depreciation and amortization	310,659	283,337
Changes in assets and liabilities:
Increase (decrease) in deferred loan fees	415,593	(72,531)
Increase in accrued interest receivable	(688,787)	(190,286)
Increase in other assets	(47,887)	(185,966)
Increase in accrued expenses and other liabilities	434,712	91,215

Net cash provided by operating activities	2,357,816	1,114,238

Cash Flows from Investing Activities
Purchases of available for sale securities	—	(19,243,381)
Principal repayments on available for sale securities	5,985,116	10,225,465
Proceeds from maturities of available for sale securities	—	1,000,000
Purchase of Federal Reserve Bank Stock	(650)	(600)
Purchase of Federal Home Loan Bank Stock	(1,430,500)	—
Net increase in loans	(87,547,071)	(37,072,576)
Purchases of premises and equipment	(316,472)	(642,593)

Net cash used in investing activities	(83,309,577)	(45,733,685)

Cash Flows from Financing Activities
Net increase (decrease) in demand, savings and money market deposits	3,432,825	(5,278,673)
Net increase in time certificates of deposits	50,120,597	5,555,699
Proceeds from FHLB borrowings	54,718,000	31,001,000
Principal repayments of FHLB borrowings	(20,718,000)	(21,001,000)
Dividends paid on common stock	(258,452)	(174,153)
Proceeds from issuance of common stock	—	30,330

Net cash provided by financing activities	87,294,970	10,133,203

Net increase (decrease) in cash and cash equivalents	6,343,209	(34,486,244)
Cash and cash equivalents
Beginning	15,967,605	55,630,466

Ending	$22,310,814	$21,144,222

Supplemental Disclosures of Cash Flow Information
Cash paid for:
Interest	$7,485,125	$4,484,662

Income Taxes	$934,020	$487,941

Supplemental disclosure of noncash investing and financing activities:
Unrealized holding loss on available for sale securities arising during the period	$(437,957)	$(285,144)

Accrued dividends declared on common stock	$145,379	$99,576

See accompanying notes to consolidated financial statements.

PATRIOT NATIONAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1.    Basis of Financial Statement Presentation

        The accompanying unaudited financial statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. The accompanying consolidated financial statements and related notes should be read in conjunction with the audited financial statements of Bancorp and notes thereto for the year ended December 31, 2005.

        The information furnished reflects, in the opinion of management, all normal recurring adjustments necessary for a fair presentation of the results for the interim periods presented. The results of operations for the six months ended June 30, 2006 are not necessarily indicative of the results of operations that may be expected for the remainder of 2006.

        Certain 2005 amounts have been reclassified to conform to the 2006 presentation. Such reclassifications had no effect on net income.

Note 2.    Investments

        The following table is a summary of Bancorp's available for sale securities portfolio, at fair value, at the June 30, 2006:

U.S. Government Agency and sponsored agency obligations	$16,317,613
Mortgage-backed securities	49,828,091
Money market preferred equity securities	6,000,000

Total Available For Sale Securities	$72,145,704

        The amortized cost, gross unrealized gains, gross unrealized losses and fair values of available for sale securities at June 30, 2006 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government Agency and sponsored agency obligations	$16,999,543	$—	$(681,930)	$16,317,613
Mortgage-backed securities	51,365,004	403	(1,537,316)	49,828,091
Money market preferred equity securities	6,000,000	—	—	6,000,000

	$74,364,547	$403	$(2,219,246)	$72,145,704

        At June 30, 2006, gross unrealized holding gains and gross unrealized holding losses on available for sale securities totaled $403 and $2.2 million respectively. Of the securities with unrealized losses, there are eight U.S. Government agency or sponsored agency obligations and 26 mortgage-backed securities that have unrealized losses for a period in excess of twelve months with a combined current unrealized loss of $2.0 million. Management does not believe that any of the unrealized losses are other than temporary since they are the result of changes in the interest rate environment and they relate to debt and mortgage-backed securities issued by U.S. Government and U.S. Government sponsored agencies. Bancorp has the ability to hold these securities to maturity if necessary and expects to receive all contractual principal and interest related to these investments. As a result, management believes that these unrealized losses will not have a negative impact on future earnings or a permanent negative effect on capital.

Note 3.    Loans

        The following table is a summary of Bancorp's loan portfolio at June 30, 2006:

Real Estate
Commercial	$154,149,494
Residential	94,409,384
Construction	165,888,865
Commercial	15,762,617
Consumer installment	1,349,051
Consumer home equity	25,637,414

Total Loans	457,196,825
Premiums on purchased loans	315,869
Net deferred fees	(1,550,197)
Allowance for loan losses	(5,510,742)

Total Loans	$450,451,755

Analysis of Allowance for Loan Losses

        The changes in the allowance for loan losses for the periods shown are as follows:

	Six Months Ended June 30,
(Thousands of dollars)
	2006	2005
Balance at beginning of period	$4,588	$3,481

Charge-offs	(1)	—
Recoveries	—	—

Net (charge-offs) recoveries	(1)	—

Provision charged to operations	924	360

Balance at end of period	$5,511	$3,841

Ratio of net (charge-offs) recoveries during the period to average loans outstanding during the period	(0.00)%	0.00%

Note 4.    Deposits

        The following table is a summary of Bancorp's deposits at June 30, 2006:

Noninterest bearing	$50,892,491

Interest bearing
NOW	33,608,829
Savings	25,206,094
Money market	45,794,695
Time certificates, less than $100,000	196,085,934
Time certificates, $100,000 or more	121,040,667

Total interest bearing	421,736,219

Total Deposits	$472,628,710

Note 5.    Borrowings

        In addition to the outstanding borrowings disclosed in the consolidated balance sheet, the Bank has the ability to borrow approximately $73.5 million in additional advances from the Federal Home Loan Bank of Boston which includes a $2.0 million overnight line of credit. The Bank also has arranged a $3.0 million overnight line of credit from a correspondent bank and $10.0 million under a repurchase agreement; no amounts were outstanding under these two arrangements at June 30, 2006.

Note 6.    Income per share

        Bancorp is required to present basic income per share and diluted income per share in its income statements. Basic income per share amounts are computed by dividing net income by the weighted average number of common shares outstanding. Diluted income per share reflects additional common shares that would have been outstanding if potential dilutive common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by Bancorp relate to outstanding stock options and are determined using the treasury stock method. Bancorp is also required to provide a reconciliation of the numerator and denominator used in the computation of both basic and diluted income per share. The following is information about the computation of income per share for the six months ended June 30, 2006 and 2005.

        Six months ended June 30, 2006

	Net Income	Shares	Amount
Basic Income Per Share
Income available to common shareholders	$906,735	3,230,649	$0.28
Effect of Dilutive Securities
Warrants/Stock Options outstanding	—	26,700	—

Diluted Income Per Share
Income available to common shareholders plus assumed conversions	$906,735	3,257,349	$0.28

        Six months ended June 30, 2005

	Net Income	Shares	Amount
Basic Income Per Share
Income available to common shareholders	$638,276	2,488,247	$0.26
Effect of Dilutive Securities
Warrants/Stock Options outstanding	—	48,886	(0.01)

Diluted Income Per Share
Income available to common shareholders plus assumed conversions	$638,276	2,537,133	$0.25

Note 7.    Other Comprehensive Income

        Other comprehensive income, which is comprised solely of the change in unrealized gains and losses on available for sale securities, is as follows:

	Six months ended June 30, 2006
	Before-Tax Amount	Tax Effect	Net-of-Tax Amount
Unrealized holding loss arising during the period	$(437,957)	$166,423	$(271,534)
Reclassification adjustment for (gains) losses recognized in income	—	—	—

Unrealized holding loss on available for sale securities, net of taxes	$(437,957)	$166,423	$(271,534)

	Six months ended June 30, 2005
	Before-Tax Amount	Tax Effect	Net-of-Tax Amount
Unrealized holding loss arising during the period	$(285,144)	$108,355	$(176,789)
Reclassification adjustment for (gains) losses recognized in income	—	—	—

Unrealized holding loss on available for sale securities, net of taxes	$(285,144)	$108,355	$(176,789)

Note 8.    Financial Instruments With Off-Balance Sheet Risk

        In the normal course of business, Bancorp is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement Bancorp has in particular classes of financial instruments.

        The contractual amounts of commitments to extend credit and standby letters of credit represent the amounts of potential accounting loss should: the contract be fully drawn upon, the customer default and the value of any existing collateral become worthless. Bancorp uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments and evaluates each customer's creditworthiness on a case-by-case basis. Management believes that Bancorp controls the credit risk of these financial instruments through credit approvals, credit limits, monitoring procedures and the receipt of collateral as deemed necessary.

        Financial instruments whose contract amounts represent credit risk are as follows at June 30, 2006:

Commitments to extend credit:
Future loan commitments	$46,792,997
Unused lines of credit	44,465,780
Undisbursed construction loans	74,627,582
Financial standby letters of credit	264,483

$166,150,842

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee by the borrower. Since these commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by Bancorp upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include residential and commercial property, deposits and securities.

        Standby letters of credit are written commitments issued by Bancorp to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Newly issued or modified guarantees that are not derivative contracts are recorded on Bancorp's consolidated balance sheet at the fair value at inception. No liability related to guarantees was required to be recorded at June 30, 2006.

Note 9.    Stock Based Compensation

        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment" (SFAS 123R). Under SFAS 123R, companies are no longer permitted to account for share-based compensation transactions using the intrinsic value method in accordance with APB Opinion No. 25 whereby compensation cost charged to expense, if any, was the excess of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee would pay to acquire the stock. Instead, under SFAS 123R companies are required to account for such transactions using a fair-value method and recognize the expense in the consolidated statements of income. This statement applies to all awards granted, modified, repurchased or cancelled after the required effective date.

        The Company adopted SFAS 123R, effective January 1, 2006, using the modified prospective transition method; this may impact the amount of compensation expense recorded in future financial statements if the Company grants share-based compensation to employees or directors in the future.

Stock Options

        On August 17, 1999, the Bank adopted a stock option plan (the "Plan") for employees and directors, under which both incentive and non-qualified stock options were granted, and subsequently the Company assumed all obligations related to such options. The Plan provided for the grant of 110,000 non-qualified and incentive stock options in 1999 to certain directors of the Company, with an exercise price equal to the market value of the Company's stock on the date of the grant. Such options were immediately exercisable and expire if unexercised ten years after the date of the grant. The Company has reserved 73,000 shares of common stock remaining for issuance under the Plan. No additional options may be granted under the Plan.

        A summary of the status of the stock options at June 30, 2006 and 2005 is as follows:

	Number of shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)
June 30, 2006
Outstanding, January 1, 2006	73,000	$10.13	3.7
Exercised	—
Outstanding, June 30, 2006	73,000	10.13	3.2
Exercisable at June 30, 2006	73,000	10.13	3.2
June 30, 2005
Outstanding, January 1, 2005	110,000	$10.13	4.7
Exercised	3,000	10.11
Outstanding, June 30, 2005	107,000	10.13	4.2
Exercisable at June 30, 2005	107,000	10.13	4.2

        The intrinsic value of options outstanding and exercisable at June 30, 2006 and 2005 was $1,333,491 and $964,819, respectively. There were no options exercised during the six months ended June 30, 2006. The intrinsic value of options exercised during the six months ended June 30, 2005 was $24,663. There are no pro forma disclosures required for the six months ended June 20, 2006 and 2005, because there was no compensation expense attributed to these periods as no awards were granted or vested under this Plan during these periods.

        The provisions of SFAS 123R have had no impact on existing plans under the employment agreements discussed below:

President's Agreement

        Under the terms of a previous employment agreement, which expired on October 23, 2003 (the "Agreement") between the Company and the President, the Agreement provided that the Company grants shares of the Company's common stock to the President on December 31, 2000, and annually thereafter through December 31, 2003. The number of shares was based on 30% of the President's base salary for the preceding annual employment period. Compensation costs for grants through 2002 were recognized over the period ending with the expiration date of the Agreement and compensation cost for the 2003 grant is being recognized over the term of his current employment agreement. This stock grant has been settled in cash in each year from 2001 through 2005 and is anticipated to settle in cash until fully settled. The expense charged to operations related to this component of the Agreement was $29,376 and $13,626, respectively, for the six months ended June 30, 2006 and 2005, respectively.

        The Agreement also provided for the grant of options to purchase a minimum of 10,000 shares of the Company's common stock on December 31, 2000, and annually thereafter through December 31, 2003. In the event that the Company did not have stock options available to grant at any of these dates, which was the case at December 31, 2000, 2001, 2002 and 2003, the President was able to elect, on a future determination date, to be chosen by the President, to receive cash compensation in the future equal to the difference between the value of the Company's stock at the time the options would have been granted, and the value of the Company's stock on the determination date. The expense charged to operations for the option component of the Agreement was $71,625 and $37,770, respectively, for the six months ended June 30, 2006 and 2005, respectively.

Stock Appreciation Rights Plan

        During 2001, the Company adopted the Patriot National Bancorp, Inc. 2001 Stock Appreciation Rights Plan (the "SAR Plan"), providing for the grant by the Company of stock appreciation rights to officers of the Company. Stock appreciation rights entitle the officers to receive, in cash or Company common stock, the appreciation in value of the Company's common stock from the date of the grant. Each award vests at the rate of 20% per year from the date of the grant. Any unexercised rights will expire ten years from the date of grant. During 2001, the Company granted 18,000 stock appreciation rights to three officers. The expense charged to operations under the SAR Plan was $66,984 and $29,070, respectively, for the six months ended June 30, 2006 and 2005, respectively.

Note 10.    Segment Reporting

        Bancorp provides its commercial customers with products such as commercial mortgage and construction loans, working capital loans, equipment loans and other business financing arrangements, and provides its consumer customers with residential mortgage loans, home equity loans and other consumer installment loans. Bancorp also attracts deposits from both consumer and commercial customers, and invests such deposits in loans, investments and working capital. Revenues are generated primarily from net interest income from lending, investment and deposit activities. Additional revenues are derived from loan brokerage and application processing fees through the solicitation and processing of conventional mortgage loans, deposit account transaction based fees and service charges and other loan origination and processing fees.

        Bancorp's loan and deposit customers are primarily residents and businesses located in the Connecticut communities in which Bancorp has branches, as well as, in bordering communities. Its lending customers extend beyond these areas and also include other nonadjacent towns in Fairfield County, Connecticut and towns in Westchester County, New York.

        Bancorp's customer base is diversified. There is not a concentration of either loans or deposits from a single person or groups of individuals or within a single industry or groups of industries. Bancorp is not dependent on one or a few significant customers for either its loan or deposit activities, the loss of any one of which would have a material adverse impact on its business.

        Prior to April 1, 2006, Bancorp had two reportable segments: commercial banking and mortgage brokerage activities. The operations of the mortgage broker have been fully integrated into the operations of the commercial bank. The activities of the former mortgage broker segment have expanded to include the products and services of the former commercial banking segment and developed such that they are indistinguishable from the lending activities of the commercial bank. Any such separate financial disclosures would be consistent with those presented in the financial statements.

1,100,000 Shares

Common Stock

PATRIOT NATIONAL BANCORP, INC.

PROSPECTUS

                  , 2006

Sandler O'Neill + Partners, L.P.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table shows the costs and expenses, payable in connection with the sale and distribution of the securities being registered. We will pay all of these amounts. All amounts except the Securities and Exchange Commission registration fee are estimated.

SEC registration fee	$3,858
NASDAQ Global Market listing fee	100,000
NASD filing fee	1,700
Accounting fees and expenses	100,000
Legal fees and expenses	175,000
Printing fees and expenses	75,000
Transfer Agent fees and expenses	30,000
Blue sky fees and expenses (including legal fees)	50,000
Financial advisor fees and expenses	186,000
Miscellaneous	3,442

Total	$725,000

Item 14.    Indemnification of Directors and Officers.

        Section 33-771 of the Connecticut Business Corporation Act as amended permits the indemnification of directors and other individuals as long as such individual's behavior conforms to certain standards. Section 33-636 provides that a corporation's certificate of incorporation may limit personal liability and make indemnification obligatory under certain circumstances.

        Section VII of our Certificate of Incorporation, as amended, provides that we shall, to the fullest extent permitted under the Connecticut Business Corporation Act, indemnify anyone that we have the power to indemnify against any expenses, liabilities or other matters referred to in or covered by the Act. This indemnification is not exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise. Both action in an official capacity and action in another capacity while holding office may be subject to indemnification. A person's right to indemnification does not cease solely because that person ceases to be a director, officer, employee or agent, or because that person dies.

        Our Certificate of Incorporation does not provide for indemnification for expenses, penalties or other payments incurred in an administrative proceeding instituted by a bank regulatory agency resulting in civil monetary penalties or requiring payments to us. Director liability for breach of a duty to the company or its shareholders for monetary damages is limited to the amount of compensation for serving the corporation during the year of any violation, unless the breach:

  •
  involved a knowing and culpable violation of law;

  •
  enabled the director or an associate to receive an improper personal economic gain;

  •
  demonstrated a lack of good faith and conscious disregard for the duty;

  •
  constituted a sustained and unexcused pattern of inattention amounting to abdication of duty; or

  •
  created liability for an unlawful distribution under Section 33-757 of the Connecticut Business Corporation Act.

        Section VII also stipulates that no amendment to or repeal of Section VII shall apply to the liability or alleged liability of any eligible individual with respect to any acts or missions occurring prior to such amendment or repeal.

        We carry Directors' and Officers' insurance that covers our directors and officers against some liabilities they may incur when acting in their official capacities.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 15.    Recent Sales of Unregistered Securities.

        Since July 1, 2003, we have issued and sold the following unregistered securities:

(a)
Issuances of stock.

  On September 9, 2003, we issued 400 shares of our common stock to a former director pursuant to a consulting agreement. These shares were valued at a price per share of $11.15 for a total of $4,460.

  From December 31, 2003 through September 30, 2004, we issued an aggregate of 85,266 shares of our common stock upon exercise of warrants issued by the Bank in 1994 to persons who assisted the Bank in meeting its pre-opening expenses at an exercise price of $6.00 per share for aggregate consideration of $511,596.

  As of August 15, 2006, we had sold an aggregate of 45,000 shares of restricted common stock to our directors under the 1999 Patriot National Bank Stock Option Plan, at a weighted average exercise price of $10.13 per share, for aggregate consideration of $456,316.

  On October 26, 2005, we issued an aggregate of 1,375 shares of restricted common stock to six directors pursuant to our policy to award shares of common stock to outside directors. These shares were valued at approximately $19.118 per share for a total of $26,250.

  On July 13, 2006, we issued an aggregate of 845 shares of restricted common stock to five directors pursuant to our policy to award shares of common stock to outside directors. These shares were valued at approximately $29.50 per share for a total of $25,000.

(b)
Grants and exercises of stock options.

  As of August 15, 2006, we had outstanding under the 1999 Patriot National Bank Stock Option Plan options to purchase 65,000 shares of common stock, all of which options were exercisable as of that date. We had issued an aggregate of 45,000 shares under the plan. No shares of common stock remain available for future grants under this plan.

  We did not engage an underwriter in connection with any of the sales of securities described above. Sales of common stock to employees have been made in reliance upon the exemption for the registration requirements afforded by Section 4(2) of the Securities Act and Rule 701 thereunder as sales of an issuer's securities pursuant to a written contract relating to the compensation of such individuals. Sales of shares of common stock were made in reliance upon Section 4(2) of the Securities Act, and/or Regulation D promulgated thereunder. At the time of issuance, all of the foregoing shares of common stock were deemed to be restricted securities for the purposes of the Securities Act, and the certificates representing those securities bore legends to that effect.

Item 16.    Exhibits and Financial Statement Schedules.

        See the Exhibit Index immediately following the signature page hereof.

Item 17.    Undertakings.

(a)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)
The undersigned registrant hereby undertakes:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Stamford, State of Connecticut, on August 22, 2006.

PATRIOT NATIONAL BANCORP, INC. (Registrant)
By:	/s/ ANGELO DE CARO Angelo De Caro Chairman & Chief Executive Officer

POWER OF ATTORNEY

        We, the undersigned officers and directors of Patriot National Bancorp, Inc., hereby severally constitute and appoint Charles F. Howell, Robert F. O'Connell and Philip W. Wolford, and each of them singly, our true and lawful attorneys, with full power to them in any and all capacitates, to sign any amendments to this Registration Statement on Form S-1 (including pre-and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

        In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ ANGELO DE CARO Angelo De Caro	Chairman and Chief Executive Officer (Principal Executive Officer)	August 22, 2006
/s/ CHARLES F. HOWELL Charles F. Howell	Vice Chairman and President	August 22, 2006
/s/ ROBERT F. O'CONNELL Robert F. O'Connell	Senior Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)	August 22, 2006
/s/ MICHAEL A. CAPODANNO Michael A. Capodanno	Senior Vice President and Controller (Principal Accounting Officer)	August 22, 2006
/s/ PHILIP W. WOLFORD Philip W. Wolford	Chief Operating Officer and Director	August 22, 2006

/s/ JOHN J. FERGUSON John J. Ferguson	Director	August 22, 2006
/s/ BRIAN A. FITZGERALD Brian A. Fitzgerald	Director	August 22, 2006
/s/ JOHN A. GEOGHEGAN John A. Geoghegan	Director	August 22, 2006
/s/ L. MORRIS GLUCKSMAN L. Morris Glucksman	Director	August 22, 2006
/s/ MICHAEL F. INTRIERI Michael F. Intrieri	Director	August 22, 2006

Exhibit Index

Exhibit Number		Description of Exhibit
1	(1)	Form of Underwriting Agreement by and between the Registrant and Sandler O'Neill & Partners, L.P.
2
		Agreement and Plan of Reorganization dated as of June 28, 1999 between the Registrant and Patriot National Bank. Filed as Exhibit 2 to the Company's Registration Statement on Form SB-2 (File No. 333-124312) on April 25, 2005 and incorporated herein by reference.
3.1
		Certificate of Incorporation of the Registrant, as amended by the Certificate of Amendment of Certificate of Incorporation of the Registrant, filed on September 27, 2004, as further amended by the Certificate of Amendment of Certificate of Incorporation of the Registrant, filed on June 30, 2006.
3.2		By-laws of the Registrant. Filed as Exhibit 3.2 to the Company's Registration Statement on Form SB-2 (File No. 333-124312) on April 25, 2005 and incorporated herein by reference.
4.1
		Rights Agreement, dated April 19, 2004, by and between Registrar and Transfer Company and the Registrant. Filed as Exhibit 4.1 to the Company's Registration Statement on Form SB-2 (File No. 333-124312) on April 25, 2005 and incorporated herein by reference.
5	(1)	Opinion of Tyler Cooper & Alcorn, LLP.
10.1
		1999 Stock Option Plan of Patriot National Bank. Filed as Exhibit 10.1 to the Company's Registration Statement on Form SB-2 (File No. 333-124312) on April 25, 2005 and incorporated herein by reference.
10.2
		2001 Stock Appreciation Rights Plan of Registrant. Filed as Exhibit 10.2 to the Company's Registration Statement on Form SB-2 (File No. 333-124312) on April 25, 2005 and incorporated herein by reference.
10.3
		Employment Agreement, dated as of October 23, 2000, as amended by a First Amendment, dated as of March 21, 2001, among the Registrant, Patriot National Bank and Charles F. Howell. Filed as Exhibit 10.3 to the Company's Registration Statement on Form SB-2 (File No. 333-124312) on April 25, 2005 and incorporated herein by reference.
10.4
		Second Amendment to Employment Agreement among the Registrant, Patriot National Bank and Charles F. Howell, dated as of May, 2002. Filed as Exhibit 10.4 to the Company's Registration Statement on Form SB-2 (File No. 333-124312) on April 25, 2005 and incorporated herein by reference.
10.5
		Employment Agreement, dated as of October 23, 2003, among the Registrant, Patriot National Bank and Charles F. Howell. Filed as Exhibit 10.5 to the Company's Registration Statement on Form SB-2 (File No. 333-124312) on April 25, 2005 and incorporated herein by reference.
10.6
		Amended and Restated Employment Agreement, dated as of November 3, 2003, among the Registrant, Patriot National Bank and Robert F. O'Connell. Filed as Exhibit 10.6 to the Company's Registration Statement on Form SB-2 (File No. 333-124312) on April 25, 2005 and incorporated herein by reference.

10.7
Amended and Restated Senior Management Change of Control Agreement, dated as of November 3, 2003, between Robert F. O'Connell and Patriot National Bank. Filed as Exhibit 10.7 to the Company's Registration Statement on Form SB-2 (File No. 333-124312) on April 25, 2005 and incorporated herein by reference.
10.8
Senior Management Change of Control Agreement, dated as of May 1, 2001, between Martin G. Noble and Patriot National Bank. Filed as Exhibit 10.8 to the Company's Registration Statement on Form SB-2 (File No. 333-124312) on April 25, 2005 and incorporated herein by reference.
10.9
Employment Agreement, dated as of January 1, 2006, between Marcus Zavattaro and Patriot National Bank. Filed as Exhibit 10(a)(8) to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 (File No. 0-29599) on March 30, 2006 and incorporated herein by reference.
10.10
License Agreement, dated July 1, 2003, between Patriot National Bank and L. Morris Glucksman. Filed as Exhibit 10.10 to the Company's Registration Statement on Form SB-2 (File No. 333-124312) on April 25, 2005 and incorporated herein by reference.
10.11
Amendment No. 1 to the Amended and Restated Change of Control Agreement, dated March 30, 2006, between Robert F. O'Connell and Patriot National Bank. Filed as Exhibit 10(a)(11) to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 (File No. 0-29599) on March 30, 2006 and incorporated herein by reference.
10.12
2005 Director Stock Award Plan. Filed as Exhibit 10(a)(12) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (File No. 0-29599) on August 14, 2006 and incorporated herein by reference.
21		Subsidiaries of the Registrant.
23.1		Consent of McGladrey & Pullen, LLP, Independent Auditors.
23.2	(1)	Consent of Tyler Cooper & Alcorn, LLP. Included in Exhibit 5.
24		Power of Attorney. Contained on the signature page hereto.

(1)
To be filed by amendment.

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TABLE OF CONTENTS
Prospectus Summary
The Offering
Selected Consolidated Financial and Other Data
Risk Factors
Cautionary Statement Regarding Forward Looking Statements
Use of Proceeds
Dividend Policy
Market Price of Common Stock
Capitalization
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Supervision and Regulation
Security Ownership of Certain Beneficial Owners and Management
Management
Executive Compensation
Description of Capital Stock
Underwriting
Transfer Agent and Registrar
Legal Matters
Experts
Where You Can Find More Information
Index to Consolidated Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PATRIOT NATIONAL BANCORP, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS December 31, 2005 and 2004
PATRIOT NATIONAL BANCORP, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF INCOME Years Ended December 31, 2005, 2004 and 2003
PATRIOT NATIONAL BANCORP, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY Years Ended December 31, 2005, 2004 and 2003
PATRIOT NATIONAL BANCORP, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS Years Ended December 31, 2005, 2004 and 2003
PATRIOT NATIONAL BANCORP, INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2005 and 2004
PATRIOT NATIONAL BANCORP, INC CONSOLIDATED BALANCE SHEETS June 30, 2006 (unaudited)
PATRIOT NATIONAL BANCORP, INC. CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
PATRIOT NATIONAL BANCORP, INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Unaudited)
PATRIOT NATIONAL BANCORP, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
PATRIOT NATIONAL BANCORP, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
Exhibit Index